    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 2003

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          ADERIS PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                               2834                              54-1749283
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                                 85 MAIN STREET
                         HOPKINTON, MASSACHUSETTS 01748
              (Address, including zip code, and telephone number,
     including area code, of the registrant's principal executive offices)
                             ---------------------
                                 PETER G. SAVAS
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          ADERIS PHARMACEUTICALS, INC.
                                 85 MAIN STREET
                         HOPKINTON, MASSACHUSETTS 01748
                                 (508) 497-2300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                 ALAN W. PETTIS, ESQ.                                ALEJANDRO E. CAMACHO, ESQ.
                 JEEVAN B. GORE, ESQ.                                  CLIFFORD CHANCE US LLP
                 LATHAM & WATKINS LLP                                     200 PARK AVENUE
          650 TOWN CENTER DRIVE, SUITE 2000                           NEW YORK, NEW YORK 10166
             COSTA MESA, CALIFORNIA 92626                                  (212) 878-8000
                    (714) 540-1235

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM                AMOUNT OF
                   TITLE OF EACH CLASS OF                         AGGREGATE OFFERING              REGISTRATION
                SECURITIES TO BE REGISTERED                          PRICE(1)(2)                     FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..............................         $75,000,000                   $6,067.50
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes          shares that the Underwriters have the option to purchase
    solely to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  Subject to Completion, dated August 27, 2003
PROSPECTUS

                                             Shares

                                 (ADERIS LOGO)

                                  Common Stock

--------------------------------------------------------------------------------

This is the initial public offering of shares of our common stock. No public market currently exists for our common stock.
We have applied to list our shares of common stock for quotation on The Nasdaq National Market under the symbol "ADPX." We anticipate that the initial public
offering price will be between $          and $          per share.
Investing in our shares involves risks. See "Risk Factors" beginning on page 6.

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price.......................................  $           $
Underwriting Discounts and Commissions......................  $           $
Proceeds to Aderis Pharmaceuticals (before expenses)........  $           $

We have granted the underwriters a 30-day option to purchase up to additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about           , 2003.

--------------------------------------------------------------------------------

LEHMAN BROTHERS                                               CIBC WORLD MARKETS

                           U.S. BANCORP PIPER JAFFRAY

          , 2003

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     1
The Offering..........................     4
Summary Financial Data................     5
Risk Factors..........................     6
Special Note Regarding Forward-Looking
  Statements..........................    18
Use of Proceeds.......................    18
Dividend Policy.......................    18
Capitalization........................    19
Dilution..............................    20
Selected Financial Data...............    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    23
Business..............................    33

                                         PAGE
                                         ----
Scientific Advisory Board.............    45
Management............................    46
Principal Stockholders................    57
Description of Capital Stock..........    60
Shares Eligible for Future Sale.......    63
Underwriting..........................    64
Notice to Canadian Residents..........    68
Legal Matters.........................    70
Experts...............................    70
Change in Independent Auditors........    70
Where You Can Find More Information...    70
Index to Financial Statements.........   F-1

                             ---------------------

Through and including           , 2003 (the 25th day after the date of this
prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, are required to deliver a prospectus. This prospectus delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock, which we discuss under "Risk Factors," and our consolidated financial statements and related notes.

OVERVIEW

     We are a biopharmaceutical company engaged in developing small molecule drugs to treat central nervous system, cardiovascular and inflammatory conditions. We currently have four product candidates in development for six indications. Rotigotine CDS, our lead product candidate, is being developed by Schwarz Pharma AG. Rotigotine CDS is completing Phase III clinical trials for the treatment of Parkinson's disease and is in a Phase IIb clinical trial for Restless Legs Syndrome. King Pharmaceuticals Research and Development, Inc., a subsidiary of King Pharmaceuticals, Inc., has completed Phase II clinical trials with binodenoson as a pharmacologic stress agent for cardiac imaging and is expected to start Phase III clinical trials in the fourth quarter of 2003. King is also developing MRE-0094 as a treatment for chronic diabetic foot ulcers. The intravenous dosage form of selodenoson is being developed by Fujisawa Healthcare, Inc. Intravenous selodenoson is in Phase II clinical trials for heart rate control in atrial fibrillation and has demonstrated slowing of heart rate. We retain rights to the intravenous formulation outside the United States and Canada and the worldwide rights to the oral formulations of selodenoson. We have completed a Phase I clinical trial for an oral dosage form of selodenoson.

     We focus on small molecule drug candidates that act to selectively modify the activity of certain receptors, such as receptors for adenosine and dopamine. By targeting receptor subtypes responsible for specific effects, our goal is to produce therapeutic results while minimizing side effects. To limit stimulation of receptor subtypes in other tissues, we have developed molecules to target tissues where receptor subtypes may be sensitive to lower levels of drugs. In addition, to avoid side effects, we have designed molecules that may not enter certain organs. Small molecule medications are more easily formulated, have greater potential for absorption and utilization by the body, are more efficiently manufactured than large molecule therapies and generally offer greater dosing flexibility so that patients can comply with prescribed dosing schedules.

OUR PRODUCT CANDIDATES

     We currently have four product candidates in development for six indications.

     - Rotigotine CDS, our most advanced product candidate, is being developed by Schwarz Pharma. Rotigotine is a proprietary dopamine receptor agonist formulated in a once-daily transdermal patch. Rotigotine CDS is completing Phase III clinical trials as both a first-line treatment of early stage and a combination therapy for late stage Parkinson's disease. Parkinson's disease is an age-related, neurodegenerative disorder that affects approximately one million people in the United States. Approximately $2 billion is spent annually on drug therapy worldwide to treat this disease. Rotigotine CDS is designed to provide a constant blood level of the drug over a 24-hour period, thereby minimizing daily symptoms and side effects. We have licensed to Schwarz Pharma the worldwide development and commercialization rights to rotigotine CDS for Parkinson's disease. Rotigotine was administered to approximately 1,000 patients and healthy subjects before it entered Phase III clinical trials. Schwarz Pharma performed a randomized, double-blind, placebo-controlled, Phase IIb clinical trial in early stage Parkinson's disease patients that demonstrated a statistically significant improvement in patient's symptoms compared to placebo (p-value at two highest doses
       <0.0001). Schwarz Pharma also performed a Phase II clinical trial in 310 late stage patients. The primary endpoint of this trial measured the reduction in patient "off" time. Although this trial demonstrated a reduction in "off" time compared to baseline, the results were not statistically significant compared to placebo as a result of an unexpectedly large placebo effect. Schwarz Pharma plans to enroll approximately 1,200 patients with early stage and late stage Parkinson's disease into pivotal Phase III clinical trials using the same primary endpoints used in the Phase II clinical trials. Two of these trials have been completed. The initial results from the Phase III clinical trials are expected to be released in the first quarter of 2004. Schwarz Pharma has announced that it intends to submit a new drug application, or NDA, for rotigotine CDS by the end of 2004.

     - Rotigotine CDS is also being developed in lower-dose transdermal patches which are currently in a Phase IIb clinical trial for the treatment of Restless Legs Syndrome. Restless Legs Syndrome is a common neurologic movement disorder in which patients suffer an almost irresistible urge to move their legs that often results in sleep disturbances. Studies reported by the American Academy of Family Physicians have indicated that up to 15% of the population in the United States may have Restless Legs Syndrome. There are currently no medications approved for the treatment of Restless Legs Syndrome in the United States. A once-daily transdermal medication may provide continuous therapeutic blood levels of the drug and symptomatic relief throughout the night and into the daytime. We have licensed to Schwarz Pharma the worldwide development and commercialization rights to rotigotine CDS for Restless Legs Syndrome. A Phase II safety and efficacy pilot trial performed in Europe was completed in April 2002 and revealed a statistically significant improvement in symptoms (p-value = 0.04). Schwarz Pharma is currently conducting a randomized, placebo-controlled, dose-ranging Phase IIb trial in Europe under a US investigational new drug application, or IND. Schwarz Pharma expects the results of this trial will be available in the third quarter of 2004.

     - Binodenoson is an adenosine A(2A) agonist that is being developed by King. King has completed Phase II clinical trials and is expected to begin Phase III clinical trials during the fourth quarter of 2003. Binodenoson is being developed as an alternative to exercise prior to cardiac perfusion imaging for the diagnosis of coronary artery disease. Many patients cannot perform the level of exercise necessary for an adequate diagnostic test and require a pharmacologic stress agent in lieu of exercise. We estimate that approximately 2.6 million cardiac perfusion imaging procedures are performed annually in the United States using a pharmacologic stress agent. Binodenoson is designed to minimize the side effects associated with the most commonly used agents, adenosine and dipyridamole. Binodenoson is formulated to be dosed as an injection for ease of administration rather than the continuous infusion with an intravenous pump required with adenosine and dipyridamole. We have licensed to King the worldwide development and commercialization rights to binodenoson as a pharmacologic stress agent. Binodenoson has been administered to 440 patients and healthy volunteers in six clinical trials. King completed a multi-center, single-blind, two-arm crossover Phase IIb clinical trial in patients who received pharmacologic stress tests with both adenosine and binodenoson. Results from the trial indicated that binodenoson was comparable to adenosine for detecting the extent of coronary disease. In addition, this clinical trial demonstrated that binodenoson had fewer and less severe side effects than adenosine with a statistically significant p-value of <0.01 in each case. King intends to initiate Phase III clinical trials in the fourth quarter of 2003 in the United States and internationally.

     - Selodenoson is currently being developed in intravenous and oral formulations for the treatment of atrial fibrillation. The intravenous dosage form of selodenoson, an adenosine A(1) agonist, is being developed by Fujisawa Healthcare. Intravenous selodenoson is in Phase II clinical trials for heart rate control in atrial fibrillation and has demonstrated slowing of heart rate. An oral formulation of selodenoson has completed a Phase I clinical trial. In addition to the clinical trials discussed below, clinical trials are ongoing to evaluate the side effects from A(1) receptor stimulation on other parts of the body. Selodenoson is designed to control heart rate in atrial fibrillation by slowing conduction through the atrioventricular node. Atrial fibrillation is the most common sustained cardiac arrhythmia, or abnormal heart rhythm, and currently affects approximately two million people in the United States. Selodenoson is being developed as both an intravenous formulation for acute rate control and as a modified release oral formulation for chronic rate control. We have licensed to Fujisawa Healthcare the rights to develop and commercialize the intravenous formulation of selodenoson in the United States and Canada. We retain rights to develop and commercialize the intravenous formulation in all other countries and worldwide rights for all oral formulations. We and Fujisawa Healthcare have performed a total of 11 Phase I and Phase II clinical trials in which a total of 453 patients and healthy volunteers received selodenoson. One of these Phase II clinical trials examined the effect on heart rate of infusions of escalating doses of selodenoson in patients with atrial fibrillation. The data from this trial demonstrated a statistically significant decrease (p-value < 0.05) in heart rate compared to baseline in patients who received the drug, but there was no change from baseline in patients who received placebo. This data has been accepted to be presented at the American Heart Association's Scientific Sessions in November 2003. Two more of these Phase II clinical trials have been completed and we anticipate the release of these results in early 2004.

     - MRE-0094 is an adenosine A(2A) agonist formulated as a topical treatment currently in development for the treatment of chronic diabetic foot ulcers. Approximately 15% of the estimated 16 million diabetics in the United States develop foot ulcers. It is estimated that of the more than 50,000 annual amputations of a lower extremity in diabetics, 85% result from foot ulcers. MRE-0094 appears to promote wound healing. King filed an investigational new drug application, or IND, in May 2002 for MRE-0094. We have licensed to King the worldwide development and commercialization rights for MRE-0094.

     We believe there may be additional therapeutic indications for our portfolio of product candidates. None of our product candidates have been approved by the Food and Drug Administration or European regulators for commercialization. We have a history of operating losses and, as of June 30, 2003, we had an accumulated deficit of approximately $44.8 million. In addition, we are dependent upon third parties, especially our collaborators, for the successful commercialization of our clinical product candidates.

     We are at an early stage of development and face significant challenges in achieving our business objectives, including successful completion of clinical trials, obtaining regulatory approvals, market acceptance of our products and competition from companies with greater resources.

OUR BUSINESS STRATEGY

     We intend to develop and commercialize therapies for central nervous system, cardiovascular and inflammatory conditions. To achieve this objective, we intend to concentrate on the following key strategies:

     - continue to invest to support our corporate collaborators in their development and commercialization of our advanced product candidates;

     - expand our product candidate portfolio by acquiring or in-licensing product candidates and programs that are 18-24 months from human clinical trials;

     - retain development responsibility for and marketing rights to selected drug candidates through late stage development to maximize product value; and

     - maintain balanced in-house expertise and capabilities in synthetic chemistry, pharmacology and key elements of clinical development while outsourcing routine drug development activities.

CORPORATE INFORMATION

     We were incorporated as Discovery Therapeutics, Inc. in Delaware in 1994 and changed our name to Aderis Pharmaceuticals, Inc. in January 2002. Our principal executive offices are located at 85 Main Street, Hopkinton, Massachusetts 01748, and our telephone number is (508) 497-2300. References in this prospectus to "Aderis," "we," "our" and "us" refer to Aderis Pharmaceuticals, Inc. Our web site is located at www.aderis.com. Information contained in our web site is not incorporated by reference into and does not form any part of this prospectus.

                                  THE OFFERING

Common stock being offered....                  shares

Common stock to be outstanding
after the offering............                  shares

Use of proceeds...............   We intend to use the net proceeds from the
                                 offering for research and development
                                 activities, including clinical trials,
                                 acquisition of products and new technologies, working capital and other general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National
Market symbol.................   ADPX

     The number of shares of common stock outstanding after this offering is
based on shares outstanding on                     , 2003 and excludes:

     - 2,125,697 shares of common stock issuable upon exercise of options outstanding under our 1995 stock option plan and our 2001 incentive award plan with a weighted average price of $0.73 per share;

     - 225,060 shares of common stock issuable upon exercise of warrants with a weighted average price of $3.64 per share; and

     - up to 531,287 additional shares of common stock reserved for issuance under our 1995 stock option plan and 2001 incentive award plan.

     Unless otherwise indicated, all information in this prospectus has been adjusted to reflect:

     - an initial public offering price of $     per share, the midpoint of the
       estimated offering price range;

     - the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering;

     - the filing of our amended and restated certificate of incorporation immediately following the closing of this offering;

     - no exercise by the underwriters of their over-allotment option; and

     - the issuance of 366,851 shares of common stock to the former shareholders of Renalogics, Inc. upon the closing of this offering.

                             SUMMARY FINANCIAL DATA

     The following table sets forth certain of our summary financial data. The data presented below have been derived from our audited and unaudited interim consolidated financial statements included elsewhere in this prospectus.

     You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STATEMENTS OF OPERATIONS DATA

                                                                       SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,          JUNE 30,
                                       -----------------------------   -----------------
                                        2000       2001       2002      2002      2003
                                       -------   --------   --------   -------   -------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $ 2,967   $  5,829   $  3,153   $ 1,500   $   847
Costs and expenses...................    8,160     17,800     18,283     8,969     6,924
Operating loss.......................   (5,193)   (11,971)   (15,130)   (7,469)   (6,077)
Net loss.............................  $(4,943)  $(11,081)  $(14,437)  $(7,106)  $(5,773)
Net loss per common share, basic and
  diluted(1).........................  $ (1.87)  $  (3.97)  $  (3.87)  $ (1.95)  $ (1.49)
Shares used in computing net loss per
  common share, basic and
  diluted(1).........................    2,638      2,790      3,729     3,644     3,879

BALANCE SHEET DATA

                                                                 AS OF JUNE 30, 2003
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  3,584
Marketable securities.......................................    22,703
Working capital.............................................    25,724
Total assets................................................    27,706
Convertible preferred stock.................................    56,215
Deferred stock compensation.................................    (3,226)
Total stockholders' deficit.................................   (29,732)

---------------

(1) Net loss per common share and the shares used to compute net loss per common share do not give effect to the conversion of the outstanding convertible preferred stock, the issuance of 366,851 shares of common stock issuable to the former shareholders of Renalogics or other common stock equivalents.

(2) The pro forma as adjusted balance sheet data give effect to the conversion of all outstanding convertible preferred stock into 10,941,993 shares of common stock and the issuance of 366,851 shares of common stock issuable to the former shareholders of Renalogics and a $4.2 million increase in our accumulated deficit resulting from a charge to operations for the value, assumed to be $11.36 per share, of the shares to be issued to the former shareholders of Renalogics. The pro forma as adjusted balance sheet data
    also reflect the sale of           shares of common stock at an assumed
    initial offering price of $     per share, after deducting the underwriting
    discounts, commissions and estimated offering expenses.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

     Since we were founded in 1994, we have engaged primarily in organizational and research and development efforts. We have incurred operating losses in all but two years since our inception, and we may never achieve sustained profitability. The net loss for each of the fiscal years ended December 31, 2000, 2001 and 2002 was $4.9 million, $11.1 million and $14.4 million, respectively. The net loss for the six months ended June 30, 2003 was $5.8 million. As of June 30, 2003, we had an accumulated deficit of $44.8 million. Our losses have resulted principally from costs incurred in connection with our research and development activities and from general and administrative costs associated with our operations.

     We have not commercially launched any products to date and do not expect to do so in the near future. Our ability to generate revenue from product sales or to achieve profitability is dependent on our ability, alone or with our corporate collaborators, to successfully and in a timely manner design, develop, manufacture and commercialize our product candidates. Our revenues to date have been generated principally from license fees and milestone payments from our drug compounds. We expect that our costs will continue to exceed our revenues on an annual basis for the foreseeable future. We may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE, CAUSING INVESTOR LOSSES.

     Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

     - the demand for our drug candidates;

     - the expiration or termination of agreements with collaborators, which may not be renewed or replaced;

     - general and industry-specific economic conditions, which may affect our collaborators' and our research and development expenditures on our out-licensed drug candidates;

     - the inability of our collaborators and us to complete non-clinical and clinical studies in a timely manner that result in a failure or delay in receiving the required regulatory approvals to commercialize our drug candidates;

     - the timing of the introduction and market acceptance of new drug candidates by us or competing companies;

     - the timing and willingness of our collaborators to invest the resources necessary to commercialize our drug candidates;

     - the timing of receipts of milestone payments from our collaborators;

     - our ability to control our costs; and

     - the timing of regulatory approvals, if any.

     If our revenues decline in a quarter, whether due to a delay in recognizing expected revenues or otherwise, our earnings will decline because many of our expenses are relatively fixed. In particular, our research and development and general and administrative expenses are not directly affected by variations in revenue.

     Due to fluctuations in our revenues and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND WE DO NOT HAVE, AND MAY NEVER DEVELOP, ANY COMMERCIAL DRUGS OR OTHER PRODUCTS THAT GENERATE REVENUES.

     We are a biopharmaceutical company at an early stage of development, and we do not have any commercial products. Our drug candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs, either because the drug candidates fail to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue our drug candidates through the clinical trial process. We do not expect to be able to market any of our existing drug candidates for a number of years, if at all. If we are unable to develop any commercial drugs, or if such development is delayed, we will be unable to generate product revenues.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF THE CLINICAL TRIALS FOR OUR MOST ADVANCED DRUG CANDIDATES, ROTIGOTINE CDS, BINODENOSON AND SELODENOSON.

     Our business prospects will depend on our ability and the ability of our collaborators to complete patient enrollment in clinical trials, to obtain satisfactory results, to obtain required regulatory approvals and to successfully commercialize rotigotine CDS, binodenoson and selodenoson. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment in the trials may result in increased costs, program delays, or both, which could slow down our product development and approval process. If clinical trials for these drug candidates are not completed or conducted as planned, or if any of these drug candidates do not prove to be safe and effective or do not receive required regulatory approvals, the commercialization of these drug candidates would be delayed or prevented and, accordingly, our ability to generate revenue and achieve profitability would be materially harmed which would likely cause a sharp drop in our stock price.

IF WE DO NOT UPDATE AND ENHANCE OUR TECHNOLOGIES, THEY WILL BECOME OBSOLETE.

     The biopharmaceutical market is characterized by rapid technological change, and our future success will depend on our ability to update and enhance our technologies. Because our technology platform is designed to integrate many technologies, it may be difficult for us to stay abreast of the rapid change in each of the areas encompassed within our technology platform. If we fail to stay at the forefront of technological change we will be unable to compete effectively. Our technologies may be rendered obsolete by advances in existing technological approaches or the development of different approaches by one or more of our current or future competitors.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING, UNCERTAIN AND MAY PREVENT US FROM OBTAINING REQUIRED APPROVALS FOR THE COMMERCIALIZATION OF SOME OF OUR DRUG CANDIDATES.

     The research, testing, manufacturing and marketing of drug candidates are subject to extensive regulation by numerous regulatory authorities in the United States and other countries. In addition, countries other than the United States have complex and technical regulatory requirements that differ from country to country.

Failure to comply with the regulatory requirements of the FDA and other applicable foreign and US regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include:

     - warning letters;

     - civil penalties;

     - criminal penalties;

     - injunctions;

     - product seizure or detention;

     - product recalls;

     - total or partial suspension of production; and

     - FDA refusal to approve pending new drug applications, or NDAs, or supplements to approved NDAs.

     Our drug candidates are in the pre-clinical and clinical stages of development and have not received required regulatory clearance from the FDA or any other foreign or US regulatory body to be commercially marketed and sold. The regulatory clearance process typically takes many years and is extremely expensive. Despite the time and expense exerted, regulatory clearance is never guaranteed.

     The number of pre-clinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for and regulations applicable to any particular drug candidate.

     The FDA can delay, limit or deny approval of a drug for many reasons, including:

     - a drug candidate may not be safe or effective;

     - FDA officials may interpret data from pre-clinical testing and clinical trials in different ways than we and our collaborators interpret it;

     - the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators; or

     - the FDA may change its approval policies or adopt new regulations.

     Even if we receive FDA and other regulatory approvals, our drug candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw products derived from those drug candidates from the market. If we fail to obtain regulatory clearance for our current or future drug candidates, we will be unable to market and sell any products and therefore may never be able to generate product revenues or be profitable.

WE DO NOT HAVE ACCESS TO OR CONTROL OVER CORRESPONDENCE, REPORTS AND OTHER RELATED DOCUMENTATION BETWEEN OUR COLLABORATORS AND THE FDA OR OTHER REGULATORY AGENCIES AND ACCORDINGLY WE WOULD NOT NECESSARILY BE AWARE OF NEGATIVE DEVELOPMENTS IN THE REGULATORY PROCESS FOR OUR DRUG CANDIDATES.

     Our collaborative agreements do not provide us with the right to review or control correspondence, reports and other related documentation between our corporate collaborators and the FDA and corresponding foreign regulatory authorities. Accordingly, we would not necessarily be aware of negative developments in the regulatory process for our drug candidates. These could include developments that could delay, limit or prevent approval of our drug candidates. If we fail to obtain regulatory clearance for any of our current or future drug candidates, we will be unable to market and sell such products and therefore may never be able to generate product revenues or be profitable.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS.

     Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the indicated uses for which the drug candidate may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third-party manufacturers will be required to adhere to federal regulations setting forth current good manufacturing practices, known as cGMP. The regulations require that our drug candidates are manufactured and our records maintained in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our third party manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

OUR PRE-CLINICAL AND INITIAL CLINICAL TESTING RESULTS MAY NOT BE PREDICTIVE OF FUTURE TRIAL RESULTS. IF SUBSEQUENT TRIAL RESULTS ARE NEGATIVE, WE MAY BE FORCED TO STOP DEVELOPING DRUG CANDIDATES IMPORTANT TO OUR FUTURE.

     The results of pre-clinical studies and initial clinical trials of our drug candidates do not necessarily predict the results of later-stage clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. The data collected from clinical trials of our drug candidates may not be sufficient to support FDA or other regulatory approval.

     Administering any drug candidates we develop to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our drug candidates and could result in the FDA or other regulatory authorities denying approval of our drug candidates for any or all targeted indications. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. None of our drug candidates may be safe for human use.

IF OUR COLLABORATORS DO NOT DEVOTE ADEQUATE RESOURCES TO THE DEVELOPMENT AND COMMERCIALIZATION OF OUR LICENSED DRUG CANDIDATES, WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

     We have granted exclusive development, commercialization and marketing rights to Schwarz Pharma for the development of rotigotine CDS, to King for binodenoson and MRE-0094 and to Fujisawa Healthcare for the intravenous formulation of selodenoson in the United States and Canada. These collaborators are responsible for most, and in some cases all, aspects of these programs, including conducting research and development, clinical trials, the regulatory approval process and commercialization. Other than attendance at periodic joint steering committee meetings, we have no ongoing obligations under our collaborative arrangements. See "Business -- Corporate Collaborations" for details on these collaborations.

     We have limited or no control over the amount and timing of resources that our collaborators dedicate to the development of our licensed drug candidates. Our ability to generate royalties from our collaborators depends on our collaborators' abilities to establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of products developed from our drug candidates. If Schwarz Pharma, King or Fujisawa Healthcare do not perform under our collaborative agreements, our potential for revenue from the related drug candidates will be dramatically reduced. Schwarz Pharma, King and Fujisawa Healthcare may terminate our collaborative agreements on short notice and at their sole discretion.

WE ARE DEPENDENT ON OUR COLLABORATORS AND OUR FAILURE TO SUCCESSFULLY MANAGE OUR EXISTING AND FUTURE COLLABORATIONS COULD PREVENT US FROM DEVELOPING AND COMMERCIALIZING OUR DRUG CANDIDATES.

     Our strategy depends upon the maintenance of our existing collaborations and our formation of new collaborations. Several factors could harm our current or future collaborations:

     - collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to continue or renew research and development programs;

     - collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

     - collaborators could independently develop, or develop with third parties, products that could compete with our future products;

     - the terms of our agreements with our current or future collaborators may not be favorable to us;

     - a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of products developed from our drug candidates, limiting our potential revenues from the commercialization of a product;

     - disputes may arise delaying or terminating the research, development or commercialization of our drug candidates, resulting in significant litigation or arbitration, or causing collaborators to act in their own self-interest and not in the interest of our stockholders; and

     - collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the drug candidate.

     In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

IF WE FAIL TO MAINTAIN OUR EXISTING COLLABORATIVE RELATIONSHIPS OR IF WE DO NOT FIND ADDITIONAL COLLABORATORS FOR OUR DRUG CANDIDATES, WE MAY HAVE TO REDUCE OR DELAY OUR RATE OF PRODUCT DEVELOPMENT AND/OR INCREASE OUR EXPENDITURES.

     Our strategy for developing, manufacturing and commercializing our drug candidates includes entering into various relationships with pharmaceutical companies to advance our programs and reduce our expenditures on each program. We may not be able to negotiate additional collaborations on acceptable terms, if at all. If we are not able to maintain our existing collaborative relationships or establish additional collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our capital expenditures to fund development programs on our own, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

IF PHYSICIANS AND PATIENTS DO NOT ACCEPT OUR PRODUCTS, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE, IF ANY.

     Even if our products obtain regulatory approval, our products, if any, may not gain market acceptance among physicians, patients and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. The degree of market acceptance of any product depends on a number of factors, including:

     - demonstration of clinical efficacy and safety;

     - cost effectiveness;

     - convenience and ease of administration;

     - potential advantages over alternative treatment methods; and

     - marketing and distribution support.

     Physicians will not recommend our products until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other treatments. In practice, competitors may be more effective in marketing their drugs. Even if the clinical safety and efficacy of products developed from our drug candidates is established, physicians may elect not to recommend these products for a variety of factors, including the reimbursement policies of government and third-party payors.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE DRUGS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

     There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products developed from our drug candidates in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for products developed from our drug candidates and affect our ability to commercialize any products we may develop. If third parties fail to provide reimbursement and adequate coverage for any drugs, consumers and doctors may not choose to use products developed from our drug candidates, and we may not realize an acceptable return on our investment in product development.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT REVENUES NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS.

     It might be necessary for us to raise additional capital over the next few years to continue our research and development efforts and to commercialize our products. We believe that the proceeds from this offering and projected revenues from collaborations should be sufficient to fund our anticipated levels of operations for the next 24 months. However, our business or operations may change in a manner that would consume available resources more rapidly than anticipated. We may not continue to receive payments under existing collaborative arrangements and existing or potential future collaborations may not be adequate to fund our operations. We may need additional funds sooner than planned to meet operational needs and capital requirements for product development and commercialization. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to reduce substantially or eliminate expenditures for the development and production of certain of our proposed products or obtain funds through arrangements with our corporate collaborators that require us to relinquish rights to certain of our technologies or products. Either of these alternatives could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

OUR COMPETITORS MAY DEVELOP AND MARKET DRUGS THAT ARE LESS EXPENSIVE, MORE EFFECTIVE, OR SAFER, WHICH MAY DIMINISH OR ELIMINATE THE COMMERCIAL SUCCESS OF ANY PRODUCTS WE MAY COMMERCIALIZE.

     The biopharmaceutical market is highly competitive. We are aware of other companies that are developing products that may be competitive to ours. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies emerge. Our competitors may:

     - adapt more quickly to new technologies and scientific advances;

     - initiate or withstand substantial price competition more successfully than we can;

     - have greater success in recruiting skilled scientific workers from the limited pool of available talent;

     - more effectively negotiate third-party licensing and collaboration arrangements; and

     - take advantage of acquisition or other opportunities more readily than we can.

     Almost all of the larger biopharmaceutical companies have developed, or are attempting to develop, products that will compete with products that may be developed from our drug candidates.

     It is possible that our competitors will develop and market products that are less expensive and more effective than our future products or that will render our products obsolete. It is also possible that our competitors will commercialize competing products before any products developed from our drug candidates are marketed. We expect that the competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of our competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully. See
"Business -- Competition" for additional information.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

     Our continued success will depend significantly on our ability to obtain and maintain meaningful patent protection for our drug candidates throughout the world. We rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending and future patent applications may not issue as patents, and any patent issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued to us, or which may be issued to us in the future, may not be sufficiently broad to prevent third parties from producing competing products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the United States. If we fail to obtain adequate patent protection for our proprietary technology, our competitors may produce competing products based on our technology, which would substantially impair our ability to compete.

     In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of a relationship with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Furthermore, others may have developed, or may develop in the future, substantially similar or superior know-how and technology.

WE MAY BE INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS WHICH COULD BE EXPENSIVE AND TIME CONSUMING.

     In order to protect or enforce our patent rights, we may initiate patent litigation against third parties or we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

     Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our common stock.

OUR SUCCESS DEPENDS ON OUR ABILITY TO OPERATE WITHOUT INFRINGING OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

     Our success depends on avoiding the infringement of other parties' patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. Given that there may be patents of which we are unaware, particularly in the United States where patent applications are confidential, avoiding patent infringement may be difficult. Various third parties hold patents which may relate to our technology, and we may be found to infringe these or other patents or proprietary rights of third parties, either with products we are currently developing or with new products which we may develop in the future. If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our current or future products or drug candidates, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. We may not be able to obtain the license on commercially reasonable terms, if at all, especially if the patent holder is a competitor. In addition, even if we can obtain the license, it may be non-exclusive, which will permit others to use the same technology licensed to us. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us would likely delay the regulatory approval process, harm our competitive position, be very costly and require significant time and attention of our key management and technical personnel.

THE FAILURE TO ATTRACT AND MAINTAIN SKILLED PERSONNEL COULD IMPAIR OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS.

     Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel. We only carry key person life insurance on Peter G. Savas, our chief executive officer and president. The loss of the services of any member of our senior management, scientific or technical staff may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition. We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have other commitments such as consulting or advisory contracts with other organizations that may affect their ability to contribute to us. Our future success will also depend on our ability to identify, recruit and retain additional qualified scientific, technical and managerial personnel. There is currently a shortage of skilled executives and intense competition for such personnel in the areas of our activities, and we may be unable to continue to attract and retain personnel with the advanced qualifications necessary for the development of our business. The inability to attract and retain the necessary scientific, technical and managerial personnel could limit or delay our product development efforts which would adversely affect the growth of our business.

WE HAVE NO MANUFACTURING CAPACITY AND DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS.

     We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates under development. We have no experience in manufacturing, and we currently lack resources and the capability to manufacture any of our drug candidates on a clinical or commercial scale. As a result, we are dependent on corporate collaborators, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our drug candidates. These third parties may not be successful in manufacturing our drug candidates on a commercial scale. In addition, in the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third party manufacturers in a timely manner.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

     We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties which have established distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

     If we are unable to reach and maintain an agreement with one or more pharmaceutical companies or collaborators, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products to physicians. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE.

     Once we have commercially launched our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties that we have agreed to indemnify could incur liability.

     Since we conduct clinical trials on humans, we face the risk that the use of our drug candidates will result in adverse effects. These risks will exist even for products developed from our drug candidates that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

OUR RESEARCH AND DEVELOPMENT OPERATIONS INVOLVE HAZARDOUS MATERIALS, WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITY.

     Our research and development activities involve the controlled use of hazardous materials, including hazardous chemicals and radioactive materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may incur significant costs to comply with additional environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH, AND THESE DIFFICULTIES COULD DISRUPT OUR OPERATIONS.

     We expect to have significant growth in the number of our employees and the scope of our operations. Recent growth has placed a significant strain on our managerial, operational and financial resources. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, to expand our facilities and to continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

                         RISKS RELATED TO THIS OFFERING

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Following the completion of this offering, our executive officers, directors and their affiliates will beneficially own or control approximately percent of the outstanding shares of our common stock (after giving effect to the conversion of all outstanding convertible preferred stock and the exercise of all outstanding vested and unvested options and warrants). Accordingly, our current executive officers, directors and their affiliates, acting as a group, will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. See "Management" and "Principal Stockholders" for details on our capital stock ownership.

WE MAY INCUR INCREASED COSTS AS A RESULT OF RECENTLY ENACTED AND PROPOSED CHANGES IN LAWS AND REGULATIONS.

     Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS IN WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A RETURN TO OUR STOCKHOLDERS.

     Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. Management intends to use a majority of the proceeds from this offering for research and development, working capital and other general corporate purposes, and potentially to finance future acquisitions. Because of the number and variability of factors that determine our use of the proceeds from this offering, our intended uses for the proceeds of this offering may vary substantially from our currently planned uses. Pending our use of the proceeds from this offering, we intend to invest the net proceeds from this offering in interest-bearing securities of investment grade.

IF WE ENGAGE IN ANY ACQUISITION, WE WILL INCUR A VARIETY OF COSTS THAT COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS, AND WE MAY NEVER REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION.

     We currently have no commitments or agreements with respect to any material acquisitions. However, if appropriate opportunities become available, we may attempt to acquire businesses, technologies, services or products that we believe are a strategic fit with our business. The process of integrating an acquired business, technology or product may result in unforeseen operating difficulties and expenditures and may require significant management attention that would otherwise be unavailable for ongoing development of our existing business. In addition, we may not be able to maintain the levels of operating efficiency that any acquired company achieved or might have achieved separately. Successful integration of the companies we acquire will depend upon our ability to, among other things, eliminate redundancies and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve cost savings and other benefits that we might hope to achieve with acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or have an undesirable impact on our consolidated financial statements. In addition, any future acquisitions or business combinations might negatively impact our business relations with a collaborator and could lead to a termination of our agreement with such collaborator.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     There has not been a public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting" for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

     The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations by us, our collaborators or our competitors;

     - new products or services introduced or announced by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the biotechnology and pharmaceutical industries;

     - changes in the market valuations of similar companies;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions to or departures of our key personnel;

     - disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

     - the loss of a significant collaborator;

     - developments concerning our collaborations; and

     - sales of our common stock.

     In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, purchasers of our common stock in this offering will incur immediate and
substantial dilution of $          in pro forma net tangible book value per
share of common stock, based on an assumed public offering price of $     per
share. Those purchasers will experience additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution" for a more detailed discussion of the dilution new investors will incur in this offering.

THE LARGE NUMBER OF SHARES ELIGIBLE FOR SALE FOLLOWING THIS OFFERING MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their common stock for the first time. Sales of a substantial number of shares of common stock in the public market, or the threat that substantial sales may occur, could cause the market price of the common stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling stock. See "Shares Eligible for Future Sale" for further details regarding the number of shares eligible for sale in the public market after this offering.

     On the day that is 181 days after the completion of this offering, lockup agreements entered into by our directors, officers and certain of our stockholders will expire. At that time, those persons will be able to sell an
aggregate of           shares of our currently outstanding common stock pursuant
to Rule 144 or Rule 701 under the Securities Act of 1933, as amended. The underwriters may also consent to the release of some or all of these shares for sale prior to that time.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY MAKE AN ACQUISITION OF US MORE DIFFICULT.

     Anti-takeover provisions in our charter documents and Delaware law may make an acquisition of us more difficult. These provisions:

     - allow the authorized number of directors to be changed only by resolution of our board of directors;

     - require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

     - authorize our board of directors to issue blank check preferred stock without stockholder approval which, if issued, would increase the number of outstanding shares of our capital stock;

     - establish advance notice requirements for nominations to the board of directors or for proposals that can be acted on at stockholder meetings; and

     - limit who may call stockholder meetings.

     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which may prohibit large stockholders from consummating a merger with or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay for our common stock in the future.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

     Our net proceeds from the sale of      shares of our common stock in this
offering are estimated to be $          million ($          million if the
underwriters' over-allotment option is exercised in full) assuming an initial
public offering price of $     per share and after deducting the underwriting
discounts and commissions and our estimated offering expenses. We intend to use a significant portion of the proceeds of the offering to fund our research and development activities, including clinical trials for product candidates for which we retain product development and commercialization rights, acquisitions of additional product candidates, businesses, technologies, services or products that complement our business as well as working capital and other general corporate purposes. Currently, we have no present understandings, commitments or agreements to enter into any material acquisitions and investments.

     We have not yet finalized the amount of net proceeds we will use specifically for each of the foregoing purposes. The timing and amount of our actual expenditures will depend on numerous factors, including the progress of our research and development activities and clinical trials, the number and breadth of our product development programs, our ability to establish and maintain corporate collaborations, the nature, timing and amounts of any acquisitions or investments, and the amount of cash, if any, generated by our operations. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Until the funds are used as described above, we intend to invest the proceeds of the offering in interest-bearing, investment-grade securities. See "Risk Factors -- Management may invest or spend the proceeds of this offering in ways in which you may not agree and in ways that may not yield a return to our stockholders."

                                DIVIDEND POLICY

     The payment of dividends is within the discretion of our board of directors. Our ability to pay any future dividends will depend on our earnings, operating and financial condition and projected capital requirements. We have not declared or paid any cash dividends on our capital stock since inception. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2003:

     - on an actual basis; and

     - on a pro forma as adjusted basis reflecting (a) the conversion of all outstanding shares of convertible preferred stock into 10,941,993 shares of common stock, (b) the issuance of 366,851 shares of common stock issuable upon the closing of the offering to the former shareholders of Renalogics and a $4.2 million increase in our accumulated deficit resulting from a charge to operations for the value (assumed to be $11.36 per share) of the shares to be issued to the former shareholders of
       Renalogics and (c) the sale of the           shares of common stock
       offered by us at an assumed initial public offering price of $     per
       share, less the underwriting discounts and commissions and estimated offering expenses and the receipt of the net proceeds of the offering.

     You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes relating to our financial statements appearing elsewhere in this prospectus.

                                                               AS OF JUNE 30, 2003
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Convertible preferred stock, $0.001 par value
  Authorized -- 7,000,000 shares (5,000,000 pro forma as
     adjusted)
  Issued and outstanding -- 6,599,186 shares actual and no
     shares pro forma as adjusted...........................  $ 56,215
                                                              --------
Stockholders' deficit:
Common stock, $0.001 par value
  Authorized -- 50,000,000 shares
  Issued and outstanding -- 3,879,088 shares actual and
              shares pro forma as adjusted..................         4
Additional paid-in capital..................................    18,277
Deferred stock compensation.................................    (3,226)
Other comprehensive income..................................        11
Accumulated deficit.........................................   (44,798)
                                                              --------
     Total stockholders' deficit............................   (29,732)
                                                              --------
       Total capitalization.................................  $ 26,483
                                                              ========

     The table above does not include:

     - 1,081,697 shares of common stock issuable upon exercise of options outstanding under our 1995 stock option plan with a weighted average price of $0.50 per share;

     - 1,044,000 shares of common stock issuable upon exercise of options outstanding under our 2001 incentive award plan with a weighted average price of $0.98 per share;

     - 225,060 shares of common stock issuable upon exercise of warrants with a weighted average price of $3.64 per share;

     - up to 86,287 additional shares of common stock reserved for issuance under our 1995 stock option plan;

     - up to 445,000 additional shares of common stock reserved for issuance under our 2001 incentive award plan; and

     - shares of our common stock that may be purchased by the underwriters to cover over-allotments.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted immediately to the extent of the conversion of all shares of our convertible preferred stock outstanding as of June 30, 2003 upon the closing of this offering, the issuance of 366,851 shares of common stock to the shareholders of Renalogics upon the closing of this offering and the difference between the initial public offering price per share of our common stock and the net tangible book value of our common stock immediately after completion of this offering. Our net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2003. Net tangible book value of our common stock as of June 30, 2003 was approximately $26.5 million, or approximately $6.83 per common share. Assuming the conversion of all shares of our convertible preferred stock outstanding as of June 30, 2003 upon the closing of this offering, the issuance of 366,851 shares of common stock to the former shareholders of Renalogics upon the closing of this offering and the sale of the shares of our common stock offered by this
prospectus at an assumed initial public offering price of $     per share and
after deducting underwriting discounts and the estimated offering expenses, our pro forma net tangible book value as of June 30, 2003 would have been $
million, or $     per share of our common stock. This represents an immediate
increase in net tangible book value of $     per share to existing stockholders
and an immediate dilution in net tangible book value of $     per share to new
investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............  $
Net tangible book value per share as of June 30, 2003.......  $
Pro forma decrease in net tangible book value per share
  attributable to conversion of convertible preferred
  stock.....................................................  $
Pro forma decrease in net tangible book value per share
  attributable to the issuance of shares to former
  Renalogics shareholders...................................  $
Pro forma increase in net tangible book value attributable
  to new investors..........................................  $
Pro forma net tangible book value per share after this
  offering..................................................  $
Pro forma dilution per share to new investors...............  $

     If the underwriters exercise their option to purchase additional shares in this offering, our adjusted pro forma net tangible book value at June 30, 2003
would have been $     million, or $     per share, representing an immediate
increase in pro forma net tangible book value to our existing stockholders of
$     per share and an immediate dilution to new investors of $     per share.

     The following table summarizes, on a pro forma basis as described above as of June 30, 2003, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.
We have assumed an initial offering price of $     per share, and we have not
deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

                                  SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                               -----------------------   ------------------------   PRICE PER
                                 NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE     SHARE
                               ----------   ----------   -----------   ----------   ----------
Existing stockholders........  15,187,932(1)       %     $57,958,514         %        $3.82
New investors................
  Total......................                  100%                       100%

---------------

(1) Includes 3,879,088 shares of common stock outstanding, 10,941,993 shares of common stock issuable upon the conversion of preferred stock outstanding and 366,851 shares of common stock to be issued to former Renalogics shareholders.

     The foregoing discussion and tables assume no exercise of any outstanding stock options or warrants. The exercise of all options and warrants outstanding as of June 30, 2003 having an exercise price less than the offering price would increase the dilutive effect to new investors to $ per share, assuming the exercise by the underwriters of their over-allotment option. See "Capitalization," "Management -- Employee Benefit Plans" and "Description of Capital Stock."

     If the underwriters exercise their over-allotment option in full, the following will occur:

     - the number of shares of our common stock held by existing stockholders
       will decrease to approximately      % of the total number of shares of
       our common stock outstanding after this offering; and

     - the number of shares of our common stock held by new investors will
       increase to           shares, or approximately      % of the total number
       of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999 and 2000 are derived from our audited consolidated financial statements not included in this prospectus. The balance sheet data as of December 31, 1998 is derived from our unaudited consolidated financial statements not included in this prospectus. The statements of operations data for the six months ended June 30, 2002 and 2003 and the balance sheet data as of June 30, 2003 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In our opinion, these unaudited interim consolidated financial statements include all adjustments, consisting of only normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2003.

                                                                                      SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                   JUNE 30,
                                    -----------------------------------------------   -----------------
                                     1998     1999     2000       2001       2002      2002      2003
                                    ------   ------   -------   --------   --------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
Revenues..........................  $3,173   $6,851   $ 2,967   $  5,829   $  3,153   $ 1,500   $   847
Costs and expenses................   2,639    5,800     8,160     17,800     18,283     8,969     6,924
Operating income (loss)...........     534    1,051    (5,193)   (11,971)   (15,130)   (7,469)   (6,077)
Net income (loss).................  $   79   $1,073   $(4,943)  $(11,081)  $(14,437)  $(7,106)  $(5,773)
                                    ======   ======   =======   ========   ========   =======   =======
Net income (loss) per common
  share, basic(1).................  $ 0.04   $ 0.47   $ (1.87)  $  (3.97)  $  (3.87)  $ (1.95)  $ (1.49)
                                    ------   ------   -------   --------   --------   -------   -------
Net income (loss) per common
  share, diluted(1)...............  $ 0.02   $ 0.20   $ (1.87)  $  (3.97)  $  (3.87)  $ (1.95)  $ (1.49)
                                    ------   ------   -------   --------   --------   -------   -------
Shares used in computing net
  income (loss) per common share,
  basic(1)........................   1,807    2,288     2,638      2,790      3,729     3,644     3,879
Shares used in computing net
  income (loss) per common share,
  diluted(1)......................   4,010    5,369     2,638      2,790      3,729     3,644     3,879

(1) Net loss per common share and shares used in computing net loss per common share do not give effect to the conversion of the outstanding convertible preferred stock or, from 1999 to the current period, the issuance of 366,851 shares of common stock issuable to the former shareholders of Renalogics.

                                                        AS OF DECEMBER 31,                      AS OF
                                        --------------------------------------------------    JUNE 30,
                                         1998      1999       2000       2001       2002        2003
                                        -------   -------   --------   --------   --------   -----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents.............  $ 3,076   $ 1,640   $  4,118   $ 42,821   $ 14,041    $  3,584
Marketable securities.................       --        --         --         --     17,157      22,703
Working capital.......................   (4,944)     (563)     1,389     40,828     29,652      25,724
Total assets..........................    4,098     3,074      4,175     43,462     32,769      27,706
Convertible preferred stock...........    4,257     8,325     13,809     56,215     56,215      56,215
Deferred stock compensation...........       --        --       (965)    (5,636)    (2,244)     (3,226)
Total stockholders' deficit...........   (9,606)   (7,654)   (12,365)   (14,899)   (25,781)    (29,732)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion of the financial condition and results of our operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We were formed in 1994 and began operations by acquiring the pharmaceutical research programs of Whitby Research, Inc., a wholly owned subsidiary of Ethyl Corp. In 1999, we acquired Renalogics, Inc., a development stage company that had funded two early stage research programs at Emory University.

     We are a biopharmaceutical company engaged in developing small molecule drugs to treat central nervous system, cardiovascular and inflammatory conditions. We currently have four product candidates in development for six indications. Rotigotine CDS, our lead product candidate, is being developed by Schwarz Pharma. Rotigotine CDS is completing Phase III clinical trials for the treatment of Parkinson's disease and is in a Phase IIb clinical trial for Restless Legs Syndrome. King has completed Phase II clinical trials with binodenoson as a pharmacologic stress agent for cardiac imaging and is expected to start Phase III clinical trials in the fourth quarter of 2003. King is also developing MRE-0094 as a treatment for chronic diabetic foot ulcers. The intravenous dosage form of selodenoson is being developed by Fujisawa Healthcare. Intravenous selodenoson is in Phase II clinical trials for heart rate control in atrial fibrillation and has demonstrated slowing of heart rate. We retain rights to the intravenous formulation outside the United States and Canada and the worldwide rights to the oral formulations of selodenoson. We have completed a Phase I clinical trial for an oral dosage form of selodenoson.

FINANCIAL OPERATIONS OVERVIEW

  REVENUES

     To date, our revenues have consisted primarily of license fees, milestone payments and other fees pursuant to product license and development agreements between us and our corporate collaborators. We have entered into agreements pursuant to which we license development and commercialization rights to certain of our compounds, for which we earn up-front license fees and on-going milestone payments as our collaborators reach certain development milestones specified in the contracts. Payments received under these agreements are non-refundable. Each contract entitles us to participate on an on-going basis in joint management committees and potentially provide fee-based development assistance to our collaborators. As a result of this on-going involvement on our part, we recognize total fixed and determinable contract revenues on a straight-line basis over the estimated development period set forth in the contract, adjusted from time to time for any delays or acceleration in development or clinical trials of the compound. Most of our contracts can be canceled by our collaborators, allowing our collaborators to avoid the payment of future fees. Therefore, we do not recognize revenues before cash is received nor do we recognize revenue in excess of cumulative cash collections. Any royalty payments to us provided for in our contracts are recognized in the period in which they are earned. Deferred revenues consist of payments received in advance of revenues recognized under our development agreements. Revenues have varied and will likely vary in the future from period to period due principally to the timing of milestone payments and the progress towards attainment of development milestones by our collaborators.

  RESEARCH AND DEVELOPMENT

     Research and development expenses, excluding stock-based compensation, primarily consist of salaries and related expenses for personnel and consulting services. Other research and development expenses include fees paid to outside service providers for materials, manufacturing and clinical trial design and management, fees paid to consultants, the costs of laboratory supplies and materials, amortization of purchased technology and allocations of other corporate costs. We charge all research and development expenses to operations as they are incurred. Our research and development activities are focused on pre-clinical testing and clinical development of small molecule drugs to treat central nervous system diseases, cardiovascular diseases and inflammatory conditions. Our activities include, but are not limited to:

     - laboratory testing of a variety of molecules to determine their potential utility in humans in treating the target disorders;

     - pre-clinical testing of the molecules to assess their pharmacologic activity and toxicity potential; and

     - a series of clinical testing in healthy volunteers and patients to determine the safety and efficacy of the drug candidates.

     We are not directly compensated for our research and development activities. We fund the costs of early development of our product candidates and assess on an on-going basis:

     - their medical and commercial potential;

     - the medical and clinical risks of continued development; and

     - the feasibility and advisability of entering into collaborative agreements for continued development and commercialization of our drug candidates.

     Clinical development timelines, likelihood of success and total costs can and do vary widely based in part on the targeted indication, whether therapy is required to be acute or chronic and the inherent unpredictability of attracting subjects to participate in the required clinical trials. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses, excluding stock-based compensation, primarily consist of salaries and related expenses for personnel in business development, administration, finance, accounting and human resources. Other costs include facility costs and professional fees for legal and accounting services.

  STOCK-BASED COMPENSATION

     Stock-based compensation expense, which is a non-cash charge, results from stock option grants to our employees at exercise prices, which for financial reporting purposes, are deemed below fair market value on the measurement date -- generally being the date of grant. As a result, we have recorded deferred compensation expense, which represents, in the case of employees, the difference between the option exercise price and the deemed fair market value of our common stock. Stock-based compensation expense also is recorded for stock option grants to non-employees and represents the fair value of the options granted, computed using the Black-Scholes option-pricing model. Deferred compensation expense on fixed awards is amortized as a charge to operations over the vesting period of the equity award grant, which is typically four years, subject to forfeiture during the vesting period. Stock-based compensation expense on equity awards issued to non-employees is charged to operations over the service period, which is usually the vesting period, and is adjusted for changes in the fair values of the equity instruments.

  ROYALTY EXPENSE

     Royalty expense consists of charges related to our in-licensing of the compounds and related technologies for our product candidates. These charges are typically incurred under our various agreements for purchased and in-licensed technology when we receive payments from our product candidates which incorporate technology covered under such agreements. These charges are computed as a percentage of the license fees, milestone payments and on-going royalties, if any, received by us related to our product candidates. The amounts and terms of these obligations vary by product candidate.

  WRITE-OFFS OF PURCHASED TECHNOLOGY

     Write-offs of purchased technology consist of a charge related to the impairment of the value of technology purchased in connection with our acquisition of Renalogics. This technology consisted of a license agreement from Emory University. This agreement was renewed yearly and, at the time of acquisition, we believed there was value to the underlying technology. During December 2000, we reevaluated the commercial potential of the licensing agreement with Emory University and concluded that we would not pursue the further commercialization of this technology. Accordingly, we terminated our licensing agreement with Emory University and wrote off the remaining $724,242 of unamortized value of the purchased technology due to its impairment. Due to the impairment of this purchased technology, we will expense the fair market value of the additional 366,851 shares to be issued to the former Renalogics shareholders upon the successful closing of our proposed initial public offering.

CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, fair valuation of stock related to stock-based compensation and income taxes. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  REVENUE RECOGNITION

     We have entered into collaborative agreements with pharmaceutical companies under which we receive non-refundable license fees, milestone payments and other fees. Payments received are initially deferred from revenue and subsequently recognized in our statement of operations when earned. We must make significant estimates in determining the development period and periodically review these estimates, based on joint management committees and other information shared by our collaborators with us. We generally recognize total fixed and determinable contract revenues on a straight-line basis over the estimated development period as set forth in the contracts, adjusted from time to time for any delays or acceleration in the development of the product. Because most of our contracts can be canceled by our collaborators, we do not recognize revenues before cash is received nor do we recognize revenues in excess of cumulative cash collections. For example, a delay or acceleration of the development period by our collaborators may result in the reversal of revenue previously recognized or the acceleration of revenue previously deferred. It is difficult to estimate the impact of the adjustments on the results of our operations because, in each case, the amount of cash received would be a limiting factor in determining the adjustment.

  STOCK-BASED COMPENSATION

     We have elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, we have recorded stock-based compensation expense for stock options issued to employees in fixed amounts with exercise prices that are, for financial reporting purposes, deemed to be below fair market value on the measurement date -- generally being the date of grant. In the notes to our consolidated financial statements, we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements.

We account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The two factors which most affect charges or credits to operations related to stock-based compensation are the estimated fair market value of the common stock underlying stock options for which stock-based compensation is recorded and the estimated volatility of such fair market value.

     Accounting for equity instruments granted by us under APB No. 25, SFAS No. 123 and EITF No. 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, it would have the effect of overstating or understating expenses. When equity instruments are granted in exchange for the receipt of goods or services and the value of those goods or services can be readily estimated, we use the value of such goods or services to determine the fair value of the equity instruments. When equity instruments are granted or sold in exchange for the receipt of goods or services and the value of those goods or services cannot be readily estimated, as is true in connection with most stock options and warrants granted to employees or non-employees, we estimate the fair value of the equity instruments based upon consideration of factors which we deem to be relevant at the time using cost, market and/or income approaches to such valuations. Because shares of our common stock have not been publicly traded, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our convertible preferred stock, prior valuations of stock grants and the effect of events that have occurred between the time of such grants, economic trends, perspective provided by investment banks and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity. As a result of these factors, some of which are subjective, changes in our estimates of fair market value and volatility could have a significant effect on the determination of stock-based compensation.

     In 2000, 2001, 2002 and 2003, we granted options to employees at exercise prices which, for financial reporting purposes, were deemed to be below fair market value on the dates of grant. As a result, we recorded deferred compensation related to these grants for the difference between the deemed fair market value and the exercise price. We are amortizing this deferred compensation as a charge to operations over the vesting periods of the options. In 2000, 2001, 2002 and 2003, we also granted options to non-employees for which we recorded stock-based compensation in the statements of operations based on the fair market value of these options, as determined using the Black-Scholes model, over the service period, which is usually the vesting period. As discussed above, these stock-based compensation charges will fluctuate based primarily on the volatility and fair market value of our common stock.

     In connection with the grant of stock options to employees, we recorded deferred compensation totaling $1.1 million for the year ended December 31, 2000, $10.8 million during the year ended December 31, 2001, $35,300 during the year ended December 31, 2002, and $2.3 million for the six months ended June 30, 2003, representing the difference between the exercise price and the deemed fair market value of our common stock for financial reporting purposes on the date those options were granted. This amount is initially recorded as a component of stockholders' equity and is being charged against income over the vesting period of the individual options. We recorded stock compensation expense related to employee options of $0.1 million for the year ended December 31, 2000, $6.1 million for the year ended December 31, 2001, $3.0 million for the year ended December 31, 2002, and $1.3 million for the six months ended June 30, 2003. At June 30, 2003, we had a total of $3.2 million remaining to be amortized over the vesting periods of the employee stock options.

     We expect to record stock-based compensation expense for options granted to employees through June 30, 2003, assuming no forfeitures, as follows:

YEAR                                                            AMOUNT
----                                                          ----------
Six-Month Period Ending December 31, 2003...................  $  868,000
2004........................................................   1,218,000
2005........................................................     748,000
2006........................................................     391,000
2007........................................................       1,000

     In addition to the above charges, we recorded non-cash compensation totaling $0.1 million for the year ended December 31, 2000, $1.2 million during the year ended December 31, 2001, $0.2 million during the year ended December 31, 2002, and $0.5 million during the six months ended June 30, 2003. These charges primarily relate to the acceleration of vesting of certain options and restricted stock granted to board members and employees. The remainder of this charge relates to the charge for options previously granted to non-employees for which we are recording the charge over the vesting period of the underlying options.

  INCOME TAXES

     As part of the process of preparing our consolidated financial statements we are required to estimate our federal and state income taxes. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences resulted in net deferred tax assets as of December 31, 2002, amounting to $16.8 million. We have recorded a full valuation allowance as an offset against these net deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of our net deferred tax benefit, an adjustment to the deferred tax valuation allowance would increase net income in the period in which such a determination is made. The Tax Reform Act of 1986 contains provisions that may limit the utilization of net operating loss carryforwards and credits available to be used in any given year in the event of significant changes in ownership interest, as defined therein.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

  Revenues

     Revenues for the six months ended June 30, 2003 decreased $0.7 million, or 44%, to $0.8 million from $1.5 million for the six months ended June 30, 2002. The decrease is due to no milestone payments received from our collaborators during the six month period ended June 30, 2003. The revenues reported at June 30, 2003 reflects the amortization of a milestone payment under our collaborative arrangement with Fujisawa Healthcare received in the fourth quarter of 2002 and deferred pursuant to our revenue recognition policy.

  Research and Development Expenses

     Research and development expenses for the six months ended June 30, 2003 decreased $2.2 million, or 46%, to $2.6 million from $4.7 million for the six months ended June 30, 2002. The decrease is primarily due to a reduction in expenses as a result of the completion of our Phase II clinical trials for the intravenous dosage form of selodenoson in December 2002 as well as the termination of our research efforts on two alternate dosage forms of selodenoson and the decreased spending on our early stage research programs. As part of our plan to reduce our expenditures in early stage research, we reduced our research and development workforce by six employees during June 2003 and recorded a severance charge to research and development of approximately $135,000 during the six months ended June 30, 2003 for this reduction in workforce.

     During the six months ended June 30, 2003, we estimate that we spent approximately 33% of our total research and development expenses on our selodenoson program for atrial fibrillation compared to 65% for the six months ended June 30, 2002. This decrease is due to the completion of our Phase II intravenous study for selodenoson in December 2002 and the termination of our research efforts on two alternate dosage forms. During the six months ended June 30, 2003, we estimate that we spent 67% of our total research and development expenses on other early stage research efforts compared to 31% for the six months ended June 30, 2002. During the six months ended June 30, 2002, we spent 4% of our total research and development costs on two of our discontinued programs. We allocate expenses to each development program based on actual outsourced costs for the program and an allocation of internal salaries and support costs based on the estimate of time spent on each program. We expect research and development expenses to increase in the future as more of our drug candidates progress into clinical trials.

  General and Administrative Expenses

     General and administrative expenses increased approximately $0.2 million, or 9%, to $2.5 million for the six months ended June 30, 2003 from $2.3 million for the six months ended June 30, 2002. This increase is primarily attributable to the continued development of the administrative infrastructure necessary to enable us to continue to expand our operations, support our accelerated development efforts and facilitate the additional reporting and regulatory requirements associated with a public company. It is expected that general and administrative expenses will continue to trend upwards as we expand our management staff and make further investment in information technology resources to support our growth.

  Stock-Based Compensation

     Stock-based compensation decreased approximately $0.1 million, or 4%, to $1.8 million for the six months ended June 30, 2003 from $1.9 million for the six months ended June 30, 2002. The change in stock-based compensation expense in the six months ended June 30, 2003 is primarily attributable to $0.5 million related to the grants of stock options to our officers, directors and other employees during the six months ended June 30, 2003, which for financial reporting purposes, was deemed to be below the fair market value of our common stock, and $0.3 million related to the acceleration of stock option vesting during the six months ended June 30, 2003 for stock options granted to certain employees, offset by a decrease in the amortization of deferred compensation related to 2001 option grants.

  Net Interest Income

     Net interest income decreased approximately $0.1 million, or 17%, to $0.3 million for the six months ended June 30, 2003 from $0.4 million for the six months ended June 30, 2002. This decrease is attributable to a decrease in interest rates as well as a decrease in cash balances due to operating expenses which were not offset by receipts of milestone payments or any other cash receipts.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

  Revenues

     Revenues for the year ended December 31, 2002 decreased by $2.7 million, or 46%, to $3.1 million from $5.8 million for the year ended December 31, 2001. This decrease is attributable to the amortization in 2001 of a major milestone payment received in 2001 from Schwarz Pharma due to the initiation of a Phase III clinical trial for rotigotine CDS. Due to the timing of the development work performed, this amount was fully recognized in 2001 pursuant to our revenue recognition policy. In 2002, we received a smaller milestone payment from this same collaborator, which was then fully amortized into revenue pursuant to our revenue recognition policy.

  Research and Development Expenses

     Research and development expenses increased by $2.1 million, or 35%, for the year ended December 31, 2002 to $8.1 million from $6.0 million for the year ended December 31, 2001. This increase is attributable to $2.4 million in increased spending on non-clinical testing, $0.1 million in recruiting costs related to the search for a Vice President of Research and Development and $0.5 million of salary-related expenses associated with the addition of our chief medical officer in 2001 and three other research and development employees, for which full year salaries were paid to these employees during 2002. These increases were partially offset by a decrease in clinical testing costs of $1.1 million. The increase in non-clinical testing expenses is primarily due to pre-clinical testing and toxicology work performed on selodenoson for atrial fibrillation. Clinical testing costs decreased in 2002 from 2001 due to the termination of our research efforts on two of our programs.

     During the year ended December 31, 2002, we estimate that we spent approximately 62% of our total research and development expenses on our selodenoson program for atrial fibrillation. We estimate that we spent approximately 4% on our program for congestive heart failure. The remaining 34% of our total research and development expense was spent on other early stage research efforts. Allocations of expenses to each development program are based on actual outsourced costs for the program and an allocation of internal salaries and support costs based on the estimate of time spent on each program. We expect research and development expenses to continue to increase in the future as more of our drug candidates progress into clinical trials.

  General and Administrative Expenses

     General and administrative expenses for the year ended December 31, 2002 increased by $2.9 million, or 74%, to $6.8 million from $3.9 million for the year ended December 31, 2001. This increase is attributable to our investment in the administrative infrastructure necessary to enable us to expand our operations, support our development efforts and facilitate the additional reporting and regulatory requirements associated with a public company. The increase is primarily composed of $1.8 million in costs incurred during the third quarter of 2002 related to our then contemplated initial public offering which began in January 2002 and terminated in August 2002, $0.2 million in increased salary and related expenses associated with the additions of a senior director of business development, director of corporate communications and controller, a full year of expenses associated with our addition of the chief financial officer position, $0.6 million related to investor relations and $0.1 million of increased travel related expenses offset by a reduction in outside accounting services of $0.2 million. Included in general and administrative expenses during the year ended December 31, 2002 were the legal costs incurred in connection with the defense of two lawsuits brought against us. Both claims were settled during the year ended December 31, 2002 at an aggregate cost of approximately $180,000.

  Royalty Expense

     Royalty expense for the year ended December 31, 2002 decreased $0.5 million, or 85%, to $0.1 million from $0.6 million for the year ended December 31, 2001. This decrease is due to not receiving any milestone payments from our collaborators in 2002 that would have resulted in royalty payments by us to our licensor.

  Stock-Based Compensation

     Stock-based compensation for the year ended December 31, 2002 decreased $4.0 million, or 56%, to $3.2 million from $7.2 million for the year ended December 31, 2001. This decrease is primarily a result of a 2001 charge of $4.2 million for immediately vested stock option grants to our board of directors. In connection with the grants of stock options to employees and non-employees, we recorded deferred compensation of $35,300 in 2002 and $10.8 million in 2001, which is being recognized as stock-based compensation expense over the vesting life of these options. These deferred amounts are subject to adjustment for forfeiture over their respective vesting periods.

  Net Interest Income

     Net interest income for the year ended December 31, 2002 decreased $0.2 million, or 22%, to $0.7 million from $0.9 million for the year ended December 31, 2001. This decrease is attributable to reduced yields on marketable securities resulting from lower average interest rates and to lower average cash and cash equivalents and marketable securities balances during 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

  Revenues

     Revenues for the year ended December 31, 2001 increased $2.9 million, or 96%, to $5.8 million from $3.0 million for the year ended December 31, 2000. The increase is primarily attributable to a milestone payment received from Schwarz Pharma due to their initiation of the Phase III clinical testing of rotigotine CDS. Due to the timing of the development work performed, this amount was fully recognized in 2001 pursuant to our revenue recognition policy.

  Research and Development Expenses

     Research and development expenses for the year ended December 31, 2001 increased $0.9 million, or 17%, to $6.0 million from $5.1 million for the year ended December 31, 2000. The increase is attributable to approximately $1.0 million in increased spending on clinical testing, $1.0 million of non-clinical testing costs and $0.9 million of expenses associated with increased staffing and the addition of a chief medical officer in 2001. The increases were offset by reductions of $0.5 million in amortization of capitalized technology costs associated with the acquisition of Renalogics and approximately $1.5 million of costs related to license fees paid for acquired technology, which were fully expensed by December 31, 2000. During the year ended December 31, 2001, we estimate that we spent approximately 47% of our total research and development expenses on our program for atrial fibrillation. We estimate that we spent approximately 16% on our program for congestive heart failure and approximately 17% on our program for treating kidney disease, a program we abandoned at the end of 2001. The remaining 20% of our total research and development expense was spent on other early stage research efforts.

  General and Administrative Expenses

     General and administrative expenses increased approximately $1.9 million, or 92%, to $3.9 million for the year ended December 31, 2001 from $2.0 million for the year ended December 31, 2000. This increase is attributable to our investment in the development of the administrative infrastructure necessary to enable us to expand our operations, support our development efforts and facilitate the additional reporting and regulatory requirements of a public company. The increase is primarily composed of $0.7 million of accounting and legal costs incurred to expand accounting control systems, implement new revenue recognition rules for prior years and to prepare for a public offering, $0.6 million in increased salary expense associated with the additions of a new chief executive officer and chief commercial officer, $0.2 million related to investor relations and $0.2 million of increased travel related expenses offset by a reduction in consulting expenses of $0.2 million.

  Royalty Expense

     Royalty expense for the year ended December 31, 2001 increased $0.6 million to $0.6 million for the year ended December 31, 2001. The increase is due primarily to receiving milestone payments from Schwarz Pharma in December 2001 that resulted in royalty payments by us to our licensors.

  Stock-Based Compensation

     Stock-based compensation for the year ended December 31, 2001 increased approximately $7.0 million to $7.2 million from $0.2 million for the year ended December 31, 2000. This increase is attributable to a charge in 2001 for $6.1 million of stock compensation in connection with the grant of stock options to our officers, directors and other employees, $0.7 million in connection with accelerated vesting of options for certain former members of our board of directors, $0.2 million related to the cashless exercise of options by a former member of management and $0.2 million related to option grants to non-employees. In connection with the grants of stock options to employees and non-employees, we recorded a deferred compensation charge of $10.8 million in 2001 and $1.1 million in 2000, which is being recognized as stock-based compensation expense over the vesting life of those options. The deferred amounts are subject to adjustment for forfeiture over their respective vesting periods.

  Net Interest Income

     Net interest income for the year ended December 31, 2001 increased approximately $0.7 million, or 260%, to $0.9 million for the year ended December 31, 2001 from $0.2 million for the year ended December 31, 2000. This increase is attributable to increased cash balances resulting from approximately $44.8 million in proceeds from the sale of Series D preferred stock in 2001.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through private placements of our common stock and preferred stock, as well as payments we received under licensing agreements and loans. As of June 30, 2003, we had raised aggregate net proceeds from loans and the sale of our common stock and preferred stock of $56.7 million. In addition, through June 30, 2003, we received $22.5 million from license fees, milestone payments and consulting fees.

     Cash and cash equivalents were $3.6 million and marketable securities were $22.7 million at June 30, 2003 compared to $14.0 million and $17.2 million at December 31, 2002, respectively. The decrease in cash balances at June 30, 2003 resulted primarily from operating expenses for the six-month period related to research and development activities.

     Net cash used for operating activities was $4.8 million for the six months ended June 30, 2003, primarily due to a net loss of $5.8 million, a decrease in accounts payable and accrued expenses of $0.3 million and a decrease in deferred revenue of $0.8 million. These uses of cash and realization of revenue were partially offset by non-cash charges for stock-based compensation expense of $1.8 million.

     Net cash used for operating activities was $11.4 million for the year ended December 31, 2002. Net cash used by operating activities during this period resulted from a net loss of $14.4 million, a decrease of $1.0 million in accrued expenses and other current liabilities, and a $0.6 million increase in prepaid expenses. These uses of cash were partially offset by increases in accounts payable of $0.4 million and deferred revenues of $0.8 million and non-cash charges for stock-based compensation expense of $3.2 million.

     Net cash used for investing activities was $5.7 million and $17.7 million for the six months ended June 30, 2003 and for the year ended December 31, 2002, respectively, primarily due to the net purchases of marketable securities of $5.5 million and $17.1 million, respectively.

     Net cash provided by financing activities was $0.0 million and $0.3 million for the six months ended June 30, 2003 and for the year ended December 31, 2002, respectively. During 2002, the net cash provided by financing activities was due to the proceeds received from common stock option exercises during the year.

     The following table summarizes our contractual obligations at June 30, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

                                                                PAYMENTS DUE BY PERIOD
                                               --------------------------------------------------------
                                                  JULY -           2004           2006
CONTRACTUAL OBLIGATIONS              TOTAL     DECEMBER 2003   THROUGH 2005   THROUGH 2007   THEREAFTER
-----------------------             --------   -------------   ------------   ------------   ----------
Operating lease obligations.......  $206,000      $85,000        $116,000        $5,000          $--
                                    ========      =======        ========        ======          ==

     We expect to continue to incur substantial operating losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

     - cash requirements of any potential acquisitions;

     - scientific progress in our research and development programs;

     - the size and complexity of these programs;

     - the scope and results of pre-clinical studies and clinical trials;

     - our ability to establish and maintain corporate partnerships;

     - the time and costs involved in obtaining regulatory approvals;

     - the costs involved in filing, prosecuting and enforcing patent claims;

     - the cost of manufacturing pre-clinical and clinical material;

     - competing technological and market developments; and

     - other factors not within our control.

     Although we currently have no specifically identified material commitments for capital expenditures, we anticipate that implementing our strategy will require substantial increases in our capital expenditures and other capital commitments.

     Considering our current spending levels on our existing programs and a likely future increase in activity on these programs, estimates of future staff growth and related spending and the estimated capital requirements of potential in-licensing activity and future acquisitions, we believe that existing capital resources together with the net proceeds of this offering should be sufficient to fund our operations for at least the next 24 months.

     Until we can generate sufficient cash from our operations to sustain our business, which we do not expect for the foreseeable future, we expect to finance future cash needs through private and public financings, including equity financings. We cannot be certain that additional funding will be available when needed or on favorable terms. If funding is not available, we may need to delay or curtail our development and commercialization activities to a significant extent.

     We cannot estimate the completion dates and costs of our current internal research and development programs due to inherent uncertainties in outcomes of clinical trials and regulatory approvals of our product candidates. We cannot be certain that we will be able to successfully complete our research and development projects or successfully find collaboration or distribution partners for our product candidates. Our failure to complete our research and development projects could have a material adverse effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE REGARDING MARKET RISK

     As of June 30, 2003, we had cash and cash equivalents of $3.6 million consisting of cash and highly liquid investments and marketable securities of $22.7 million, consisting primarily of corporate bonds and government obligations. Our exposure to market risk relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of any interest expense we must pay with respect to any outstanding debt instruments. As of June 30, 2003, we had no long-term debt. We do not plan to invest in derivative financial instruments. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at June 30, 2003 would cause the interest generated by and the fair value of these investments to change by an immaterial amount.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2002, the Emerging Issues Task Force ("EITF") reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," that the provisions of EITF Issue No. 00-21 should be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The provisions of EITF Issue No. 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We will evaluate multiple elements in accordance with this EITF Issue for new arrangements into which we enter.

     In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatorily redeemable financial instruments of nonpublic companies. We have not yet determined the impact of this statement on our financial statements.

                                    BUSINESS

OVERVIEW

     We are a biopharmaceutical company engaged in developing small molecule drugs to treat central nervous system, cardiovascular and inflammatory conditions. We currently have four product candidates in development for six indications. Rotigotine CDS, our lead product candidate, is being developed by Schwarz Pharma. Rotigotine CDS is completing Phase III clinical trials for the treatment of Parkinson's disease and is in a Phase IIb clinical trial for Restless Legs Syndrome. King has completed Phase II clinical trials with binodenoson as a pharmacologic stress agent for cardiac imaging and is expected to start Phase III clinical trials in the fourth quarter of 2003. King is also developing MRE-0094 as a treatment for chronic diabetic foot ulcers. The intravenous dosage form of selodenoson is being developed by Fujisawa Healthcare. Intravenous selodenoson is in Phase II clinical trials for heart rate control in atrial fibrillation and has demonstrated slowing of heart rate. We retain rights to the intravenous formulation outside the United States and Canada and the worldwide rights to the oral formulations of selodenoson. We have completed a Phase I clinical trial for an oral dosage form of selodenoson.

     We focus on small molecule drug candidates that act to selectively modify the activity of certain receptors, such as those receptors for the signal molecules adenosine and dopamine. By targeting receptor subtypes responsible for specific effects, our goal is to produce therapeutic results while minimizing side effects. To limit stimulation of receptor subtypes in other tissues, we have developed molecules to target tissues where receptor subtypes may be sensitive to lower levels of drugs. In addition, to avoid side effects, we have designed molecules that may not enter certain organs. Small molecule medications are more easily formulated, have greater potential for absorption and utilization by the body, are more efficiently manufactured than large molecule therapies and generally offer greater dosing flexibility so that patients can comply with prescribed dosing schedules.

CLINICAL DEVELOPMENT PROGRAMS

     The following table describes our product candidates and the indications they address.

                                                                                               WORLDWIDE
                                                                                              DEVELOPMENT
PRODUCT CANDIDATE                INDICATION            DOSAGE FORM      CLINICAL STAGE    AND MARKETING RIGHTS
-----------------         ------------------------  -----------------  -----------------  --------------------
Rotigotine CDS            Parkinson's disease       Transdermal patch  Phase III          Schwarz Pharma(1)
  (dopamine agonist
  patch)
Rotigotine CDS            Restless Legs Syndrome    Transdermal patch  Phase IIb          Schwarz Pharma(1)
  (dopamine agonist
  patch)
Binodenoson               Pharmacologic stress      Intravenous        Phase II complete  King
  (adenosine A(2A)        agent for cardiac
  agonist)                imaging
Selodenoson               Acute atrial              Intravenous        Phase II           Fujisawa Healthcare/
  (adenosine A(1)         fibrillation rate                                               Aderis(2)
  agonist)                control
Selodenoson               Chronic atrial            Oral               Phase I            Aderis
  (adenosine A(1)         fibrillation rate
  agonist)                control
MRE-0094                  Diabetic foot ulcers      Topical            IND filed          King
  (adenosine A(2A)
  agonist)

---------------

(1) Schwarz Pharma has sub-licensed its development and commercialization rights for Japan to Otsuka Pharmaceutical Co.

(2) Fujisawa Healthcare has the exclusive US and Canadian rights to the intravenous formulation of selodenoson. We retain rights to the intravenous formulation in all other countries and have worldwide rights to the oral formulations of selodenoson.

     None of our product candidates have been approved for marketing by the FDA or similar European regulatory agencies. Some of our product candidates are at an early stage of clinical development and we cannot assure you that any of our product candidates will be approved.

OUR PRODUCT CANDIDATES

  ROTIGOTINE CDS. ONCE-DAILY TRANSDERMAL PATCH FOR TREATMENT OF PARKINSON'S DISEASE

     Rotigotine CDS, our most advanced product candidate, is being developed by Schwarz Pharma. Rotigotine is a proprietary dopamine receptor agonist formulated in a once-daily transdermal patch. Rotigotine CDS is completing Phase III clinical trials as both a first-line treatment of early stage and a combination therapy for late stage Parkinson's disease. We believe rotigotine, because of its potency and ability to penetrate the skin, is the only dopamine agonist which has been effectively formulated as a transdermal patch for the treatment of Parkinson's disease. We have licensed to Schwarz Pharma the worldwide development and commercialization rights to rotigotine CDS for Parkinson's disease. Schwarz Pharma has sub-licensed its rights for Japan to Otsuka Pharmaceutical Co.

  Market Overview

     Parkinson's disease is an age-related, neurodegenerative disorder with an average age of onset of 60 years. According to the Parkinson's Disease Foundation, approximately one million people in the United States have the disease, and 60,000 new cases are reported each year. We believe that the incidence and prevalence of the disease may increase as a result of the aging of the population. Approximately $2 billion is spent annually on drug therapy worldwide to treat this disease.

     Parkinson's disease is defined by the presence of shaking, marked muscle stiffness and difficulty initiating body movements. Many of these symptoms appear to be due to the degeneration of a part of the brain called the substantia nigra. The substantia nigra produces dopamine which is necessary for normal movement. Patients with Parkinson's disease are unable to produce sufficient amounts of dopamine but still respond to dopamine receptor stimulation. Thus, many pharmacologic therapies for Parkinson's disease focus on activating dopamine receptors.

     Patients cannot be treated directly with dopamine because it does not enter the brain. In the late 1960's, the introduction of levodopa, commonly referred to as L-dopa, represented a significant advance in the treatment of this disease by providing clinical benefit to most patients. L-dopa is converted by the body into dopamine, in both the brain and periphery, leading to improvement in motor function. However, L-dopa has a number of shortcomings. L-dopa is converted to dopamine in the same nerve cells that are degenerating, limiting its usefulness. L-dopa must also be combined with an agent that blocks its breakdown to dopamine outside the brain in order to increase the blood levels of L-dopa that reach the brain. Because it has a short chemical half-life, the patient must take multiple doses daily. In addition, data suggest that long-term treatment with L-dopa is often associated with the development of uncontrolled body movement problems. The National Parkinson Foundation indicates that as many as half of all Parkinson's disease patients treated with L-dopa for over five years will experience uncontrolled body movement problems.

     When patients are experiencing Parkinson's symptoms, they are described as being "off", and when medication relieves those symptoms, they are described as being "on." For example, because the blood levels of the current medications may not last all night, patients wake up "off" in the morning and are functionally limited until the morning dose of their medication reaches therapeutic blood levels. Patients can fluctuate from being "on" to being "off" in a very rapid and unpredictable manner, making treatment by oral dose adjustment difficult.

     An alternate approach is to give the patient a substitute compound for dopamine which acts like dopamine by directly stimulating the dopamine receptors. These agents are called dopamine agonists and have shown significant clinical success. Recent data suggest that it is preferable to employ dopamine agonists as initial therapy to reduce the risk of the development of motor complications associated with L-dopa therapy. Despite their clinical success, early generations of dopamine agonists suffered from significant limitations. First generation dopamine agonists were derived from ergotamine. These dopamine agonists, such as pergolide, can cause serious fibrosis, including scarring of heart valves. Second generation dopamine agonists, not derived from ergotamine, do not cause these specific side effects but are limited by their oral route of administration. Oral agents produce an uneven pattern of drug release into the blood stream, causing patients to experience fluctuations in symptoms. The optimum range of therapeutic drug levels in Parkinson's disease patients is very narrow. Recent studies have shown success in treating the complications of L-dopa therapy by giving continuous infusions that provide optimal therapeutic blood levels of dopamine agonists. Patients benefit from dosage forms of dopamine agonists that result in a continuous, 24-hour delivery within the optimal therapeutic blood level range. However, we believe that sustained-release oral formulations currently in development may not fully address the limitations of oral therapy.

  Our Product Candidate

     We developed and clinically tested rotigotine as a small molecule, dopamine agonist formulated in a first generation transdermal patch. Schwarz Pharma subsequently improved the transdermal patch to deliver a constant dose of the drug over a 24-hour period. We believe Schwarz Pharma's formulation, rotigotine CDS, minimizes daily symptoms and side effects. Unlike currently available therapies, we believe rotigotine CDS will allow patients to wake up with minimal symptoms. In addition, it may be easier for patients to use a once-daily transdermal patch rather than an oral medication regimen requiring dosing multiple times a day. Since rotigotine CDS is not derived from ergotamine, it should not have the fibrosis or scarring side effects associated with first generation, ergotamine-based dopamine agonists.

     Rotigotine was administered to approximately 1,000 patients and healthy subjects before it entered Phase III clinical trials. In Phase I and Phase II clinical trials, rotigotine CDS was generally safe and well tolerated. Schwarz Pharma performed a randomized, double-blind, placebo-controlled, Phase IIb clinical trial in 316 evaluable, early stage Parkinson's disease patients. The primary endpoint was the Uniform Parkinson's Disease Rating Scale (UPDRS) which measures symptoms of patients with Parkinson's disease. The UPDRS is a standard scale used by regulatory agencies to approve therapies for early stage Parkinson's disease patients. The trial randomized patients to placebo or one of four doses of daily rotigotine CDS transdermal patches for a maximum of 12 weeks of treatment. The three highest doses of rotigotine CDS demonstrated a statistically significant improvement in patients' symptoms, with the two highest doses having a p-value of <0.0001 compared to placebo. This was reported at the American Academy of Neurology annual meeting in 2002.

     Schwarz Pharma also performed a Phase II clinical trial in 310 late stage patients. The primary endpoint of this trial measured the reduction in patient "off" time, which is the endpoint regulatory agencies typically require for approval of therapies for late stage patients. Although this trial demonstrated a reduction in "off" time compared to baseline, the results were not statistically significant compared to placebo as a result of an unexpectedly large placebo effect.

     Schwarz Pharma plans to enroll approximately 1,200 patients into pivotal Phase III clinical trials using the same primary endpoints used in the Phase II clinical trials. Two of these trials have been completed. The initial results from the Phase III clinical trials are expected to be released in the first quarter of 2004. Schwarz Pharma has announced that it intends to submit an NDA for rotigotine CDS by the end of 2004.

  ROTIGOTINE CDS. TRANSDERMAL PATCH FOR TREATMENT OF RESTLESS LEGS SYNDROME

     Rotigotine CDS is also being developed in lower-dose transdermal patches which are currently in a Phase IIb clinical trial for the treatment of Restless Legs Syndrome. Restless Legs Syndrome is a common neurologic movement disorder in which patients suffer an almost irresistible urge to move their legs that often results in sleep disturbances. We have licensed to Schwarz Pharma the worldwide development and commercialization rights to rotigotine CDS for Restless Legs Syndrome. Schwarz Pharma has sub-licensed its development and commercialization rights for Japan to Otsuka Pharmaceutical Co.

  Market Overview

     According to the National Institutes of Health, Restless Legs Syndrome is a common, under-diagnosed neurologic movement disorder. The symptoms usually involve the legs, but can also involve the arms. The symptoms typically include unpleasant sensations that may be described as worms or bugs crawling under the skin. The symptoms are generally worse in the evening and night, less severe in the morning and improve with activity. The waking discomfort, chronic sleep deprivation and stress often associated with Restless Legs

Syndrome can adversely affect occupational activities, social activities and family life. The American Academy of Family Physicians has reported that up to 15% of the population in the United States may have Restless Legs Syndrome. Although the prevalence increases with age, approximately 30% to 40% of patients with severe symptoms had their first symptoms before the age of 20.

     There are currently no medications approved for the treatment of Restless Legs Syndrome in the United States. Clinical trials have confirmed the utility of dopamine agonists to treat Restless Legs Syndrome. Dopamine agonists, along with other drugs, including opioids, benzodiazepine sedatives, anticonvulsants, the antihypertensive clonidine and iron replacement, are often used "off label" to treat Restless Legs Syndrome. However, currently utilized agents have relatively short half-lives and must be administered orally, which often results in the loss of therapeutic blood levels at night. L-dopa is effective, but, according to the American Academy of Family Physicians, as many as 80% of patients may develop worsening of symptoms from its chronic use.

  Our Product Candidate

     The dose of drug required for the treatment of Restless Legs Syndrome is usually much lower than the dose required for the treatment of Parkinson's disease. A once-daily transdermal medication such as rotigotine CDS may provide continuous therapeutic blood levels of the drug and symptomatic relief throughout the night and into the daytime. A multi-center, double-blind, placebo-controlled, parallel-group Phase II safety and efficacy pilot trial was performed in Europe. This trial enrolled 58 patients and compared three fixed doses of rotigotine CDS to placebo using the International Restless Legs Syndrome Study Group rating scale, a standard scale used to evaluate therapies for Restless Legs Syndrome. Results from the trial demonstrated a statistically significant improvement in Restless Legs Syndrome symptoms at the highest dose (p-value=0.04). Schwarz Pharma commenced a multi-center, randomized, placebo-controlled, dose-ranging Phase IIb trial in Europe under a US investigational new drug application, or IND. Schwarz Pharma expects the results of this trial will be available in the third quarter of 2004.

  BINODENOSON. PHARMACOLOGIC STRESS AGENT FOR CARDIAC IMAGING

     King is developing binodenoson, an adenosine A(2A) agonist, as an alternative to exercise prior to cardiac perfusion imaging for the diagnosis of coronary artery disease. King has completed Phase II clinical trials of binodenoson and is expected to begin Phase III clinical trials during the fourth quarter of 2003. Many patients cannot perform the level of exercise necessary for an adequate diagnostic test and require a pharmacologic stress agent in lieu of exercise. We have licensed to King the worldwide development and commercialization rights to binodenoson as a pharmacologic stress agent for cardiac imaging.

  Market Overview

     Cardiac stress tests aid in the diagnosis of heart disease. Generally, during a cardiac stress test, the patient's physical condition and heart function are monitored through an electrocardiogram. In addition, for many patients, the physician needs to examine the flow of blood to the heart to improve the usefulness of the test. Physicians use perfusion imaging cardiac stress tests to provide an image of the blood flow to the various parts of the heart. For the test to yield the best possible images, the patient's coronary vessels must be fully dilated, generally through exercise, prior to injection of the imaging agent. Many patients cannot perform the level of exercise necessary for an adequate study and require a pharmacologic stress agent in lieu of exercise. We estimate that there are approximately 2.6 million of these tests performed annually in the United States using a pharmacologic stress agent.

     Currently, in the United States, the most commonly used pharmacologic stress agents for cardiac perfusion imaging are adenosine and dipyridamole. These agents cause coronary blood vessel dilation by stimulating the adenosine A(2A) receptor but may also cause side effects, such as severe slowing of the heart rate and wheezing, through stimulation of the other adenosine receptor subtypes. Both adenosine and dipyridamole must be given as a continuous infusion with an intravenous pump.

  Our Product Candidate

     Binodenoson is an adenosine A(2A) receptor agonist designed to be a pharmacologic stress agent that minimizes adenosine-mediated side effects such as slowing heart rate or wheezing. For ease of administration, binodenoson is formulated to be dosed as an injection rather than the continuous infusion with an intravenous pump required with adenosine and dipyridamole. Binodenoson begins to work quickly and provides sustained coronary blood vessel dilation for a sufficient amount of time to complete the diagnostic imaging.

     King has completed six trials with binodenoson and has administered the drug to 440 patients and healthy volunteers. King completed a multi-center, single-blind, two-arm crossover Phase IIb clinical trial in 240 patients who received pharmacologic stress tests with both adenosine and binodenoson. Results from the trial indicated that binodenoson was comparable to adenosine for detecting the extent of coronary disease. In addition, this clinical trial demonstrated that binodenoson had fewer and less severe side effects than adenosine, with a statistically significant p-value of < 0.01 for each of these two measures. King intends to initiate its multi-center Phase III program in the fourth quarter of 2003 in the United States and internationally.

  SELODENOSON. TREATMENT FOR ACUTE AND CHRONIC HEART RATE CONTROL IN ATRIAL FIBRILLATION

     Selodenoson is an adenosine A(1) agonist that is currently being developed in intravenous and oral formulations for heart rate control in atrial fibrillation. The intravenous dosage form of selodenoson is being developed by Fujisawa Healthcare. Intravenous selodenoson is in Phase II clinical trials for heart rate control in atrial fibrillation and has demonstrated slowing of heart rate. An oral formulation of selodenoson has completed a Phase I clinical trial. In addition to the clinical trials discussed below, clinical trials are ongoing to evaluate the effects of A(1) receptor stimulation on other parts of the body, such as the kidney, because temporary, asymptomatic decreases in renal function have been seen in clinical trials. Effects outside of the heart, if determined to be other than transitory and reversible, could block development of the compound or place limitations on the scope of patients able to use the product candidate. We have licensed to Fujisawa Healthcare the rights to develop and commercialize the intravenous formulation of selodenoson in the United States and Canada. We retain rights to develop and commercialize the intravenous formulation in all other countries and worldwide rights for all oral formulations.

  Market Overview

     Arrhythmias are abnormal heart rhythms caused by aberrant conduction of electrical impulses in the heart. Atrial fibrillation is the most common of the sustained arrhythmias. Approximately two million people in the United States suffer from atrial fibrillation. The incidence of atrial fibrillation is increasing due to the aging of the population and the higher incidence and longer survival of patients with predisposing underlying heart diseases, such as congestive heart failure.

     In atrial fibrillation, atrial electrical activity is chaotic, with impulses originating at approximately 300 to 600 beats per minute. The atrioventricular node, which transmits electrical impulses from the atria to the ventricles, is unable to conduct this extremely fast rate. However, it can conduct in the range of 120 to 180 beats per minute, a rate at which the pumping of the ventricles is ineffective because there is inadequate time for the heart to fill between beats. If this high rate persists, a deterioration of the heart's pumping function could result. Controlling the rate by slowing conduction through the atrioventricular node can improve cardiac function.

     Many patients initially have intermittent episodes of atrial fibrillation and ultimately end up in chronic, constant atrial fibrillation. Because the heart pumps more efficiently in a normal rhythm, therapies have historically focused on returning and maintaining patients to a normal heart rhythm. However, current treatments to return patients to a normal heart rhythm have variable initial and generally poor long-term success. Most patients return to atrial fibrillation within one to two years. Several recently completed, large, multi-center trials in patients who exhibit intermittent atrial fibrillation have shown rate control to be as effective as rhythm control but with fewer hospitalizations.

     Drugs commonly used to control heart rate during atrial fibrillation include digoxin, amiodarone, beta blockers and calcium channel blockers. These drugs have significant limitations. Digoxin has a slow onset when given intravenously in the acute setting, provides poor heart rate control during exercise and has a narrow range between therapeutic effect and toxicity. Amiodarone is associated with potentially fatal pulmonary fibrosis and abnormal thyroid function. Beta blockers and calcium channel blockers can cause symptomatic low blood pressure before achieving adequate heart rate control. In addition, calcium channel blockers can aggravate heart failure. Beta blockers can acutely aggravate heart failure and cause wheezing. Thus, there appears to be a significant need for drugs that control heart rate in atrial fibrillation without these side effects.

  Our Product Candidate

     Selodenoson is a potent and selective adenosine A(1) agonist that, by predominantly affecting the atrioventricular node of the heart, has the potential to control heart rate without lowering blood pressure or decreasing heart function. Selodenoson is formulated to overcome the clinical shortcomings of current drugs. The molecule is orally bioavailable and can also be delivered by intravenous injection.

     We and Fujisawa Healthcare have performed a total of 11 Phase I and Phase II clinical trials in which a total of 453 patients and healthy volunteers received selodenoson. Two Phase I clinical trials involving a total of 117 patients were conducted in the electrophysiology laboratory to determine dosing and safety of the intravenous formulation. Three Phase II dose-ranging clinical trials have been completed involving 215 hospitalized patients with atrial fibrillation. These patients were treated using multiple dosing regimens. One of these clinical trials examined the effect on heart rate of 15 minute infusions of six escalating doses of selodenoson in 63 patients with atrial fibrillation. The data from this trial demonstrated a statistically significant decrease in heart rate compared to baseline in patients who received the drug (p-value<0.05), but there was no change from baseline in patients who received placebo. Our data has been accepted for presentation at the American Heart Association's Scientific Sessions in November 2003. The other two Phase II clinical trials have been completed and we anticipate the release of these results in early 2004.

     Because adenosine A(1) receptors exist throughout the body, there is a risk that stimulation of these receptors outside of the heart may cause side effects. We believe that the therapeutic dose of selodenoson likely to be effective in atrial fibrillation should be lower than the doses that will stimulate most adenosine A(1) receptors elsewhere in the body. However, because of the normal variability within the adenosine A(1) receptor system among individuals, there may be effects outside of the heart in some patients. In our clinical trials of selodenoson, we have observed renal effects in some patients such as temporary creatinine elevations and reduction in urinary output. These effects have not resulted in any clinical problems. We and Fujisawa Healthcare are further investigating the renal effects of 24-hour intravenous infusions of selodenoson.

  MRE-0094. TOPICAL TREATMENT FOR DIABETIC FOOT ULCERS

     MRE-0094 is an adenosine A(2A) agonist in development for the treatment of chronic diabetic foot ulcers. King filed an IND in May 2002 for MRE-0094. We have licensed to King the worldwide development and commercialization rights for MRE-0094.

  Market Opportunity

     Approximately 15% of the estimated 16 million diabetics in the United States will develop foot ulcers. Between 14% and 25% of these patients will, as a result of improper healing, require an amputation. It is estimated that of the more than 50,000 annual amputations of a lower extremity in diabetics, 85% result from foot ulcers.

  Our Product Candidate

     MRE-0094 is an adenosine A(2A) agonist formulated as a topical treatment for chronic diabetic foot ulcers. Stimulation of the adenosine A(2A) receptor may promote wound healing. We believe that a small molecule such as MRE-0094 offers significant cost and patient compliance advantages over alternatives such as proteins or artificial skin.

RESEARCH AND DEVELOPMENT

     We focus our research and development efforts on the development of novel small molecule drugs that bind to and activate or block subtypes of receptors.

  RECEPTOR PHARMACOLOGY

     Cells communicate with each other by releasing signal molecules that interact with special recognition sites called receptors. These receptors mediate a variety of physiological effects through activation of various pathways within the cells. Receptors for naturally occurring signal molecules, such as adenosine or dopamine, exist in a variety of subtypes. The receptor subtype distribution allows any individual signal molecule to mediate different actions in different tissues. Our compounds target specific receptor subtypes to maximize therapeutic effect while minimizing side effects caused by stimulating other receptor subtypes.

     Small molecule analogs of signal molecules that act at individual receptor subtypes produce therapeutic effects while minimizing side effects that often result from less selective compounds. Agonists stimulate the activity of receptors while antagonists inhibit such activity. These receptor-subtype selective drugs may exert a more potent therapeutic action than is possible with naturally occurring molecules. In addition, in order to minimize side effects, we target tissues where receptor subtypes are more responsive to stimulation so that levels of compounds that stimulate the receptors in these tissues are less likely to stimulate receptors elsewhere in the body. We also design our molecules so they may not enter certain tissues, such as the brain, where their activity could lead to undesirable side effects.

     Our industry collaborators are presently investigating pre-clinical and clinical development of our dopamine agonists and adenosine A(2A) and A(3) agonists for additional therapeutic targets. Our agreements with these companies provide us with a combination of milestone and royalty payments in the event the compounds are successfully developed and launched for new indications. We are currently developing staffing and task plans for pre-clinical and early-clinical programs in adenosine-mediated conditions as well as inflammatory conditions affecting the cardiovascular and renal systems. These programs are intended to result in product candidates that are covered by our current patents or form the basis of new patent applications. Our research and development expenses were approximately $2.6 million, $4.7 million, $8.1 million, $6.0 million and $5.1 million for the six months ended June 30, 2003 and 2002, and the years ended December 31, 2002, 2001 and 2000, respectively.

BUSINESS STRATEGY

     We intend to develop and commercialize small molecule drugs that target central nervous system, cardiovascular and inflammatory conditions. To achieve this objective, we intend to concentrate on the following key strategies.

  CONTINUE TO INVEST TO SUPPORT OUR CORPORATE COLLABORATORS IN THEIR DEVELOPMENT AND COMMERCIALIZATION OF OUR ADVANCED PRODUCT CANDIDATES

     The successful development and commercialization of our advanced product candidates is our highest priority. Unlike some drug development companies at our stage of development, we actively support our corporate collaborators in their development and commercialization of our product candidates. In addition to our on-going active involvement in the design and analysis of clinical development programs, we assist in patient awareness efforts, market definition, identification of key opinion leaders and similar initiatives, and we expect to continue these activities in the future.

  EXPAND OUR PRODUCT CANDIDATE PORTFOLIO BY ACQUIRING OR IN-LICENSING PRODUCT CANDIDATES AND PROGRAMS THAT ARE 18-24 MONTHS FROM CLINICAL TRIALS

     We believe that we have demonstrated expertise in rapidly selecting and advancing promising product candidates into human clinical trials. We attempt to demonstrate proof of efficacy as rapidly as possible and, when appropriate, terminate the development of product candidates not likely to succeed. We believe that many new therapies for central nervous system, cardiovascular and inflammatory conditions are likely to come from efforts now underway in an array of biotechnology and pharmaceutical firms. However, many biotechnology firms do not have the experience and human resources necessary to advance their programs, making their programs potential acquisition candidates. Further, we believe that a number of programs underway in pharmaceutical companies, although highly attractive to us, will not be deemed to have sufficient revenue potential for their pharmaceutical owners and may be out-licensed. Our strategy is to seek out and acquire or in-license these programs and undertake their clinical development.

  RETAIN DEVELOPMENT RESPONSIBILITY FOR AND MARKETING RIGHTS TO SELECTED DRUG CANDIDATES THROUGH LATE STAGE DEVELOPMENT TO MAXIMIZE PRODUCT VALUE

     We believe that undertaking a larger portion of the cost and risks associated with the clinical development of our drugs will position us to negotiate more attractive out-licensing arrangements. On the other hand, we will seek to form development collaborations earlier in the development process when we believe that the development costs and resources required are too significant for us to undertake alone.

  MAINTAIN BALANCED IN-HOUSE EXPERTISE AND CAPABILITIES IN SYNTHETIC CHEMISTRY, PHARMACOLOGY AND KEY ELEMENTS OF CLINICAL DEVELOPMENT WHILE OUTSOURCING ROUTINE DRUG DEVELOPMENT ACTIVITIES

     We intend to maintain our core scientific and management team to design and manage pre-clinical and clinical development programs. We will, as necessitated by our existing and in-licensed programs, expand our in-house capabilities in synthetic chemistry, pharmacology, regulatory affairs, clinical trial management and biostatistics. In addition, we outsource certain specific activities of drug development such as manufacturing, formulation and packaging, non-clinical toxicology and clinical site management.

CORPORATE COLLABORATIONS

     Corporate collaborations are an integral part of our development and growth strategy. We pursue alliances that allow us to:

     - accelerate time to market for our drugs that address large markets that we could not effectively reach with a sales force of our own;

     - leverage our expertise in pre-clinical and clinical development of drugs for central nervous system, cardiovascular and inflammatory conditions;

     - provide us with novel molecules for indications of strategic importance to us; and

     - help to validate the technology underpinnings for our drugs.

     See Note 13 to notes to the consolidated financial statements which discusses significant customers and geographic revenues.

     We have established the following collaborations:

  SCHWARZ PHARMA -- ROTIGOTINE CDS

     In July 1998, we entered into an Exclusive License Agreement with Schwarz Pharma under which we granted them the exclusive, worldwide license to develop and commercialize a family of dopamine agonists, including rotigotine CDS. The agreement provides for us to receive license fees and milestone payments of up to $20.0 million, of which we have received $10.5 million as of June 30, 2003, along with royalty rates based on net sales of any products developed and launched by Schwarz Pharma using our dopamine agonists during the term of the agreement. As long as Schwarz Pharma retains its license, they are solely responsible for the costs of developing and marketing. Schwarz Pharma has sub-licensed its development and commercialization rights for Japan to Otsuka Pharmaceutical Co. Schwarz Pharma retains the right to terminate this agreement upon 30 days written notice. Schwarz Pharma is a stockholder of Aderis. See "Principal Stockholders."

  KING -- BINODENOSON, MRE-0094

     In August 1997, we entered into a Development and Commercialization Agreement with Medco Research, which was subsequently acquired by King. Under this agreement, we granted them the exclusive, worldwide license to develop and commercialize our proprietary adenosine A(2A) agonists, including binodenoson. We have also granted to King a right of first refusal to obtain a license for any drug that we may develop using our proprietary adenosine A(2A) agonists. The agreement provides for us to receive license and milestone payments of up to $8.6 million, of which we have received $3.1 million as of June 30, 2003, along with a royalty based on the net sales of any products developed from our adenosine A(2A) agonists during the term of the agreement. As long as King retains its license to binodenoson, they are solely responsible for the costs of developing and marketing the drug but are under no obligation to do so. We retain optional co-development and co-promotion rights in the United States for therapeutic applications of many of our drug compounds, but not binodenoson and MRE-0094, on a cost-shared basis. King retains the right to terminate this agreement upon 30 days written notice.

  FUJISAWA HEALTHCARE -- SELODENOSON

     In July 1999, we entered into a Development and License Agreement with Fujisawa Healthcare under which we granted them the exclusive license to develop and commercialize the intravenous form of selodenoson in the United States and Canada. We retain the rights for the intravenous formulation for selodenoson outside the United States and Canada and worldwide rights for oral formulations. The agreement provides for us to receive license fees and pre-commercial regulatory milestone payments of up to $13.0 million, of which we have received $5.0 million as of June 30, 2003, along with royalty payments based on net sales of any products developed and launched by Fujisawa Healthcare using selodenoson during the term of the agreement. As long as Fujisawa Healthcare retains its license to selodenoson, they are solely responsible for the costs of developing and marketing the drug. Fujisawa Healthcare retains the right to terminate this agreement upon 30 days written notice.

INTELLECTUAL PROPERTY

     Patents, trademarks and copyrights are central to the profitability of pharmaceutical products, and our policy is to pursue intellectual property protection aggressively for all our products. We own sixteen issued US patents and have filed two US patent applications relating to compounds active at adenosine and dopamine receptor subtypes. In addition, we and our collaborators have filed patent applications in certain foreign jurisdictions (and in appropriate cases have had foreign patents issued) for these technologies. We have acquired options and licenses to patents relating to products in pre-clinical research.

     Rotigotine CDS is protected by patents and applications relating to a method of using our dopamine receptor agonist in Parkinson's disease therapy, the process for bulk manufacturing the dopamine receptor agonist, and the transdermal patch used to deliver the dopamine receptor agonist. The US and foreign patents related to the method of using our dopamine receptor agonist in Parkinson's disease therapy were acquired from Whitby Research. The US patent expires in 2006. The US patent related to the process for bulk manufacturing the dopamine receptor agonist expires in 2020. The pending US patent application relating to the transdermal patch used to deliver the dopamine receptor agonist is co-owned by us and the contract manufacturer. The corresponding European application has issued as a patent. All of our patents relating to the dopamine agonist, the transdermal patch or use of dopamine agonist in man are licensed exclusively to Schwarz Pharma worldwide.

     We and our partners have filed applications for patents relating to compounds being developed in our adenosine receptor agonist and antagonist programs. These include basic pharmaceutical composition of matter patents, and in some cases method of use patents. An issued US patent related to our adenosine A(1) receptor agonists, including selodenoson, expires in 2011, and has been licensed to Fujisawa Healthcare. See "Corporate Collaborations." Additional patent applications are pending related to pharmaceutical use and multiple dosage forms. Issued US patents related to our adenosine A(2A) receptor agonists, having expiration dates between 2010 and 2018, have been licensed to King.

     In May 2002, we entered into a patent license agreement with Can-Fite Biopharma Ltd. under which we granted them the exclusive license to develop and commercialize in the United States, France, Germany, Italy and the United Kingdom one of our adenosine based compounds for specific clinical indications. The agreement provides for us to receive a royalty based on the net sales of any products developed using our compound in the licensed territory during the term of the agreement. Can-Fite retains the right to terminate this agreement upon 60 days written notice.

SALES AND MARKETING

     We currently have no sales, marketing or distribution capabilities and have no immediate plans to establish such capabilities. We will make final decisions about sales and marketing at a later date, but expect to depend in large part on collaboration with third parties that have established distribution systems and direct sales forces.

MANUFACTURING

     We do not currently have manufacturing capabilities, nor do we intend to develop manufacturing capabilities for any products in the near term. Under existing agreements, our corporate collaborators have assumed manufacturing responsibility for our most advanced product candidates.

     For pre-clinical and initial clinical studies with our unpartnered product candidates, we use contract manufacturers to prepare current good manufacturing practices, or cGMP, drug substances. We support our contract manufacturers in the development of synthesis strategies, analytical assays, and quality control procedures.

COMPETITION

     The pharmaceutical and biotechnology industries are intensely competitive, and technological progress can be rapid. We compete with companies that develop therapies for central nervous system diseases, cardiovascular diseases and inflammatory conditions. Although we believe that our receptor subtype specific drug candidates constitute new therapeutic classes of molecules, we anticipate that each of the areas in which we are conducting research and development may become the focus of intense competition. Many larger biotechnology and pharmaceutical companies have developed, or are attempting to develop, products that will compete with products that may be developed from our drug candidates.

     Most of our competitors are larger than we are and have greater financial resources, technical expertise or marketing and distribution capabilities. We expect that we will face increased competition in the future as new companies enter the market and advanced technologies become available. Any of our competitors could broaden the scope of their drug products through acquisition, collaboration or internal development to compete with us. Our competitors may also develop new, more effective or affordable approaches or technologies that compete with our drug candidates or render them obsolete.

GOVERNMENT REGULATION

     Government authorities in the United States and other countries extensively regulate the advertising, labeling, storage, record-keeping, safety, efficacy, research, development, testing, manufacture, promotion, marketing and distribution of drug products under the Federal Food, Drug and Cosmetic Act, or FFDCA, in the United States and under comparable laws in most foreign countries. Drugs are subject to rigorous regulation by the FDA in the United States and similar regulatory bodies in other countries. The steps ordinarily required by the FDA before a new drug may be marketed in the United States are similar to steps required in most other countries and include:

     - completion of pre-clinical laboratory tests, pre-clinical trials and formulation studies;

     - submission to the FDA of an investigational new drug application, or IND, for a new drug or antibiotic, which must become effective before clinical trials may begin;

     - performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each proposed indication;

     - the submission of a new drug application, or NDA, to the FDA; and

     - FDA review and approval of the NDA before any commercial marketing, sale or shipment of the drug.

     Pre-clinical tests include laboratory evaluation of product chemistry formulation and stability, as well as studies to evaluate toxicity. The results of pre-clinical testing together with manufacturing information and analytical data are submitted to the FDA as part of an IND application. The FDA requires a 30-day waiting period after the filing of each IND application before clinical trials may begin, in order to ensure that human research subjects will not be exposed to unreasonable health risks. At any time during this 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials, or may authorize trials only on specified terms. The IND application process may become extremely costly and substantially delay development of our products. Moreover, positive results of pre-clinical tests will not necessarily indicate positive results in clinical trials.

     Clinical trials to support new drug applications are typically conducted in three sequential phases that may overlap. These phases generally include the following:

     - Phase I: The drug is usually first introduced into healthy humans or, on occasion, into patients, and is tested for safety, dosage tolerance, absorption, distribution, excretion and metabolism.

     - Phase II: The drug is introduced into a limited patient population to:

          -- assess the efficacy of the drug in specific, targeted indications;

          -- assess dosage tolerance and optimal dosage; and

          -- identify possible adverse effects and safety risks.

     - Phase III: These are commonly referred to as pivotal studies. If a compound is found to have an acceptable safety profile and to be potentially effective in Phase II clinical trials, new clinical trials will be initiated to further demonstrate clinical efficacy, optimal dosage and safety within an expanded and diverse patient population at geographically dispersed clinical study sites.

     Clinical testing must meet requirements for Institutional Review Board, or IRB, oversight, informed consent and good clinical practices. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

     The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of a new drug application, or NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee. The FDA may deny or delay approval of applications that do not meet applicable regulatory criteria or if the FDA determines that the clinical data do not adequately establish the safety and efficacy of the drug. Upon approval, a drug candidate may be marketed only in those dosage forms and for those indications approved in the NDA. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase IV studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

     Satisfaction of FDA pre-market approval requirements for new drugs typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

     If regulatory approval of any of our products is granted, it will be limited to certain disease states or conditions. The manufacturers of approved products and their manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other authorities where applicable, and must comply with ongoing regulatory requirements, including the FDA's cGMP regulations. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as Warning Letters, suspension of manufacturing, seizure of product, voluntary recall of a product injunctive action or possible civil penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Because we intend to contract with third parties for manufacturing of these products, our ability to control third party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. Failure of third-party manufacturers to comply with cGMP or other FDA requirements applicable to our products may result in legal or regulatory action by the FDA.

     With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. The FDA has very broad enforcement authority under the Federal Food Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing us to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

     We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

     Outside the United States our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product to more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficiency has been presented, a marketing authorization will be granted.

LEGAL PROCEEDINGS

     We may from time to time become a party to legal proceedings arising in the ordinary course of business. We are not currently a party to any material legal proceedings.

EMPLOYEES

     As of June 30, 2003, we had 21 employees. Nine of our employees are engaged in research and development, and all management and professional employees have had substantial prior experience with pharmaceutical, biotechnology or medical products companies. We believe our relations with our employees are good.

     We are currently conducting a search for a Vice President of Research and Development.

PROPERTY AND FACILITIES

     We are currently leasing approximately 7,000 square feet of laboratory and office space in Richmond, Virginia, which we occupy under a three-year lease, expiring in November 2003. We are also currently leasing approximately 5,250 square feet of office space in Hopkinton, Massachusetts, which we occupy under leases ending in November 2004. These leases are renewable at our option for an additional three years upon written notice at least 120 days prior to the expiration date of the lease. These facilities are adequate for our current requirements.

                           SCIENTIFIC ADVISORY BOARD

     We have established a group of scientists to advise us on scientific, technical and commercialization issues. These advisors are leading scientists in the areas of pharmacology, chemistry and biology. These advisors are:

MEMBER                                                     AFFILIATION
------                                                     -----------
Donald A. McAfee, Ph.D. .................   Chief Technical Officer of Aderis
                                            Pharmaceuticals, Inc. and Chairman of
                                            Scientific Advisory Board
Sir James W. Black, F.R.C.P., F.R.S.
  Nobel Laureate.........................   Professor of Analytical Pharmacology at
                                            King's College Hospital Medical School,
                                            London, England.
Paul Greengard, Ph.D. Nobel Laureate.....   Victor Astor Professor at Rockefeller
                                            University in New York City.
Joseph R. Bianchine, M.D., Ph.D.,
  F.A.C.P., F.A.C.C.P. ..................   Senior Scientific Advisor, Schwarz Pharma
                                            AG.
Ray A. Olsson, M.D.......................   Professor of Cardiovascular Research of
                                            the College of Medicine, University of
                                            South Florida.
Juha P. Kokko, M.D., Ph.D................   Associate Dean for Clinical Research,
                                            Emory University.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information as of June 30, 2003, about our executive officers and members of our board of directors, as well as certain other key employees.

NAME                                              AGE                  POSITION
----                                              ---                  --------
Peter G. Savas..................................  54    Chairman of the Board, Chief Executive
                                                        Officer and President
Donald A. McAfee, Ph.D. ........................  61    Chief Technical Officer and Chairman
                                                        of Scientific Advisory Board
Kenneth L. Rice, Jr., J.D., M.B.A. .............  49    Vice President, Chief Commercial
                                                        Officer, Chief Financial Officer and
                                                        Secretary
William S. Wheeler, M.D., FACC..................  55    Vice President and Chief Medical
                                                        Officer
James V. Peck, Pharm.D. ........................  52    Vice President of Research Operations
Noel J. Cusack, Ph.D. ..........................  62    Vice President and Chief Scientific
                                                        Officer
Gevork I. Minaskanian, Ph.D. ...................  55    Vice President of Synthetic Chemistry
Gary E. Frashier(1)(2)..........................  66    Lead Director
James M. Garvey(1)..............................  56    Director
Robert G. McNeil, Ph.D. ........................  59    Director
Wayne I. Roe(2).................................  52    Director
Michael J. Ross, Ph.D.(2).......................  53    Director

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     PETER G. SAVAS, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT. Mr. Savas joined us in 2000 as Chairman of the Board of Directors, Chief Executive Officer and President. Before joining us, Mr. Savas served as Chief Executive Officer, Chairman and President of Unisyn, Inc. from 1992 to 2000. Before joining Unisyn, Mr. Savas served as Senior Vice President of Zymark Corporation and Genex Corporation. In 1984, Mr. Savas founded Xydex Corporation, a company that in-licensed and commercialized separations technology that had been developed overseas. Prior to founding Xydex, Mr. Savas held various positions at Millipore Corporation and Bristol Laboratories. Mr. Savas holds a Bachelor of Science degree from Syracuse University.

     DONALD A. MCAFEE, PH.D., CHIEF TECHNICAL OFFICER AND CHAIRMAN OF SCIENTIFIC ADVISORY BOARD. A co-founder of Aderis, Dr. McAfee has been a scientist and manager for more than 35 years. Before organizing Aderis in 1994, Dr. McAfee served for eight years as Vice President, Research at Whitby Research, Inc., managing the drug discovery programs. Prior to entering the pharmaceutical industry, Dr. McAfee served as Chairman of the Division of Neurosciences at the Beckman Research Institute (City of Hope) and held faculty appointments at the Yale University School of Medicine and the University of Miami School of Medicine. He has authored more than 100 articles and book chapters in neuroscience and pharmacology. He is currently an adjunct professor at the University of California, Irvine and at the Medical College of Virginia, and is a frequent lecturer to the industry in drug discovery for the Pharmaceutical Education and Research Institute. Dr. McAfee received his B.S. in Biology and Chemistry from the University of Chicago and Portland State University. He earned his Ph.D. in Physiology from the University of Oregon School of Medicine.

     KENNETH L. RICE, JR., J.D., M.B.A., VICE PRESIDENT, CHIEF COMMERCIAL OFFICER, CHIEF FINANCIAL OFFICER AND SECRETARY. Mr. Rice joined us in April 2001. Prior to joining us, Mr. Rice was Vice President, Chief Financial Officer, Secretary, Treasurer and General Counsel of MacroChem Corporation, a drug delivery company, from 1999 to 2001. Before joining MacroChem, Mr. Rice was Vice President, Finance and

Administration, Chief Financial Officer and Secretary at Pentose Pharmaceuticals, Inc. from 1998 to 1999. Mr. Rice held similar financial and operating positions at Unisyn Technologies, Inc. from 1993 to 1998 and Zymark Corporation from 1990 to 1993. Mr. Rice spent his early career at Millipore Corporation where he attained the position of Corporate Tax Director. Mr. Rice holds an L.L.M. in Taxation from Boston University Law School, a J.D. from Suffolk Law School and an M.B.A. and B.S.B.A. from Babson College.

     WILLIAM S. WHEELER, M.D., FACC, VICE PRESIDENT AND CHIEF MEDICAL
OFFICER. Dr. Wheeler, who joined us in April 2001, is board certified in internal medicine and cardiovascular diseases and is a fellow of the American College of Cardiology. Prior to joining us, Dr. Wheeler served as Vice President of Cardiovascular/ Critical Care at Quintiles Inc., a contract research organization that performs clinical trials for the pharmaceutical industry, from 1999 to 2001. Prior to joining Quintiles, Dr. Wheeler managed a private practice in Interventional Cardiology while serving as Chief of Cardiology and member of the board of directors at Cardinal Healthcare, a multi-specialty internal medicine practice, from 1996 to 1999. Previously, Dr. Wheeler served as Associate Medical Director in the Cardiovascular Section at Burroughs Wellcome Co. where he conducted global trials in acute coronary syndrome and heart failure. Before entering the pharmaceutical industry, Dr. Wheeler held numerous positions at East Carolina University School of Medicine. Dr. Wheeler received his cardiology training at Cedars-Sinai Medical Center in Los Angeles, California. Dr. Wheeler completed his Internal Medicine Residency at Los Angeles County/University of Southern California Medical Center (LAC/USC). He earned his M.D. from the University of California, Los Angeles and his B.S. in Zoology from California State College, Long Beach, California.

     JAMES V. PECK, PHARM.D., VICE PRESIDENT OF RESEARCH OPERATIONS. A co-founder of Aderis, Dr. Peck has served as Vice President, Operations, since our inception. From 1972 until our inception, he served as Director of Chemistry at Whitby Research, Inc. (formerly Nelson Research and Development). Dr. Peck received his B.S. in chemistry from the University of California. He earned his Pharm.D. from the University of Southern California. He is a licensed pharmacist in both California and Virginia, and is an inventor on more than three dozen patents and patent applications.

     NOEL J. CUSACK, PH.D., VICE PRESIDENT AND CHIEF SCIENTIFIC OFFICER. A co-founder of Aderis, Dr. Cusack has served as Vice President, and Chief Scientific Officer since our inception. From 1988 until our inception, he served as Director of Pharmacology at Whitby Research, Inc. Previously, he held academic appointments at Cambridge University and King's College, London. He is the author of numerous articles on the chemistry and pharmacology of adenine derivatives. Dr. Cusack is currently an adjunct professor at the University of California at Irvine, and a frequent lecturer in pharmacology for the Pharmaceutical Education and Research Institute. Dr. Cusack received his B.Sc. and M.Sc. from the University of Auckland, New Zealand, and his Ph.D. from the University of Bradford, U.K.

     GEVORK I. MINASKANIAN, PH.D., VICE PRESIDENT OF SYNTHETIC CHEMISTRY. A co-founder of Aderis, Dr. Minaskanian leads our chemistry program. From 1981 until our inception, he served as Scientist and Principal Research Scientist at Whitby Research, Inc. (formerly Nelson Research and Development), and is the inventor of more than three dozen patents and publications. Dr. Minaskanian is also an adjunct professor of Chemistry at Virginia Commonwealth University. He received his B.S. in Chemistry from The National University of Tehran, Iran. Dr. Minaskanian earned his Ph.D. from Texas Tech University.

     GARY E. FRASHIER. Mr. Frashier was elected a director in August 2001, and our Lead Director in January 2003, by our board of directors. Mr. Frashier is currently President and Principal of Management Associates, a healthcare and management consulting group. From 1990 to 2000, Mr. Frashier served as Chairman of the board of directors, Chief Executive Officer and President of OSI Pharmaceuticals. Mr. Frashier has over 30 years executive management experience in pharmaceutical, biotechnology and scientific instrument companies including Waters Associates, Millipore Corporation and Genex Corporation. Mr. Frashier is currently Chairman of the board of directors of Merrimack Pharmaceuticals and serves on the board of directors of Maxim Pharmaceuticals, Inex Pharmaceuticals Corporation and several private biopharmaceutical companies. Mr. Frashier holds a B.S. in Chemical Engineering from Texas Technological University, where he was honored as a Distinguished Engineer and an M.S. in Management from M.I.T., where he was named a Sloan Fellow.

     JAMES M. GARVEY. Mr. Garvey was elected a director in September 2001 by our board of directors. Mr. Garvey currently serves as the Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences, a private venture capital firm with $900 million under management. He has served in this capacity since May 1995. Prior to joining Schroder Ventures, Mr. Garvey was Director of the $600 million Venture Capital Division of Allstate Corp. He has served on several public and private healthcare boards in the United States and Europe. Mr. Garvey received a BSE degree from Northern Illinois University in 1969.

     ROBERT G. MCNEIL, PH.D. Dr. McNeil has been a director since our inception. Dr. McNeil is the General Partner and Founding Member of Sanderling Venture Partners, a biomedical fund which was established in 1979. He was a founder, Chief Executive Officer and Chairman of CoCensys, the Chief Executive Officer and Chairman of Acea, and the Chairman of Peregrine Pharmaceuticals. Dr. McNeil earned his Ph.D. in molecular biology, biochemistry and genetics from the University of California, Irvine.

     WAYNE I. ROE. Mr. Roe was elected a director in August 2001 by our board of directors. Mr. Roe currently serves as a director of Aradigm Corporation and Ista Pharmaceuticals, Inc. and several private companies in the life sciences field. From October 1999 until November 2000, Mr. Roe was Senior Vice President of United Therapeutics Corporation, a pharmaceutical manufacturer. From March 1996 until March 1999, he was Chairman of Covance Health Economics and Outcomes Services, Inc., a contract research and developmental services company to the medical technology marketplace. From June 1988 to March 1996, Mr. Roe was the President of Health Technology Associates, a pharmaceutical industry consulting firm. Mr. Roe received a B.A. from Union College, an M.A. from the State University of New York at Albany and an M.A. from the University of Maryland.

     MICHAEL J. ROSS, PH.D. Dr. Ross was elected a director in September 2001 by our board of directors. Dr. Ross currently serves as a general partner of Schroder Ventures Life Sciences, a private venture capital firm. Dr. Ross was previously a managing partner of Didyma LLC, a management consulting firm specializing in management of startup companies from 1999 to 2001. From 1996 to 1999, he was President and Chief Executive Officer of MetaXen LLC, a company which was recently sold to Exelixis Pharmaceuticals Inc. From 1990 to 1996, Dr. Ross was with the Arris Pharmaceutical Corp., now Celera Genomics Inc., a biotechnology company, as Chief Scientific Officer, President and Chief Executive Officer. Prior to that, Dr. Ross worked at Genentech for 13 years where he served as Vice President of Development and Vice President of Medicinal and Biomolecular Chemistry. Dr. Ross has served on a number of boards of directors and been involved in a number of biotech/pharmaceutical partnerships. Dr. Ross received his A.B. from Dartmouth College, his Ph.D. from The California Institute of Technology and completed his post-doctoral studies at Harvard University.

BOARD COMPOSITION

     Our bylaws require our board of directors to consist of one or more members. We currently have six authorized directors. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the next annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. Executive officers are elected by and serve at the direction of our board of directors.

BOARD COMMITTEES

  AUDIT COMMITTEE

     The audit committee consists of Messrs. Frashier and Roe and Dr. Ross, all of whom are outside directors. The audit committee recommends engagement of our independent auditors, approves the services performed by such auditors and reviews and evaluates our accounting policies and its systems of internal accounting controls.

  COMPENSATION COMMITTEE

     The compensation committee consists of Messrs. Frashier and Garvey, both of whom are outside directors. The compensation committee administers our 1995 stock option plan and 2001 incentive award plan and is authorized by the board of directors to make recommendations with respect to matters of compensation, including the compensation of our executive officers.

COMPENSATION COMMITTEE INTERLOCKS

     The members of the compensation committee of our board of directors are currently Messrs. Frashier and Garvey. No member of our board of directors or of our compensation committee serves as a member of the board of directors or compensation committee of an entity that has one or more executive officers serving as members of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Our lead director currently receives an annual fee of $50,000 for his services as a director. Our non-employee directors unaffiliated with holders of our preferred stock receive an annual cash fee of $25,000 for their services as directors. No other directors receive fees for their services as directors. We reimburse our directors for expenses incurred in connection with attending board and committee meetings. Our board has the discretion to grant stock options to all directors.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages to the fullest extent permitted by law. Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. Under current Delaware law, a director's liability to us or our stockholders may not be limited:

     - to any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or involving intentional misconduct;

     - for knowing violations of law;

     - for any transaction from which the director derived an improper personal benefit;

     - for improper transactions between the director and us; and

     - for improper distributions to stockholders and loans to directors and officers.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Currently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We currently have directors' and officers' liability insurance.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our other four most highly compensated officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2002.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                                      2002 COMPENSATION       SHARES
                                                      ------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                            SALARY     BONUS      OPTIONS
---------------------------                           --------   -------   ------------
Peter G. Savas......................................  $350,000   $40,000         --
  Chief Executive Officer and President
Donald A. McAfee, Ph.D. ............................   271,856    50,000         --
  Chief Technical Officer and Chairman of Scientific
     Advisory Board
William S. Wheeler, M.D., FACC......................   260,000    50,000         --
  Vice President and Chief Medical Officer
Kenneth L. Rice, Jr., J.D., M.B.A. .................   224,700    52,000         --
  Vice President, Chief Commercial Officer, Chief
  Financial Officer and Secretary
James V. Peck, Pharm.D. ............................   190,496    26,250         --
  Vice President -- Research Operations

     In accordance with the rules of the Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

OPTION GRANTS IN LAST FISCAL YEAR

     There were no options granted to officers during the year ended December 31, 2002.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth, as to the named officers, certain information concerning the number and value of unexercised options held by each of the named executive officers at December 31, 2002.

     The information regarding the value of unexercised in-the-money options is based on a value of $ per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                  OPTIONS AT                    OPTIONS AT
                                   SHARES                      DECEMBER 31, 2002             DECEMBER 31, 2002
                                  ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                             ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   --------   -----------   -------------   -----------   -------------
Peter G. Savas.................        --          --       227,019        433,412
  Chief Executive Officer and
  President
Donald A. McAfee, Ph.D. .......        --          --        14,867         12,892
  Chief Technical Officer and
  Chairman of Scientific
  Advisory Board
William S. Wheeler, M.D. ......        --          --        79,920        126,330
  Vice President and Chief
  Medical Officer
Kenneth L. Rice, Jr., J.D.,
  M.B.A. ......................        --          --        79,920        126,330
  Vice President, Chief
  Commercial Officer, Chief
  Financial Officer and
  Secretary
James V. Peck, Pharm.D.........        --          --         9,528          5,074
  Vice President -- Research
  Operations

EMPLOYMENT AGREEMENTS

     Each of Messrs. Rice and Savas and Dr. Wheeler entered into an employment agreement with us dated as of January 2, 2002. Each of the agreements extend through January 1, 2004 and will automatically be extended for successive one year periods thereafter unless a notice to terminate the agreement is delivered by either party not less than 30 days prior to the end of such period.

     Under each agreement, the executive receives a stated annual base salary, which is reviewed annually by our compensation committee, and is eligible to participate in our discretionary bonus program. Each agreement provides for our board of directors to determine, on an annual basis, the amount of each executive's bonus, if any.

     Each of these employment agreements provides that upon termination of employment, either by us without cause or by the executive for good reason:

     - each executive will be entitled to an amount equal to (a) his monthly base salary multiplied by the greater of (i) the remaining number of months under the employment agreement and (ii) 12 and (b) the average annual bonus received over the last 24 months;

     - each executive will have the right to continue to participate in our health, life and long-term disability benefits plans for the greater of
       (a) the amount of time remaining under the agreement or (b) one year after the date of termination; and

     - any unvested stock options and any restricted stock held by the executive will continue to vest for a period of one year.

     Each employment agreement also provides that for a period of one year after the termination of the executive's employment for any reason, the executive will not engage in activities similar to those engaged in during the two years immediately preceding their termination or render similar services to any direct competitor of ours without our prior written consent.

EMPLOYEE BENEFIT PLANS

  1995 STOCK OPTION PLAN

  Purpose

     Our board of directors adopted the 1995 Stock Option Plan on March 29, 1995 and our stockholders approved it on March 29, 1995. The stock option plan provides for grants of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, to our employees, as well as non-qualified stock options to our employees, directors and consultants. The stock option plan is intended to facilitate the retention of current employees, consultants or directors as well as to secure and retain the services of new employees, consultants and directors and to provide incentives for such persons to exert maximum efforts for the success of the company.

  Administration

     The stock option plan is administered by the board of directors unless the board of directors delegates administration to a compensation committee which shall be comprised of two or more members, appointed by the board of directors, each a "disinterested person" as defined by Rule 16b-3(c)(2)(i) under the Securities Exchange Act of 1934. The board of directors, or the compensation committee if so empowered, has the power to interpret the stock option plan and to adopt such rules for the administration, interpretation and application of the stock option plan as are consistent with the stock option plan.

  Securities Reserved

     The aggregate number of shares of our common stock issuable under the stock option plan is 2,475,000.

  Grant of Awards

     Certain employees, consultants and directors are eligible to be granted awards under the stock option plan. The board of directors, or the compensation committee if so empowered, determines (1) which employees, consultants, and directors are to be granted awards; (2) the number of shares subject to option grants; (3) whether the options are to be incentive stock options or non-qualified stock options (except that only our employees may be granted incentive stock options); (4) terms and conditions of such options, consistent with the stock option plan; and (5) the type of award that is granted. The board of directors, or the compensation committee if so empowered, has the discretion, subject to the limitations of the stock option plan and applicable laws, to grant incentive stock options and non-qualified stock options. A director shall not be eligible to be granted awards under the stock option plan unless the board of directors has (1) delegated its discretionary authority over the stock option plan to the compensation committee; or (2) otherwise complied with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934.

  Limitation on Incentive Stock Option Treatment

     Even if an option agreement designates an option as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of stock (determined as of the date of grant) with respect to all of a holder's incentive stock options is exercisable for the first time during any calendar year under the stock option plan or under any other of our plans, as applicable, exceeds $100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

  Exercise Price

     The board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules: (1) in the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date for all options granted; (2) in the case of non-qualified stock options, the exercise price shall not be less than 85% of the fair market value of shares of our common stock on the grant date for all options granted; and (3) for the persons owning (within the meaning of 424(d) of the Internal Revenue Code of 1986) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by the board of directors.

  Expiration of Awards

     The term of an award is set by the board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) that no award term shall be longer than ten years from the date of grant; and (2) the award term for a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder's status as our employee or consultant, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. If no time period was specified in the notice of grant, the option shall remain exercisable for three months following the holder's termination of status as an employee or consultant, or until the date of expiration of the option as set forth in the option agreement, whichever is earlier. Options granted under the plan must be exercised within twelve months if the holder's employment ends due to disability, and within eighteen months of the holder's death, or until the date of expiration of the option as set forth in the option agreement, whichever is earlier.

  Adjustments of Awards

     If the board of directors, or the compensation committee if so empowered, determines that there is a corporate event, defined as a dividend, recapitalization, reclassification, stock split, merger, consolidation, split-up, spin-off, combination, consolidation, dissolution or other similar corporate transaction that affects our common stock which causes dilution or enlargement of benefits under the stock option plan, then the board of directors, or the compensation committee if so empowered, may appropriately adjust (1) the aggregate number of shares of our common stock subject to the stock option plan; (2) the number of shares of our common stock subject to the outstanding awards; and (3) the price per share of our common stock upon exercise of outstanding awards to counter the dilution or enlargement of benefits.

  Change of Control

     Upon the occurrence of a merger or the sale of substantially all of our assets, each outstanding award shall be assumed or substituted for an equivalent option by the successor corporation or shall continue in full force and effect. If the successor corporation refuses to assume or substitute the awards, each holder of an award shall be entitled to immediately exercise the award for all shares of our common stock under the award, including unvested shares.

  Amendment and Termination

     The board of directors, or the compensation committee if so empowered, may amend, modify, suspend or terminate the stock option plan at any time, except the board of directors, or the compensation committee if so empowered, must obtain approval of our stockholders within twelve months before or after such action to (1) increase the number of shares of our common stock that may be issued under the stock option plan; or (2) modify the requirements as to eligibility for participation in the stock option plan.

  Certain Restrictions on Resale

     The board of directors, or the compensation committee if so empowered, may require any person granted an award to give written assurances stating that such person has no intention of selling or otherwise distributing the shares of our common stock they acquire upon exercise of their options under the stock option plan except that they may offer or sell the shares if they make such offers and sales (1) pursuant to an effective registration statement under the Securities Act of 1933; or (2) in reliance upon a determination made by our counsel that such requirements need not be met pursuant to an appropriate exemption from the registration requirements of the Securities Act of 1933.

  2001 INCENTIVE AWARD PLAN

  Purpose

     Our board of directors adopted the 2001 Incentive Award Plan on November 14, 2001 and our stockholders approved it on November 14, 2001. The incentive award plan provides for grants of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, to our employees, as well as non-qualified stock options to our employees, directors and consultants. The incentive award plan is intended to facilitate the retention of current employees, consultants or directors as well as to secure and retain the services of new employees, consultants and directors and to provide incentives for such persons to exert maximum efforts for the success of the company.

  Administration

     The incentive award plan is administered by the compensation committee, which shall be comprised of two or more directors, appointed by the board of directors, each a "non-employee director" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" under Section 162(m) of the Internal Revenue Code of 1986. The compensation committee has the power to interpret the incentive award plan and to adopt such rules for the administration, interpretation and application of the incentive award plan as are consistent with the incentive award plan, to interpret, amend or revoke any such rules and to amend any award agreement provided that the rights or obligations of the holder of the award that is the subject of any award agreement is not affected adversely.

  Securities Reserved

     The aggregate number of shares of our common stock issuable under the incentive award plan is 1,555,000.

  Grant of Awards

     Certain employees, consultants, and directors are eligible to be granted awards under the incentive award plan. The compensation committee determines (1) which employees, consultants, and directors are to be granted awards; (2) the number of shares subject to option grants; (3) whether the options are to be incentive stock options or non-qualified stock options (except that only our employees may be granted incentive stock options); (4) terms and conditions of such options, consistent with the incentive award plan and (5) the type of award that is granted. The compensation committee has the discretion, subject to the limitations of the incentive award plan and applicable laws, to grant incentive stock options, non-qualified stock options, restricted stock awards, performance awards, dividend equivalents, deferred stock, stock payments, and stock appreciation rights.

  Limitation on Incentive Stock Option Treatment

     Even if an option agreement designates an option as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of stock (determined as of the date of grant) with respect to all of a holder's incentive stock options is exercisable for the first time during any calendar year under the incentive award plan or under any other of our plans, as applicable, exceeds $100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

  Exercise Price

     The compensation committee shall set the per share exercise price, subject to the following rules: (1) in the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value of the shares of our common stock on the grant date for all options granted; and (2) for the persons owning (within the meaning of 424(d) of the Internal Revenue Code of 1986) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be, after the date of this offering, the average of the mean between the closing representative bid and asked prices for a share of our common stock on the trading day previous to such date, as reported by Nasdaq or such successor quotation system, on such date (or the next preceding trading day, if our common stock is not traded on that date).

  Expiration of Awards

     The term of an award is set by the compensation committee, subject to the following conditions: (1) that no award term shall be longer than ten years from the date of grant; and (2) the award term for a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. The compensation committee also establishes the time period following termination of employment, death or disability during which vested options may be exercised, subject to the requirements of Section 422 of the Internal Revenue Code of 1986 with respect to incentive stock options.

  Adjustments of Awards

     If the compensation committee determines that there is a corporate event, defined as a dividend, recapitalization, reclassification, stock split, merger, consolidation, split-up, spin-off, combination, consolidation, dissolution or other similar corporate transaction that affects our common stock which causes dilution or enlargement of benefits under the incentive award plan, then the compensation committee may appropriately adjust (1) the aggregate number of shares of our common stock subject to the incentive award plan; (2) the number of shares of our common stock subject to the outstanding awards; and (3) the price per share of our common stock upon exercise of outstanding awards to counter the dilution or enlargement of benefits.

  Change of Control

     Upon the occurrence of a merger or sale of substantially all of our assets, each outstanding award shall be assumed or substituted for an equivalent option by the successor corporation, or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute the awards, each holder of an award shall be entitled to immediately exercise the award for all shares of our common stock under the award, including unvested shares.

  Amendment and Termination

     The compensation committee may amend, modify, suspend or terminate the incentive award plan at any time, except the compensation committee must obtain approval of our stockholders within 12 months before or after such action to increase the number of shares of our common stock that may be issued under the incentive award plan.

  Certain Restrictions on Resale

     Employees, officers and directors who are our "affiliates" as defined by the rules and regulations under the Securities Act of 1933, may offer or sell the shares of our common stock they acquire upon exercise of their options under the incentive award plan only if they make such offers and sales (1) pursuant to an effective registration statement under the Securities Act of 1933; (2) pursuant to an appropriate exemption from the registration requirements of the Securities Act of 1933; or (3) within the limitations and subject to the conditions set forth in Rule 144 under the Securities Act of 1933.

  EQUITY COMPENSATION PLAN INFORMATION

     The following table summarizes the securities authorized for issuance under our equity compensation plans at December 31, 2002.

                                                                                     NUMBER OF SECURITIES
                         NUMBER OF SHARES OF                                       REMAINING AVAILABLE FOR
                         COMMON STOCK TO BE                                      FUTURE ISSUANCE UNDER EQUITY
                       ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE          COMPENSATION PLANS
                        OUTSTANDING OPTIONS,     PRICE OF OUTSTANDING OPTIONS,      (EXCLUDING SECURITIES
PLAN CATEGORY          WARRANTS AND RIGHTS(A)       WARRANTS AND RIGHTS(B)       REFLECTED IN COLUMN (A))(C)
-------------          -----------------------   -----------------------------   ----------------------------
Equity compensation
  plans approved by
  security holders...         2,114,957                      $0.95                         767,087
Equity compensation
  plans not approved
  by security
  holders............                --                         --                              --
                              ---------                      -----                         -------
Total................         2,114,957                      $0.95                         767,087
                              ---------                      -----                         -------

  401(k) PLAN

     Effective January 2002, we adopted an employee savings and retirement plan, that is intended to qualify under Section 401(k) of the Internal Revenue Code, covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock on a fully-diluted basis as of July 31, 2003 and as adjusted to reflect the sale of our common stock offered by this prospectus by:

     - each of the individuals listed in the "Management -- Summary Compensation Table" above;

     - each of our directors;

     - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock; and

     - all of our directors and officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock under options held by that person that are currently exercisable or exercisable within 60 days of July 31, 2003 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

     Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 14,821,081 shares of common stock outstanding on July
31, 2003 and      shares of common stock outstanding after completion of this offering, including the 366,851 shares to be issued to the former Renalogic shareholders. This table assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Aderis Pharmaceuticals, Inc., 85 Main Street, Hopkinton, Massachusetts 01748.

                                                                    PERCENT        PERCENT
                                                                  BENEFICIALLY   BENEFICIALLY
                                                      NUMBER OF      OWNED          OWNED
                                                       SHARES     BEFORE THIS     AFTER THIS
NAME OF BENEFICIAL OWNER                                OWNED       OFFERING       OFFERING
------------------------                              ---------   ------------   ------------
FIVE PERCENT OR GREATER STOCKHOLDERS
  Entities affiliated with the Sanderling
     Group(1).......................................  2,646,410       17.9
     2730 Sand Hill Road, Suite 200
     Menlo Park, CA 94025
  Entities affiliated with the Alliance Technology
     Ventures(2)....................................  1,530,197       10.3
     8995 Westside Parkway
     Alphretta, GA 30004
  Schwarz Pharma AG(3)..............................  1,146,144        7.7
     Alfred-Nobel-Strasse 10
     40789 Monheim, Germany
  Mac & Co. FBO New York Life Bio Venture Partners
     LLC(4).........................................  1,053,543        7.1
     888 7th Avenue, 29th Floor
     New York, NY 10106
  Entities affiliated with Schroder(5)..............    755,253        5.1
     22 Church Street
     Hamilton, Bermuda HM11
  China Development Industrial Bank(6)..............    755,250        5.1
     125 Nanking East Road
     Section 5 Taipei 105
     Taiwan ROC 105
  International Biotechnology Trust PLC(7)..........    755,250        5.1
     71 Kinsway
     London, United Kingdom, WC2B 6ST

                                                                    PERCENT        PERCENT
                                                                  BENEFICIALLY   BENEFICIALLY
                                                      NUMBER OF      OWNED          OWNED
                                                       SHARES     BEFORE THIS     AFTER THIS
NAME OF BENEFICIAL OWNER                                OWNED       OFFERING       OFFERING
------------------------                              ---------   ------------   ------------
DIRECTORS AND EXECUTIVE OFFICERS
  Robert G. McNeil, Ph.D.(8)........................  2,726,780       18.3
  Peter G. Savas(10)................................    547,040        3.6
  Donald A. McAfee, Ph.D.(9)........................    543,139        3.6
  James V. Peck, Pharm.D.(11).......................    400,229        2.7
  Noel J. Cusack, Ph.D.(11).........................    400,229        2.7
  Gevork I. Minaskanian, Ph.D.(12)..................    388,368        2.6
  Kenneth L. Rice, Jr., J.D., M.B.A.(13)............    118,592          *
  William S. Wheeler, M.D., FACC(13)................    118,592          *
  Gary E. Frashier(14)..............................    106,000          *
  Wayne I. Roe(15)..................................     66,000          *
  James M. Garvey(16)...............................     66,000          *
  Michael J. Ross, Ph.D.(16)........................     66,000          *
Executive officers and directors as a group(17).....  5,546,969       37.0

---------------

 *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 184,780 shares held by Sanderling III Biomedical, 241,681 shares held by Sanderling IV Biomedical Co-Investment Fund, L.P., 444,357 shares held by Sanderling III Limited, 84,626 shares held by Sanderling Management Company, LLC Retirement Trust FBO Robert G. McNeil, 1,070,446 shares held by Sanderling Venture Partners III, 120,840 shares held by Sanderling Venture Partners IV Co-Investment Fund, L.P., 156,153 shares held by Sanderling Venture Partners V Co-Investment Fund, L.P., 1,855 shares held by Sanderling Ventures Management, 111,093 shares held by Middleton, McNeil Associates III, L.P., 94,671 shares held by Sanderling V Biomedical Co-Investment Fund, L.P., 25,535 shares held by Sanderling V Limited Partnership, 22,722 shares held by Sanderling V Beteiligungs GmbH & Co. KG, 3,021 shares held by Sanderling Ventures Management V and 84,360 shares held by Sanderling Ventures Management FBO Fred A. Middleton. Sanderling Ventures is the managing general partner of the Sanderling entities. Robert
     G. McNeil and Fred A. Middleton are general partners of Sanderling Ventures and share voting and dispositive power over the shares held by Sanderling and its related entities, except as to Sanderling Venture Partners V Co-Investment Fund, L.P. Voting and dispositive power over the shares held by Sanderling Venture Partners V Co-Investment Fund, L.P. is shared by Robert G. McNeil, Fred A. Middleton and Timothy C. Mills.

 (2) Includes 1,378,781 shares held by Alliance Technology Ventures, L.P., 41,445 shares held by ATV/GP Parallel Fund, L.P., and 109,971 shares held by ATV/MFJ Parallel Fund, L.P. Michael A. Henos is the sole general partner of these funds and has sole voting and dispositive power over these shares.

 (3) Voting and dispositive power for these shares is shared by the board of directors of Schwarz Pharma AG, consisting of Patrick Schwarz-Schutte, Dr. Klaus Veitinger, Jurgen Baumann, Dr. Iris Low-Friedrich and Detlef Thielgen.

 (4) The beneficial owner of these shares is Perseus Soros BioPharmaceutical Fund. The investment committee of Perseus Soros BioPharmaceutical Fund consists of Dennis Purcell, Christopher Earl, Ph.D., Steven A. Elms, Andrew Schiff, M.D. and Keith Tarleton, all of whom share voting and dispositive power over these shares.

 (5) Includes 442,509 shares held by Schroder Ventures International Life Sciences Fund II LP1, 188,462 shares held by Schroder Ventures International Life Sciences Fund II LP2, 50,224 shares held by Schroder Ventures International Life Sciences Fund II LP3, 6,828 shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P., 12,726 shares held by Sitco Nominees

     Limited VC-01903 as Nominee of Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme and 54,504 shares held by SV (Nominees) Limited as Nominee of Schroder Ventures Investments Limited. Schroder Venture Managers Limited is the fund manager for the Schroder entities. The investment committee of Schroder Venture Managers Limited consists of Nichola Lawson, Gary Carr, Deborah Speight and Peter Everson, all of whom share voting and dispositive power over these shares.

 (6) Voting and dispositive power for these shares is shared by the board of directors and managing directors of China Development Industrial Bank. The board of directors consists of Liu Tai-Ying, Ph.D., Weng-Hsiung Sun, Carolyn Yeh Shih, Kou-I Yeh, Ming H. Chen, Ching-Jen Chen, Shin-I Lin, C.S. Chou, Ben Chen, Ching-Jing Sheen, William T. Lin, I. C. Liu, Cheng-Chau Kuo, Harvey Tang and Yi-Yi Tai. The managing directors consists of Chin Lin, Frank Chen, Min-Hsun Chen, Yung-San Lee, Ph.D., Sheng-Yann Lii and Benny T. Hu.

 (7) Voting and dispositive power for these shares is shared by the investment committee and the board of directors of International Biotechnology Trust PLC. The investment committee consists of Thomas Daniel and Kate Bingham. The board of directors consists of Andrew Barker, Alan Clifton, Peter Collacott, Alex Hammond-Chambers and Ian Macgregor.

 (8) Includes 99,000 shares of common stock and 66,000 shares issuable upon exercise of options which are currently exercisable. Also includes 2,561,780 shares held by Sanderling and its related entities. Does not include options to purchase 20,000 shares of common stock which are not exercisable within 60 days of this table. Also does not include 84,630 shares held by Sanderling Ventures Management FBO Fred A. Middleton over which Fred A. Middleton has sole voting and dispositive control. Dr. McNeil is a general partner of Sanderling. In such capacity, Dr. McNeil may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Sanderling and its related entities. Dr. McNeil disclaims beneficial ownership of the shares held by Sanderling within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934.

 (9) Includes 520,538 shares of common stock. Also includes 22,601 shares of common stock issuable upon exercise of options. Does not include options to purchase 5,158 shares of common stock which are not exercisable within 60 days of this table.

(10) Includes 165,215 shares of common stock. Also includes 381,825 shares issuable upon exercise of options. Does not include options to purchase 278,606 shares of common stock which are not exercisable within 60 days of this table.

(11) Includes 387,175 shares of common stock. Also includes 13,054 shares of common stock issuable upon exercise of options. Does not include options to purchase 1,548 shares of common stock which are not exercisable within 60 days of this table.

(12) Includes 380,124 shares of common stock. Also includes 8,244 shares of common stock issuable upon exercise of options. Does not include options to purchase 1,033 shares of common stock which are not exercisable within 60 days of this table.

(13) Includes 118,592 shares issuable upon exercise of options. Does not include options to purchase 137,658 shares of common stock which are not exercisable within 60 days of this table.

(14) Includes 106,000 shares issuable upon exercise of options. Does not include options to purchase 20,000 shares of common stock which are not exercisable within 60 days of this table.

(15) Includes 66,000 shares issuable upon exercise of options. Does not include options to purchase 20,000 shares of common stock which are not exercisable within 60 days of this table.

(16) Includes 66,000 shares issuable upon exercise of options. Does not include options to purchase 10,000 shares of common stock which are not exercisable within 60 days of this table

(17) Includes 1,045,962 shares issuable upon exercise of options. Does not include options to purchase 643,209 shares of common stock which are not exercisable within 60 days of this table. Please also see footnote 8, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the material terms of our capital stock is qualified by reference to our amended and restated certificate of incorporation, the amended and restated investors' rights agreement, the amended and restated stockholders rights agreement and applicable law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

GENERAL

     Upon completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.001 per share, 20,187,932 of which will be issued and outstanding and 5,000,000 shares of preferred stock, par value $0.001 per share, none of which will be outstanding.

COMMON STOCK

     As of June 30, 2003, there were 3,879,088 shares of common stock outstanding held of record by 39 stockholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders and are not entitled to cumulate their votes in election of directors. All shares of common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for payment. Such dividends may be paid in cash, property, or shares of common stock. The shares of our common stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Aderis. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of June 30, 2003, we had outstanding a warrant to purchase 225,060 shares of common stock at an exercise price of $3.64 per share, which expires on March 30, 2006. This warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

REGISTRATION RIGHTS

     Upon the completion of this offering, assuming exercise of all outstanding warrants, conversion of the outstanding shares of preferred stock and conversion to common stock of the shares of preferred stock to be issued to the former shareholders of Renalogics upon the closing of this offering, the holders of 11,362,858 shares of common stock or their transferees will be entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act covering their shares of common stock, and we will be required to use our best efforts to have the registration statement declared effective. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. Attached to these registration rights are conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration statement.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND CHARTER
PROVISIONS

     In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

     - excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% of more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

     Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company. Our certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, our bylaws provide that special meetings of the holders may be called only by the chairman of the board of directors, the chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, our certificate of incorporation provides that our board of directors can issue up to 5,000,000 shares of preferred stock, as described under "-- Preferred Stock" above. Finally, our bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in our control or management.

NATIONAL MARKET LISTING

     We have applied to have our common stock approved for quotation on the Nasdaq Stock Market's National Market under the symbol "ADPX."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     We will have           shares of our common stock outstanding after the
completion of this offering (               shares if the underwriters'
over-allotment is exercised in full). Of those shares, the           shares of
common stock sold in the offering (          shares if the underwriters'
over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption
under Rule 144. The remaining           shares of common stock to be outstanding
immediately following the completion of this offering are "restricted," which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 promulgated under the Securities Act. As of the effective date of this offering, all of our officers, directors and certain
other security holders, holding in the aggregate approximately   % of our
outstanding common stock, have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. See "Underwriting." After the 180-day lock-up period, these shares may be sold in accordance with Rule 144.

     After the offering, the holders of shares of our common stock (including 225,060 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see "Description of Capital Stock -- Registration Rights."

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the then outstanding shares of our common stock
       (approximately           shares immediately after the offering); or

     - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability or our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

     Any of our employees, officers, directors or consultants who purchased his or her shares before the date of completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after completion of this offering.

                                  UNDERWRITING

GENERAL

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Lehman Brothers Inc.........................................
CIBC World Markets Corp.....................................
U.S. Bancorp Piper Jaffray Inc..............................
     Total..................................................

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

     - the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in the financial markets; and

     - we deliver customary closing documents to the underwriters.

OVER-ALLOTMENT OPTION

     We have granted to the underwriters an option to purchase up to an
aggregate of           additional shares of common stock, exercisable to cover
over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

COMMISSIONS AND EXPENSES

     The following table summarizes the underwriting discount that we will pay. These amounts are shown assuming both no exercise and full exercise of the
underwriters' option to purchase up to an additional           shares from us.
The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
Total.......................................................   $              $

     The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $          per share. The underwriters may allow, and the selected
dealers may reallow, a concession not in excess of $          per share to
brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately
$          . We will pay all costs and expenses of this offering.

LOCK-UP AGREEMENTS

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. All of our executive officers, certain directors and other officers and certain others who hold significant amounts of our common stock, holding in the aggregate shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

OFFERING PRICE DETERMINATION

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

     - prevailing market conditions;

     - our historical performance and capital structure;

     - estimates of our business potential and earnings prospects;

     - an overall assessment of our management; and

     - the consideration of these factors in relation to market valuation of companies in related business.

INDEMNIFICATION

     We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against any liabilities related to the directed share program described below, including liabilities under the Securities Act.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

STAMP TAXES

     If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

DIRECTED SHARE PROGRAM

     At our request, the underwriters have reserved up to           shares, or
     % of the common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

DISCRETIONARY SALES

     The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

ELECTRONIC DISTRIBUTION

     A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage and account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

RELATIONSHIPS

     The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

                          NOTICE TO CANADIAN RESIDENTS

OFFERS AND SALES IN CANADA

     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

RESPONSIBILITY

     Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with the offering of the shares into Canada.

RESALE RESTRICTIONS

     The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

REPRESENTATIONS OF PURCHASERS

     Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing; (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103 -- Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 -- Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Quebec).

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

RIGHTS OF ACTION FOR DAMAGES OR RESCISSION
(ONTARIO)

     Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us on whose behalf the distribution is made shall have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

     The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights".

     The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

ENFORCEMENT OF LEGAL RIGHTS

     We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and those of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

LANGUAGE OF DOCUMENTS

     Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la reception de ce document, vous confirmez par les presentes que vous avez expressement exige que tous les documents faisant foi ou se rapportant de quelque maniere que ce soit a la vente des valeurs mobilieres decrites aux presentes (incluant, pour plus de certitude, toute confirmation d'achat ou tour avis) soient rediges en anglais seulement.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Clifford Chance US LLP is counsel for the underwriters in connection with this offering.

                                    EXPERTS

     The consolidated financial statements of Aderis Pharmaceuticals, Inc. and subsidiary as of and for the years ended December 31, 2001 and 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements for the year ended December 31, 2000 of Aderis Pharmaceuticals, Inc. and subsidiary, formerly Discovery Therapeutics, Inc., included in this prospectus and elsewhere in the registration statement, had been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933.

                         CHANGE IN INDEPENDENT AUDITORS

     On August 5, 2002, upon the recommendation of our audit committee and authorization by our board of directors, we dismissed Arthur Andersen LLP as our independent accountants and engaged Deloitte & Touche LLP as our independent accountants.

     During the year ended December 31, 2000, and the interim period from December 31, 2000 to August 4, 2002, Arthur Andersen did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. The report of Arthur Andersen on our consolidated financial statements as presented in this prospectus for our fiscal year ended December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Deloitte & Touche on any financial or accounting reporting matters in the period before its appointment.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding us and our shares of common stock to be sold in this offering, please refer to the registration statement.

     You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's website (http://www.sec.gov).

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                              ----------
Independent Auditors' Report -- 2001 and 2002...............         F-2
Report of Independent Public Accountants -- 2000............         F-3
Consolidated Balance Sheets as of December 31, 2001 and 2002
  and June 30, 2003 (unaudited).............................         F-4
Consolidated Statements of Operations and Comprehensive Loss
  for the Years Ended December 31, 2000, 2001 and 2002 and
  for the Six Months Ended June 30, 2002 and 2003
  (unaudited)...............................................         F-5
Consolidated Statements of Convertible Preferred Stock and
  Stockholders' Deficit for the Years Ended December 31,
  2000, 2001, and 2002 and for the Six Months Ended June 30,
  2003 (unaudited)..........................................         F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2000, 2001 and 2002 and for the Six Months
  Ended June 30, 2002 and 2003 (unaudited)..................         F-7
Notes to Consolidated Financial Statements..................  F-8 - F-22

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Aderis Pharmaceuticals, Inc.:

     We have audited the accompanying consolidated balance sheets of Aderis Pharmaceuticals, Inc. and subsidiary (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's consolidated financial statements for the year ended December 31, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated August 22, 2001.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 27, 2003

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THESE FINANCIAL STATEMENTS. THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999, AS RESTATED, AND 2000 AND FOR THE YEARS ENDED 1998 AND 1999 AND FOR THE PERIOD FROM INCEPTION (APRIL 22, 1994) TO DECEMBER 31, 2000, AS RESTATED, ARE NOT PRESENTED HEREIN. ON JANUARY 4, 2002, DISCOVERY THERAPEUTICS, INC. CHANGED ITS NAME TO ADERIS PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Discovery Therapeutics, Inc.:

     We have audited the accompanying consolidated balance sheets of Discovery Therapeutics, Inc. (a Delaware Corporation) as of December 31, 1999, as restated, and 2000 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000 and for the period from inception (April 22, 1994) to December 31, 2000, as restated. These financial statements are the responsibility of Discovery Therapeutics, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1, the accompanying consolidated financial statements for the years ended December 31, 1998 and 1999 have been restated to reflect revised revenue recognition to comply with recent account pronouncements and revised accounting in connection with the acquisition of Renalogics, Inc.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Discovery Therapeutics, Inc. as of December 31, 1999 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2000 and for the period from inception (April 22, 1994) to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
August 22, 2001

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                           ---------------------------     JUNE 30,
                                                               2001           2002           2003
                                                           ------------   ------------   ------------
                                                                                         (UNAUDITED)
                                               ASSETS
Current Assets:
  Cash and cash equivalents..............................  $ 42,820,944   $ 14,040,526   $  3,583,726
  Marketable securities..................................            --     17,157,057     22,703,019
  Prepaid expenses and other current assets..............       152,497        789,139        659,266
                                                           ------------   ------------   ------------
    Total current assets.................................    42,973,441     31,986,722     26,946,011
Property and Equipment, net..............................       365,058        782,490        759,514
Other Assets.............................................       123,500             --             --
                                                           ------------   ------------   ------------
Total Assets.............................................  $ 43,461,999   $ 32,769,212   $ 27,705,525
                                                           ============   ============   ============
                 LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable.......................................  $    169,774   $    528,980   $    362,611
  Accrued expenses and other current liabilities.........     1,975,674        958,791        859,683
  Deferred revenues......................................            --        846,525             --
                                                           ------------   ------------   ------------
    Total current liabilities............................     2,145,448      2,334,296      1,222,294
Commitments and Contingencies (Note 6)
Convertible Preferred Stock, $0.001 par value:
  Undesignated convertible preferred stock --
    Authorized -- 203,647 shares
    Issued and outstanding -- none.......................            --             --             --
  Series A Convertible Preferred Stock --
    Authorized -- 666,667 shares
    Issued and outstanding -- 666,667 shares at December
       31, 2001, 2002 and June 30, 2003 (liquidation
       value of $500,000 at December 31, 2002)...........       480,303        480,303        480,303
  Series B Convertible Preferred Stock --
    Authorized -- 1,500,000 shares
    Issued and outstanding -- 1,316,909 shares at
       December 31, 2001, 2002 and June 30, 2003
       (liquidation value of $7,901,454 at December 31,
       2002).............................................     7,844,443      7,844,443      7,844,443
  Series C Convertible Preferred Stock --
    Authorized -- 538,776 shares
    Issued and outstanding -- 538,776 shares at December
       31, 2001, 2002 and June 30, 2003 (liquidation
       value of $5,500,903 at December 31, 2002).........     5,484,110      5,484,110      5,484,110
  Series D Convertible Preferred Stock --
    Authorized -- 4,090,910 shares
    Issued and outstanding -- 4,076,834 shares at
       December 31, 2001, 2002 and June 30, 2003,
       (liquidation value of $44,845,174 at December 31,
       2002).............................................    42,406,576     42,406,576     42,406,576
                                                           ------------   ------------   ------------
       Total convertible preferred stock.................    56,215,432     56,215,432     56,215,432
Stockholders' Deficit:
  Common stock, $0.001 par value --
    Authorized -- 50,000,000 shares
    Issued and outstanding -- 2,961,478 and 3,879,088
       shares at December 31, 2001 and 2002,
       respectively, and 3,879,088 shares at June 30,
       2003..............................................         2,961          3,879          3,879
  Additional paid-in capital.............................    15,321,587     15,471,580     18,277,687
  Deferred compensation..................................    (5,636,169)    (2,243,992)    (3,226,331)
  Accumulated other comprehensive income.................            --         12,752         10,682
  Accumulated deficit....................................   (24,587,260)   (39,024,735)   (44,798,118)
                                                           ------------   ------------   ------------
       Total stockholders' deficit.......................   (14,898,881)   (25,780,516)   (29,732,201)
                                                           ------------   ------------   ------------
Total Liabilities, Convertible Preferred Stock, and
  Stockholders' Deficit..................................  $ 43,461,999   $ 32,769,212   $ 27,705,525
                                                           ============   ============   ============

                See notes to consolidated financial statements.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                         YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                -----------------------------------------   -------------------------
                                   2000           2001           2002          2002          2003
                                -----------   ------------   ------------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  License fees and
     collaboration
     revenues(a)..............  $ 2,967,071   $  5,829,093   $  3,153,475   $ 1,500,000   $   846,525
Costs and Expenses:
  Research and
     development(a)...........    5,116,510      6,006,576      8,123,775     4,731,439     2,552,697
  General and
     administrative...........    2,040,592      3,926,586      6,850,328     2,327,997     2,537,331
  Stock-based
     compensation(b)..........      230,603      7,248,881      3,218,802     1,899,152     1,823,768
  Royalty expense.............       48,372        617,907         90,000        10,000        10,000
  Write-offs of purchased
     technology...............      724,242             --             --            --            --
                                -----------   ------------   ------------   -----------   -----------
                                  8,160,319     17,799,950     18,282,905     8,968,588     6,923,796
                                -----------   ------------   ------------   -----------   -----------
       Loss from operations...   (5,193,248)   (11,970,857)   (15,129,430)   (7,468,588)   (6,077,271)
                                -----------   ------------   ------------   -----------   -----------
Other Income (Expense):
  Interest income.............      246,877        889,882        692,115       362,633       299,560
  Other income (expense)......        3,848             --           (160)         (160)        4,328
                                -----------   ------------   ------------   -----------   -----------
                                    250,725        889,882        691,955       362,473       303,888
                                -----------   ------------   ------------   -----------   -----------
       Net loss...............   (4,942,523)   (11,080,975)   (14,437,475)   (7,106,115)   (5,773,383)
Unrealized Gain (Loss) on
  Marketable Securities.......           --             --         12,752            --        (2,070)
                                -----------   ------------   ------------   -----------   -----------
       Comprehensive loss.....  $(4,942,523)  $(11,080,975)  $(14,424,723)  $(7,106,115)  $(5,775,453)
                                ===========   ============   ============   ===========   ===========
Net Loss per Common Share
  (Note 2):
  Basic and diluted...........  $     (1.87)  $      (3.97)  $      (3.87)  $     (1.95)  $     (1.49)
                                ===========   ============   ============   ===========   ===========
  Unaudited pro forma basic
     and diluted..............                               $      (0.96)                $     (0.38)
                                                             ============                 ===========
Weighted-Average Common Shares
  Outstanding:
     Basic and diluted........    2,637,726      2,790,255      3,729,342     3,643,764     3,879,088
                                ===========   ============   ============   ===========   ===========
     Unaudited pro forma basic
       and diluted............                                 15,038,186                  15,187,932
                                                             ============                 ===========
Explanatory:
(a) The following summarizes
    revenues and expenses from
    related parties:
      License fees and
        collaboration
        revenues..............  $   673,019   $  4,000,000   $  1,500,000   $ 1,500,000   $        --
      Research and development
        expense...............  $ 1,500,000   $         --   $         --   $        --   $        --
(b) The following summarizes
    the allocation of the
    stock-based compensation
    charge:
      Research and
        development...........  $    32,297   $    777,153   $    830,284   $   540,069   $   740,706
      General and
        administrative........      198,306      6,471,728      2,388,518     1,359,083     1,083,062
                                -----------   ------------   ------------   -----------   -----------
                                $   230,603   $  7,248,881   $  3,218,802   $ 1,899,152   $ 1,823,768
                                ===========   ============   ============   ===========   ===========

                See notes to consolidated financial statements.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 AND SIX MONTHS ENDED JUNE 30, 2003

                                              CONVERTIBLE PREFERRED STOCK
                                     ---------------------------------------------
                                     SERIES A CONVERTIBLE    SERIES B CONVERTIBLE
                                     --------------------   ----------------------
                                     NUMBER OF   CARRYING   NUMBER OF    CARRYING
                                      SHARES      VALUE      SHARES       VALUE
                                     ---------   --------   ---------   ----------
Balance, January 1, 2000...........   666,667    $480,303   1,316,909   $7,844,443
Issuance of Series C Convertible
 Preferred Stock, net of issuance
 costs of $16,793                          --         --          --           --
Stock-based compensation expense
 related to options granted to
 nonemployees......................        --         --          --           --
Deferred compensation on stock
 options granted...................        --         --          --           --
Amortization of deferred
 compensation......................        --         --          --           --
Acceleration of vesting of stock
 options...........................        --         --          --           --
Exercise of stock options..........        --         --          --           --
Net loss...........................        --         --          --           --
                                      -------    --------   ---------   ----------
Balance, December 31, 2000.........   666,667    480,303    1,316,909   7,844,443
Issuance of Series D convertible
 preferred stock, net of issuance
 costs of $2,438,598...............        --         --          --           --
Stock-based compensation expense
 related to options granted to
 nonemployees......................        --         --          --           --
Deferred compensation on stock
 options granted...................        --         --          --           --
Amortization of deferred
 compensation......................        --         --          --           --
Acceleration of vesting of stock
 options...........................        --         --          --           --
Stock-based compensation expense
 related to cashless exercise......        --         --          --           --
Exercise of stock options..........        --         --          --           --
Net loss...........................        --         --          --           --
                                      -------    --------   ---------   ----------
Balance, December 31, 2001.........   666,667    480,303    1,316,909   7,844,443
Exercise of stock options..........        --         --          --           --
Deferred compensation on stock
 options granted...................        --         --          --           --
Stock-based compensation expense
 related to options granted to
 nonemployees......................        --         --          --           --
Unamortized deferred compensation
 on cancelled stock options........
Amortization of deferred
 compensation......................        --         --          --           --
Unrealized gain on marketable
 securities........................
Net loss...........................        --         --          --           --
                                      -------    --------   ---------   ----------
Balance, December 31, 2002.........   666,667    480,303    1,316,909   7,844,443
Deferred compensation on stock
 options granted (unaudited).......        --         --          --           --
Stock-based compensation expense
 related to options granted to
 nonemployees (unaudited)..........        --         --          --           --
Acceleration of vesting of stock
 options (unaudited)...............        --         --          --           --
Amortization of deferred
 compensation (unaudited)..........        --         --          --           --
Unrealized loss on marketable
 securities........................
Net loss (unaudited)...............        --         --          --           --
                                      -------    --------   ---------   ----------
Balance, June 30, 2003
 (unaudited).......................   666,667    $480,303   1,316,909   $7,844,443
                                      =======    ========   =========   ==========

                                               CONVERTIBLE PREFERRED STOCK
                                     ------------------------------------------------
                                      SERIES C CONVERTIBLE     SERIES D CONVERTIBLE     COMMON STOCK
                                     ----------------------   -----------------------   ---------
                                     NUMBER OF    CARRYING    NUMBER OF    CARRYING     NUMBER OF
                                      SHARES       VALUE       SHARES        VALUE       SHARES
                                     ---------   ----------   ---------   -----------   ---------
Balance, January 1, 2000...........        --    $      --          --    $        --   2,652,928
Issuance of Series C Convertible
 Preferred Stock, net of issuance
 costs of $16,793                     538,776    5,484,110          --             --         --
Stock-based compensation expense
 related to options granted to
 nonemployees......................        --           --          --             --         --
Deferred compensation on stock
 options granted...................        --           --          --             --         --
Amortization of deferred
 compensation......................        --           --          --             --         --
Acceleration of vesting of stock
 options...........................        --           --          --             --         --
Exercise of stock options..........        --           --          --             --      8,250
Net loss...........................        --           --          --             --         --
                                      -------    ----------   ---------   -----------   ---------
Balance, December 31, 2000.........   538,776    5,484,110          --             --   2,661,178
Issuance of Series D convertible
 preferred stock, net of issuance
 costs of $2,438,598...............        --           --    4,076,834    42,406,576         --
Stock-based compensation expense
 related to options granted to
 nonemployees......................        --           --          --             --         --
Deferred compensation on stock
 options granted...................        --           --          --             --         --
Amortization of deferred
 compensation......................        --           --          --             --         --
Acceleration of vesting of stock
 options...........................        --           --          --             --         --
Stock-based compensation expense
 related to cashless exercise......        --           --          --             --    135,300
Exercise of stock options..........        --           --          --             --    165,000
Net loss...........................        --           --          --             --         --
                                      -------    ----------   ---------   -----------   ---------
Balance, December 31, 2001.........   538,776    5,484,110    4,076,834    42,406,576   2,961,478
Exercise of stock options..........        --           --          --             --    917,610
Deferred compensation on stock
 options granted...................        --           --          --             --         --
Stock-based compensation expense
 related to options granted to
 nonemployees......................        --           --          --             --         --
Unamortized deferred compensation
 on cancelled stock options........
Amortization of deferred
 compensation......................        --           --          --             --         --
Unrealized gain on marketable
 securities........................
Net loss...........................        --           --          --             --         --
                                      -------    ----------   ---------   -----------   ---------
Balance, December 31, 2002.........   538,776    5,484,110    4,076,834    42,406,576   3,879,088
Deferred compensation on stock
 options granted (unaudited).......        --           --          --             --         --
Stock-based compensation expense
 related to options granted to
 nonemployees (unaudited)..........        --           --          --             --         --
Acceleration of vesting of stock
 options (unaudited)...............        --           --          --             --         --
Amortization of deferred
 compensation (unaudited)..........        --           --          --             --         --
Unrealized loss on marketable
 securities........................
Net loss (unaudited)...............        --           --          --             --         --
                                      -------    ----------   ---------   -----------   ---------
Balance, June 30, 2003
 (unaudited).......................   538,776    $5,484,110   4,076,834   $42,406,576   3,879,088
                                      =======    ==========   =========   ===========   =========


                                   COMMON STOCK
                                     ---------   ADDITIONAL                       OTHER                         TOTAL
                                                   PAID-IN       DEFERRED     COMPREHENSIVE   ACCUMULATED    STOCKHOLDERS
                                     PAR VALUE     CAPITAL     COMPENSATION      INCOME         DEFICIT        DEFICIT
                                     ---------   -----------   ------------   -------------   ------------   ------------
Balance, January 1, 2000...........   $2,653     $  907,291    $        --      $     --      $(8,563,762)   $ (7,653,818)
Issuance of Series C Convertible
 Preferred Stock, net of issuance
 costs of $16,793                         --             --             --            --               --              --
Stock-based compensation expense
 related to options granted to
 nonemployees......................       --         23,154             --            --               --          23,154
Deferred compensation on stock
 options granted...................       --      1,109,313     (1,109,313)           --               --              --
Amortization of deferred
 compensation......................       --             --        144,335            --               --         144,335
Acceleration of vesting of stock
 options...........................       --         63,114             --            --               --          63,114
Exercise of stock options..........        8            242             --            --               --             250
Net loss...........................       --             --             --            --       (4,942,523)     (4,942,523)
                                      ------     -----------   ------------     --------      ------------   ------------
Balance, December 31, 2000.........    2,661      2,103,114       (964,978)           --      (13,506,285)    (12,365,488)
Issuance of Series D convertible
 preferred stock, net of issuance
 costs of $2,438,598...............       --      1,238,701             --            --               --       1,238,701
Stock-based compensation expense
 related to options granted to
 nonemployees......................       --        230,082             --            --               --         230,082
Deferred compensation on stock
 options granted...................       --     10,757,341    (10,757,341)           --               --              --
Amortization of deferred
 compensation......................       --             --      6,086,150            --               --       6,086,150
Acceleration of vesting of stock
 options...........................       --        743,536             --            --               --         743,536
Stock-based compensation expense
 related to cashless exercise......      135        188,978             --            --               --         189,113
Exercise of stock options..........      165         59,835             --            --               --          60,000
Net loss...........................       --             --             --            --      (11,080,975)    (11,080,975)
                                      ------     -----------   ------------     --------      ------------   ------------
Balance, December 31, 2001.........    2,961     15,321,587     (5,636,169)           --      (24,587,260)    (14,898,881)
Exercise of stock options..........      918        323,368             --            --               --         324,286
Deferred compensation on stock
 options granted...................       --         35,300        (35,300)           --               --              --
Stock-based compensation expense
 related to options granted to
 nonemployees......................       --        246,659             --            --               --         246,659
Unamortized deferred compensation
 on cancelled stock options........                (455,334)       455,334            --                               --
Amortization of deferred
 compensation......................       --             --      2,972,143            --               --       2,972,143
Unrealized gain on marketable
 securities........................                                               12,752               --          12,752
Net loss...........................       --             --             --            --      (14,437,475)    (14,437,475)
                                      ------     -----------   ------------     --------      ------------   ------------
Balance, December 31, 2002.........    3,879     15,471,580     (2,243,992)       12,752      (39,024,735)    (25,780,516)
Deferred compensation on stock
 options granted (unaudited).......       --      2,301,408     (2,301,408)           --               --              --
Stock-based compensation expense
 related to options granted to
 nonemployees (unaudited)..........       --        194,510             --            --               --         194,510
Acceleration of vesting of stock
 options (unaudited)...............       --        310,189             --            --               --         310,189
Amortization of deferred
 compensation (unaudited)..........       --             --      1,319,069            --               --       1,319,069
Unrealized loss on marketable
 securities........................                                               (2,070)              --          (2,070)
Net loss (unaudited)...............       --             --             --            --       (5,773,383)     (5,773,383)
                                      ------     -----------   ------------     --------      ------------   ------------
Balance, June 30, 2003
 (unaudited).......................   $3,879     $18,277,687   $(3,226,331)     $ 10,682      $(44,798,118)  $(29,732,201)
                                      ======     ===========   ============     ========      ============   ============

                See notes to consolidated financial statements.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED                        SIX MONTHS ENDED
                                                    DECEMBER 31,                           JUNE 30,
                                      -----------------------------------------   --------------------------
                                         2000           2001           2002          2002           2003
                                      -----------   ------------   ------------   -----------   ------------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net loss..........................  $(4,942,523)  $(11,080,975)  $(14,437,475)  $(7,106,115)  $ (5,773,383)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and amortization...      501,958         60,978        167,847        60,875        130,148
    Write-off of purchased
      technology....................      724,242             --             --            --             --
    Stock-based compensation expense
      related to options to
      employees and nonemployees....      230,603      7,248,881      3,218,802     1,899,152      1,823,768
    Changes in operating assets and
      liabilities:
      Accounts receivable...........       83,333             --             --            --             --
      Prepaids and other current
         assets.....................       61,267       (150,224)      (636,642)     (334,401)       129,873
      Income tax refund
         receivable.................       52,500             --             --            --             --
      Other assets..................      (17,960)      (105,540)       123,500    (1,715,874)            --
      Accounts payable..............     (279,213)       139,801        359,206       921,555       (166,369)
      Accrued expenses and other
         current liabilities........      749,596      1,103,075     (1,016,883)     (980,307)       (99,108)
      Deferred revenues.............     (141,596)    (1,829,093)       846,525            --       (846,525)
                                      -----------   ------------   ------------   -----------   ------------
Net cash used in operating
  activities........................   (2,977,793)    (4,613,097)   (11,375,120)   (7,255,115)    (4,801,596)
                                      -----------   ------------   ------------   -----------   ------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of property and
    equipment.......................      (28,740)      (389,398)      (585,279)     (495,692)      (107,172)
  (Purchase) maturities of
    marketable securities, net......           --             --    (17,144,305)           --     (5,548,032)
                                      -----------   ------------   ------------   -----------   ------------
Net cash used in investing
  activities........................      (28,740)      (389,398)   (17,729,584)     (495,692)    (5,655,204)
                                      -----------   ------------   ------------   -----------   ------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Net proceeds from issuance of
    Series C Convertible Preferred
    Stock...........................    5,484,110             --             --            --             --
  Net proceeds from issuance of
    Series D Convertible Preferred
    Stock...........................           --     43,645,277             --            --             --
  Proceeds from exercise of common
    stock options...................          250         60,000        324,286       280,726             --
                                      -----------   ------------   ------------   -----------   ------------
Net cash provided by financing
  activities........................    5,484,360     43,705,277        324,286       280,726             --
                                      -----------   ------------   ------------   -----------   ------------
Net Increase (Decrease) in Cash and
  Cash Equivalents..................    2,477,827     38,702,782    (28,780,418)   (7,470,081)   (10,456,800)
Cash and Cash Equivalents, Beginning
  of period.........................    1,640,335      4,118,162     42,820,944    42,820,944     14,040,526
                                      -----------   ------------   ------------   -----------   ------------
Cash and Cash Equivalents, End of
  period............................  $ 4,118,162   $ 42,820,944   $ 14,040,526   $35,350,863   $  3,583,726
                                      ===========   ============   ============   ===========   ============

                See notes to consolidated financial statements.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND
                    SIX MONTHS ENDED JUNE 30, 2002 AND 2003
             (INFORMATION FOR JUNE 30, 2002 AND 2003 IS UNAUDITED)

1. OPERATIONS

     Discovery Therapeutics, Inc. ("Discovery") was incorporated in Delaware on April 22, 1994 to acquire, on April 25, 1994, a research business from Whitby, Inc., a pharmaceutical company. On January 4, 2002, Discovery changed its name to Aderis Pharmaceuticals, Inc. (the "Company"). The Company expanded its business through the acquisition in June 1999 of Renalogics, Inc. ("Renalogics"), a company engaged in the development and commercialization of products for treatment of glumorolonephritis and other diseases (see Note 12). The Company's primary activity is to engage in the discovery and development of its portfolio compounds and the subsequent commercialization of products utilizing these compounds. These compounds represent therapeutics for disease states for which there is a significant medical need, including Parkinson's disease, cardiac disease, and other disorders.

     The Company is subject to a number of risks associated with companies in the biotechnology industry. Principal among these are the risks associated with the Company's dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with the U.S. Food and Drug Administration and other governmental regulations and approval requirements, as well as the ability to grow the Company's business and the need to possibly obtain adequate financing to fund this growth.

     The Company was in the development stage at December 31, 2000 and 2001; during the year ended December 31, 2002, the Company completed its development activities and commenced its planned principal operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION --

          Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Renalogics. All intercompany balances and transactions have been eliminated.

          Stock Split -- In March 2002, the Company effected a stock split of
     1.65 shares per share of common stock. All common share amounts have been retroactively restated to reflect the stock split.

          Unaudited Interim Financial Statements -- The accompanying consolidated financial statements as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 are unaudited. These unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with
     Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. The results of operations for the six months ended June 30, 2003 are not necessarily an indication of the results that may be expected for the entire fiscal year or future periods.

     USE OF ESTIMATES -- The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the disclosure of certain contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

     REVENUE RECOGNITION -- The Company has entered into agreements with pharmaceutical companies under which it (i) licenses product rights to certain compounds and earns milestone payments (based on the pharmaceutical companies' successful achievement of certain milestones in the development of the compound); (ii) renders consulting services; and (iii) is entitled to certain research and development cost reimbursements. The Company has fulfilled all of its contractual development obligations as of December 31, 2002, as defined in the agreements, and any additional development work requested to be performed by the pharmaceutical company will be charged at a rate to be determined at the time the work is requested. The Company is recognizing the total expected fees under these contracts, exclusive of royalties (as the receipt of royalties does not occur until the successful development and sale of a product, which is a separate discrete earnings event), as revenue on a straight-line basis over the estimated development period of the compound to the extent such amount is not greater than cash received. The Company periodically reviews the estimated development period and, to the extent such estimate changes, the impact of such change is recorded in operations at that time. The pharmaceutical companies have the right to cancel these agreements at any time, and all payments received are nonrefundable; therefore, no revenue is recognized ahead of cash received. Deferred revenue consists of payments received in advance of revenue recognized under these agreements.

     CASH AND CASH EQUIVALENTS -- Cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less when acquired. Cash equivalents, which consisted primarily of money market accounts, are stated at cost, which approximates market value. At December 31, 2002, there were no unrealized holding gains or losses on cash equivalents.

     MARKETABLE SECURITIES -- All of the Company's marketable securities, which consist primarily of corporate bonds and government obligations, are classified as securities available for sale in current assets and are carried at fair value based on quoted market prices. Such securities are held for an indefinite period of time and are intended to be used to meet the ongoing liquidity needs of the Company. Unrealized gains and losses, which are deemed to be temporary, are reported in a separate component of stockholders' deficit. Declines in value judged to be other-than-temporary, if any, are included in general and administrative expense in the consolidated statements of operations. The cost of the debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The amortization/accretion is included in interest income. The cost of securities is based on the specific-identification method.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets.

     The estimated useful lives of property and equipment are as follows:

ASSET                                                  ESTIMATED LIFE
-----                                 ------------------------------------------------
Computer equipment..................                     3-5 years
Furniture and fixtures..............                      5 years
Laboratory equipment................                      5 years
Vehicles............................                      5 years
Leasehold improvements..............  Lesser of estimated useful life or life of lease

     LONG-LIVED ASSETS -- The Company periodically evaluates the potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset based on future undiscounted cash flows over the estimated remaining useful life of the asset and compares such amount to the carrying value. If the undiscounted future cash flows are less than the carrying value, the fair value of the asset is determined. The Company will measure the amount of such impairment based on the fair value of the related asset, calculated based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved, and if such fair value

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY is less than the carrying value, the asset is written down to its estimated fair value. Factors that management considers in performing this assessment include current operating results, trends and prospects and, in addition, demand, competition, and other economic factors.

     As of December 31, 2000, the Company determined that the value of its purchased technology was impaired under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (see Note 12) and wrote off the net book value of the purchased technology of $724,242. There were no impairments of the Company's assets during 2001 or 2002. Amortization expense related to the Company's intangible assets for the year ended December 31, 2000 was approximately $491,000 and $0 in both 2001 and 2002.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The estimated fair values of cash, cash equivalents, accounts payable, and accrued expenses approximate carrying value due to the short-term nature of these instruments. Marketable securities have been designated as available-for-sale investments and are stated at fair value.

     RESEARCH AND DEVELOPMENT EXPENSES -- Research and development costs are charged to operations as incurred.

     STOCK-BASED COMPENSATION -- The Company accounts for stock-based award grants to employees and members of the Board of Directors using the intrinsic-value method under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and provides additional footnote disclosure based on the fair-value method as required by SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, no compensation expense is recognized for stock awards granted at fair market value with fixed terms.

     Had the Company elected to recognize compensation cost on the fair value of the options granted at the grant date, as prescribed by SFAS No. 123, pro forma net loss would have been:

                                                                         SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                    JUNE 30,
                         -----------------------------------------   -------------------------
                            2000           2001           2002          2002          2003
                         -----------   ------------   ------------   -----------   -----------
                                                                            (UNAUDITED)
Applicable to common
  stockholders:
Net loss -- as
  reported.............  $(4,942,523)  $(11,080,975)  $(14,437,475)  $(7,106,115)  $(5,773,383)
Add: Stock-based
  compensation expense
  included in reported
  net loss.............      230,603      7,248,881      3,218,802     1,899,152     1,823,768
Deduct: Stock-based
  compensation expense
  determined under fair
  value method.........     (313,125)    (7,406,823)    (3,425,406)   (2,002,454)   (1,906,003)
                         -----------   ------------   ------------   -----------   -----------
Net loss -- pro
  forma................  $(5,025,045)  $(11,238,917)  $(14,644,079)  $(7,209,417)  $(5,855,618)
                         ===========   ============   ============   ===========   ===========
Net loss per common
  share (basic and
  diluted):
As reported............  $     (1.87)  $      (3.97)  $      (3.87)  $     (1.95)  $     (1.49)
                         ===========   ============   ============   ===========   ===========
Pro forma..............  $     (1.91)  $      (4.03)  $      (3.92)  $     (1.98)  $     (1.51)
                         ===========   ============   ============   ===========   ===========

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

     The Company has computed the pro forma disclosures required under SFAS No. 123 for employee options using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and weighted-average information are as follows:

                                                                          SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                     JUNE 30,
                       ---------------------------------------------   -----------------------
                           2000            2001            2002         2002         2003
                       -------------   -------------   -------------   -------   -------------
Risk-free interest
  rate...............  5.17% - 6.50%   4.51% - 5.03%   2.94% - 4.34%     4.34%   2.35% - 3.12%
Expected dividend
  yield..............             --              --              --
Expected lives.......     5 years         5 years         5 years      5 years      5 years
Expected
  volatility.........       90%             95%             95%          95%          95%
Weighted-average fair
  value of options
  granted equal to
  fair market
  value..............  $        0.44   $          --   $        1.17   $    --   $          --
Weighted-average fair
  value of options
  granted below fair
  market value.......  $        2.77   $       14.97   $       10.94   $ 10.94   $       10.47

     The Company records the fair value of stock options and warrants granted to nonemployees in exchange for services under the fair-value method in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," in the consolidated statements of operations. Under this method, the resulting compensation is measured at the fair value of the equity instrument on the date of vesting and recognized as a charge to operations over the service period, which is usually the vesting period.

     Deferred compensation included in stockholders' deficit relates to compensatory awards under the Company's stock option plan and is being amortized over the vesting period.

     BASIC AND DILUTED NET LOSS PER COMMON SHARE -- Basic net loss per common share excludes potential dilution and is computed by dividing net loss by the weighted-average number of unrestricted common shares outstanding for the period. Diluted net loss per common share is computed by dividing net loss by the diluted weighted-average number of common and common-equivalent shares outstanding during the period. Antidilutive securities consisting of stock options and stock warrants that are not included in the diluted net loss per common share calculation, aggregated 1,813,996, 2,997,706 and 2,114,957 for the years ended December 31, 2000, 2001 and 2002, respectively. In addition, shares of convertible preferred stock, as converted, totaling 4,161,881 for the year ended December 31, 2000 and 10,941,993 for the years ended December 31, 2001 and 2002, have been excluded from the calculation of diluted net loss per common share because their effect would be antidilutive.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

     Calculation of historical net loss per share is as follows:

                                  YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                         -----------------------------------------   -------------------------
                            2000           2001           2002          2002          2003
                         -----------   ------------   ------------   -----------   -----------
                                                                            (UNAUDITED)
BASIC AND DILUTED:
  Net loss.............  $(4,942,523)  $(11,080,975)  $(14,437,475)  $(7,106,115)  $(5,773,383)
                         ===========   ============   ============   ===========   ===========
  Weighted-average
     common shares
     outstanding.......    2,660,672      2,800,629      3,729,342     3,643,764     3,879,088
  Weighted-average
     restricted common
     shares
     outstanding.......      (22,946)       (10,374)            --            --            --
                         -----------   ------------   ------------   -----------   -----------
  Basic and diluted
     weighted-average
     common shares
     outstanding.......    2,637,726      2,790,255      3,729,342     3,643,764     3,879,088
                         ===========   ============   ============   ===========   ===========
     Basic and diluted
       loss per common
       share...........  $     (1.87)  $      (3.97)  $      (3.87)  $     (1.95)  $     (1.49)
                         ===========   ============   ============   ===========   ===========

     UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE -- Unaudited pro forma net loss per common share gives effect to the automatic conversion of all outstanding convertible preferred stock that will convert upon the completion of the Company's proposed initial public offering from the original date of issuance, as well as the issuance of convertible preferred stock and common stock to the former Renalogics shareholders upon the closing of the Company's proposed initial public offering (See Note 12).

     The following table reconciles the weighted-average common shares used in the computation of basic and diluted weighted-average common shares outstanding to the unaudited pro forma basic and diluted weighted-average common shares outstanding:

                                                                           SIX MONTHS
                                                             YEAR ENDED       ENDED
                                                            DECEMBER 31,    JUNE 30,
                                                                2002          2003
                                                            ------------   -----------
                                                                           (UNAUDITED)
PRO FORMA:
  Net loss................................................  $(14,437,475)  $(5,773,383)
                                                            ============   ===========
  Basic and diluted weighted-average common shares
     outstanding..........................................     3,729,342     3,879,088
  Issuance of contingent shares to former Renalogics'
     stockholders.........................................       366,851       366,851
  Weighted-average adjustment to reflect the conversion of
     preferred stock......................................    10,941,993    10,941,993
                                                            ------------   -----------
     Pro forma basic and diluted weighted-average common
       shares outstanding.................................    15,038,186    15,187,932
                                                            ============   ===========
     Pro forma basic and diluted net loss per common
       share..............................................  $      (0.96)  $     (0.38)
                                                            ============   ===========

     INCOME TAXES -- The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset-and-liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those temporary differences

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY that have future tax consequences using the tax laws and rates that are expected to apply to periods in which there may be taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

     CONCENTRATION OF CREDIT RISK -- As of December 31, 2001 and 2002, the Company has no significant off-balance-sheet risk or concentrations of credit risk. The Company's financial instruments that could subject the Company to credit risk at December 31, 2001 and 2002 consist of cash and cash equivalents and investments; however, the Company maintains the majority of these balances with highly rated financial institutions. For each of the three years in the period ended December 31, 2002, the Company has recorded significant revenues from collaborative agreements with three pharmaceutical companies (see Note 13).

     COMPREHENSIVE INCOME (LOSS) -- SFAS No. 130, "Reporting Comprehensive Income," requires disclosure of all components of comprehensive income (loss) on annual and interim bases. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances involving nonowner sources. The Company does not have any items of comprehensive loss other than its reported net loss for the years ended December 31, 2000 and 2001. For the year ended December 31, 2002, comprehensive loss consists of net loss and the unrealized holding gain on the Company's available-for-sale securities.

     DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE -- SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for reporting information regarding operating segments and establishes standards for related disclosure about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and manages its business as one operating segment.

     As of December 31, 2000, 2001, and 2002, all of the Company's assets are located in the United States.

     RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS -- In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 further refines the requirements of SFAS No. 121 that companies (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company adopted the provisions of SFAS No. 144, as required, on January 1, 2002. The adoption of this statement did not have any impact on the Company's financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an Amendment of FASB Statement No. 123." This statement amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management has determined that it will continue to account for stock-based compensation to employees under the provisions of APB Opinion No. 25 and will make all required disclosures in its financial reports.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -- In December 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," that the provisions of EITF Issue No. 00-21 should be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The provisions of EITF Issue No. 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management will evaluate multiple elements in accordance with this EITF Issue for new arrangements into which it enters.

     In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatorily redeemable financial instruments of nonpublic companies. The Company has not yet determined the impact of this statement on its financial statements.

3. MARKETABLE SECURITIES

     Marketable securities are classified as available-for-sale and consist of the following at December 31, 2002:

                                         AMORTIZED    UNREALIZED   UNREALIZED    ESTIMATED
                                           COST          GAIN         LOSS      FAIR VALUE
                                        -----------   ----------   ----------   -----------
U.S. government obligations...........  $ 2,637,196    $ 2,763      $    --     $ 2,639,959
Corporate debt securities.............    9,980,841     21,080        9,930       9,991,991
Auction instruments...................    4,023,544      1,563           --       4,025,107
Equities..............................      502,724         --        2,724         500,000
                                        -----------    -------      -------     -----------
                                        $17,144,305    $25,406      $12,654     $17,157,057
                                        ===========    =======      =======     ===========

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31,:

                                                                2001        2002
                                                              --------   ----------
Computer equipment..........................................  $168,897   $  303,273
Furniture and fixtures......................................   135,279      363,377
Laboratory equipment........................................   346,374      414,264
Vehicles....................................................    17,500       17,500
Leasehold improvements......................................        --      154,915
                                                              --------   ----------
                                                               668,050    1,253,329
Less accumulated depreciation and amortization..............   302,992      470,839
                                                              --------   ----------
Total.......................................................  $365,058   $  782,490
                                                              ========   ==========

     Depreciation and amortization expense related to property and equipment for the years ended December 31, 2000, 2001, and 2002 was approximately $11,000, $61,000, and $168,000, respectively.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

5. ACCRUED EXPENSES

     Accrued expenses consist of the following at December 31,:

                                                                 2001        2002
                                                              ----------   --------
Development costs...........................................  $  580,046   $193,815
Payroll related.............................................     518,033    571,272
Professional fees...........................................     163,200    142,510
Other/travel-related........................................     114,395     31,194
Royalties...................................................     600,000     20,000
                                                              ----------   --------
                                                              $1,975,674   $958,791
                                                              ==========   ========

6. COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS -- The Company leases its facilities and office equipment under cancelable and noncancellable operating leases that expire through July 31, 2006. The Company holds an option to renew its lease for the administrative facility through November 2007. During the years ended December 31, 2000, 2001, and 2002, rent expense totaled approximately $62,000, $122,000, and $236,000, respectively.

     Future minimum payments under the noncancelable operating lease agreements at December 31, 2002 are as follows:

YEAR ENDING DECEMBER 31
-----------------------
2003........................................................   $196,000
2004........................................................    106,000
2005........................................................     10,000
2006........................................................      5,000
                                                               --------
                                                               $317,000
                                                               ========

     ROYALTIES -- The Company has a number of agreements with various research firms and universities in which the Company has potential obligations to pay royalties upon the achievement of specific milestones, as defined, as well as for certain patent, license, and know-how fees received by the Company. During the years ended December 31, 2000, 2001, and 2002, the Company incurred $48,000, $620,000, and $90,000, respectively, of royalties under these agreements, which are included in the accompanying consolidated statements of operations and comprehensive loss as royalty expense. Future annual minimum royalties amount to $20,000 until such agreements are terminated by either party in accordance with their provisions, as defined.

     CONTINGENCIES -- From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. As of December 31, 2002, the Company is not a party to any pending litigation or other legal proceeding.

     On January 18, 2002, the Company was served with a complaint which alleged that the plaintiff was injured while he was a participant in a clinical trial. This lawsuit was settled during the year ended December 31, 2002. The Company made payments totaling $180,000 and recorded such amount in the accompanying statement of operations and comprehensive loss for the year ended December 31, 2002. The remainder of the settlement, $150,000, was paid directly to the plaintiff by the Company's insurer.

     On February 12, 2002, the Company was served with a complaint which alleged that its use of the trademark ADERIS infringed on the plaintiff's trademark, constituted unfair competition, and was likely to

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY dilute what the plaintiff perceived to be the distinctive quality of its trademark. The plaintiff was seeking unspecified monetary relief in addition to an injunction which could have prevented the Company from using the trademark ADERIS. This claim was settled during the year ended December 31, 2002 at no cost to the Company.

7. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

     CONVERTIBLE PREFERRED STOCK -- The Company has 7,000,000 authorized shares of convertible preferred stock, $0.001 par value, of which 666,667 shares have been designated as Series A Convertible Preferred Stock ("Series A Preferred Stock"), 1,500,000 shares have been designated as Series B Convertible Preferred Stock ("Series B Preferred Stock"), 538,776 shares have been designated as Series C Convertible Preferred Stock ("Series C Preferred Stock"), and 4,090,910 shares have been designated as Series D Convertible Preferred Stock ("Series D Preferred Stock"). The remaining 203,647 shares are undesignated.

     In February, March, and August 2001, the Company issued an aggregate of 4,076,834 shares of Series D Preferred Stock at $11.00 per share, resulting in gross proceeds to the Company of approximately $44.8 million.

     In connection with the Series D Preferred Stock financing, the Company paid a placement agent approximately $1.1 million and issued to it a warrant to purchase 225,060 shares of common stock at $3.64 per share. The value of the warrant using the Black-Scholes option pricing model was approximately $1,239,000 (which was credited to additional paid-in capital). Both amounts are included in the Series D issuance costs. The warrant expires five years from the issuance date.

     In February and May 2000, the Company issued an aggregate of 538,776 shares of Series C Preferred Stock at $10.21 per share, resulting in net proceeds to the Company of $5,484,110.

     The rights, preferences, and privileges of the Series A, Series B, Series C, and Series D Preferred Stock are detailed below:

          Dividends -- The Company is not required to pay dividends to any preferred stockholders. However, in the event of a dividend to common stockholders, holders of Series A, Series B, Series C, and Series D Preferred Stock are entitled to receive dividends at rates of $0.06, $0.48, $0.82, and $0.88 per annum (8% of purchase price), respectively, prior to any dividend payments to common stockholders. These dividends are not cumulative.

          Liquidation -- In the event of any voluntary or involuntary liquidation, dissolution, or winding-up, including the sale of all or substantially all of the assets of the Company, as defined, the holders of Series A, Series B, and Series D Preferred Stock then-outstanding shall be entitled to be paid an amount equal to $0.75, $6.00, and $11.00 per share, respectively, plus any declared but unpaid dividends. After payment in full to the holders of Series A, Series B, and Series D Preferred Stock, holders of Series C Preferred Stock will be entitled to be paid an amount equal to $10.21 per share plus any declared but unpaid dividends. As the potential liquidation event upon a change in control of the Company could be deemed outside the control of the Company, the convertible preferred stock has been presented outside of stockholders' deficit in the accompanying financial statements. Since redemption is uncertain because it is based on a liquidation event, the Company has presented the preferred stock at net issuance value.

          After the liquidation preference payments to all preferred stockholders, the remaining assets of the Company shall be distributed ratably among the holders of common stock and Series A, Series B, and Series D Preferred Stock based on the number of shares of common stock into which the Series A, Series B, and Series D Preferred Stock is then convertible.

          If, upon any such liquidation, dissolution, or winding-up of the Company, the remaining assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY preferred stock the full amount to which they are entitled, the holders of shares of Series A, Series B, and Series D Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to their aggregate liquidation amount.

          Conversion -- Each share of Series A and Series B Preferred Stock is convertible at the option of the holder, at any time, into 1.65 share of common stock, adjustable for certain dilutive events. In July 2001, the Company issued a warrant to purchase 225,060 shares of common stock at $3.64 per share. This issuance has been deemed a dilutive event for the holders of Series C and Series D Preferred Stock, and accordingly, the conversion ratio has been adjusted to approximately 1.66 shares of common stock per share of Series C and Series D Preferred Stock. An automatic conversion occurs into common stock at the then-applicable conversion price upon the closing of a public offering in which the share price is not less than $9.09 per share (adjusted for specified events) and the aggregate proceeds to the Company are greater than $25,000,000 or upon approval by holders of more than 50% of the then-outstanding shares of all preferred stock voting together as a single class.

          Voting Rights -- The holders of Series A, Series B, Series C, and Series D Preferred Stock are entitled to the number of votes for each share of common stock into which the preferred stock is then convertible on most matters submitted to a vote of stockholders. In addition, holders of Series A Preferred Stock, voting as a separate class, are entitled to elect one director of the Company. Holders of Series B Preferred Stock, voting as a separate class, are entitled to elect one director of the Company.

     The Company must reserve a sufficient number of its authorized but unissued common stock to provide for the conversion of Series A, Series B, Series C, and Series D Preferred Stock. Therefore, the following number of shares of common stock has been reserved as of December 31, 2002:

Series A Preferred Stock....................................    1,100,004
Series B Preferred Stock....................................    2,475,000
Series C Preferred Stock....................................      895,204
Series D Preferred Stock....................................    6,797,252
                                                               ----------
                                                               11,267,460
                                                               ==========

     RESTRICTED COMMON STOCK -- The Company entered into a vesting and buyback agreement with a stockholder/member of the Board of Directors. The agreement provided that in the event the stockholder was no longer on the Board of Directors, the Company had the right to repurchase any unvested shares from the stockholder at the original issuance price which ranged from $0.03 to $0.37 per share. The repurchase option on the 122,100 shares of restricted common stock outstanding at December 31, 2000 lapsed on a monthly basis through 2004. In September 2001, the Company accelerated the vesting of the remaining unvested restricted shares and terminated its option to repurchase such restricted shares held by the Board member upon her resignation from the Board. The Company recorded a non-cash compensation charge of approximately $79,000 during the year ended December 31, 2001 related to the acceleration of vesting.

8. STOCK OPTION PLANS

     In March 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), whereby the Board of Directors may grant incentive stock options to employees only and nonstatutory stock options to employees, directors, and consultants. At December 31, 2002, 2,475,000 shares of common stock are reserved for issuance to eligible employees and directors of, and consultants to, the Company. Options granted under the 1995 Plan expire no later than 10 years from the date of grant. The option price for incentive stock options shall be at least 100% of the fair value on the date of grant and, in the case of non-qualified stock options, shall be no less than 85% of the fair value. If, at the time the Company grants an incentive stock option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of four years from the date of grant. Options may be granted with different vesting terms from time to time at the discretion of the Board of Directors. As of December 31, 2002, the Company had 86,287 shares available for future grant under the 1995 Plan.

     In November 2001, the Company adopted the 2001 Incentive Award Plan (the "2001 Plan"), whereby the Board of Directors may grant incentive stock options to employees only, nonstatutory stock options to employees, directors, and consultants, and restricted stock awards to employees and consultants. The Company has reserved 1,555,000 shares of common stock for issuance under the 2001 Plan. Options granted under the 2001 Plan expire no later than 10 years from the date of grant. The option price for incentive stock options shall be at least 100% of the fair value on the date of grant and, in the case of nonqualified stock options, shall be no less than 85% of the fair value. If, at the time the Company grants an incentive stock option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of four years from the date of grant. Options may be granted with different vesting terms from time to time. As of December 31, 2002, the Company had 680,800 shares available for future grant under the 2001 Plan.

     Activity under these stock option plans is summarized as follows:

                                                                                         WEIGHTED-
                                                                                          AVERAGE
                                                                                         EXERCISE
                                                            NUMBER OF   EXERCISE PRICE   PRICE PER
                                                             SHARES       PER SHARE        SHARE
                                                            ---------   --------------   ---------
Balance, January 1, 2000..................................    980,925   $0.03 - $0.36      $0.33
  Granted.................................................    841,321    0.36 -  0.61       0.36
  Exercised...............................................     (8,250)           0.03       0.03
                                                            ---------   -------------      -----
Balance, December 31, 2000................................  1,813,996    0.30 -  0.61       0.35
  Granted.................................................  1,326,600            0.66       0.67
  Exercised...............................................   (300,300)           0.36       0.36
  Cancelled...............................................    (67,650)           0.36       0.36
                                                            ---------   -------------      -----
Balance, December 31, 2001................................  2,772,646    0.30 -  0.66       0.49
  Granted.................................................    125,100    0.66 -  1.60       1.58
  Exercised...............................................   (917,610)   0.30 -  0.66       0.35
  Cancelled...............................................    (90,239)   0.36 -  0.66       0.63
                                                            ---------   -------------      -----
Balance, December 31, 2002................................  1,889,897    0.30 -  1.60       0.62
  Granted (unaudited).....................................    235,800            1.60       1.60
                                                            ---------   -------------      -----
Balance, June 30, 2003 (unaudited)........................  2,125,697   $0.30 - $1.60      $0.73
                                                            =========   =============      =====
Exercisable, June 30, 2003 (unaudited)....................  1,229,157   $0.30 - $1.60      $0.61
                                                            =========   =============      =====
Exercisable, December 31, 2002............................    963,447   $0.30 - $0.66      $0.56
                                                            =========   =============      =====
Exercisable, December 31, 2001............................  1,361,384   $0.30 - $0.66      $0.43
                                                            =========   =============      =====
Exercisable, December 31, 2000............................    863,769   $0.30 - $0.36      $0.33
                                                            =========   =============      =====

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

     The following table summarizes information about options outstanding at December 31, 2002:

                       OUTSTANDING
           -----------------------------------
                        WEIGHTED-                    EXERCISABLE
                         AVERAGE                 -------------------
                        REMAINING    WEIGHTED-             WEIGHTED-
            NUMBER     CONTRACTUAL    AVERAGE    NUMBER     AVERAGE
EXERCISE      OF          LIFE       EXERCISE      OF      EXERCISE
 PRICES     SHARES     (IN YEARS)      PRICE     SHARES      PRICE
--------   ---------   -----------   ---------   -------   ---------
 $0.30        31,350       2.2         $0.30      31,350     $0.30
  0.36       555,347       6.7          0.36     286,702      0.36
  0.66     1,181,400       8.6          0.66     645,395      0.66
  1.60       121,800       9.4          1.60          --        --
           ---------       ---         -----     -------     -----
           1,889,897       8.0         $0.63     963,447     $0.56
           =========       ===         =====     =======     =====

     Because the Company accounts for its stock-based awards using the intrinsic-value method in accordance with APB Opinion No. 25 and its related interpretations, no compensation expense has been recognized in the consolidated financial statements at the date of grant for employee stock option arrangements for which the exercise price is equal to the deemed fair market value of the underlying shares at that date.

     In connection with stock options granted to employees during the years ended December 31, 2000, 2001 and 2002, the Company recorded deferred compensation of $1,109,313, $10,757,341, and $35,300, respectively, which represents the aggregate difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally four years, in accordance with the method described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB Opinion No. 15 and No. 25)." The Company recorded stock-based compensation expense of $144,335, $6,086,150, and $2,972,143 for the years ended December 31, 2000, 2001, and 2002 respectively, related to these options including a charge of $4,236,000 in 2001 for immediately vested stock option grants to members of our Board of Directors. Unamortized deferred compensation is charged to additional paid-in capital in the event employment of the respective employee or director is terminated. Deferred compensation of $0, $49,250 and $455,334 was charged to additional paid-in capital related to employee terminations in 2000, 2001 and 2002, respectively.

     At December 31, 2002, the remaining unamortized deferred stock-based compensation totaled $2,243,992 and will be amortized over the following periods (assuming no forfeitures):

Year ending December 31, 2003...............................   $1,363,416
Year ending December 31, 2004...............................      675,581
Year ending December 31, 2005...............................      204,995
                                                               ----------
                                                               $2,243,992
                                                               ==========

     Prior to 2002, the Company has issued options to nonemployees to purchase a total of 316,800 shares which typically vest 25% upon the first anniversary of the vesting start date and ratably on a monthly basis thereafter through 2004. The Company has recorded the applicable stock-based compensation expense based on the fair value of these options as calculated by the Black-Scholes option pricing model of $23,154,

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

$230,082 and $246,659, during the years ended December 31, 2000, 2001, and 2002, respectively. The assumptions used are as follows:

                                           2000             2001             2002
                                       -------------    -------------    -------------
Risk-free interest rate..............  5.17% - 6.50%    4.51% - 5.55%    3.50% - 5.28%
Expected dividend yield..............       --               --               --
Expected lives.......................    10 years         10 years       6.5 - 9 years
Expected volatility..................       90%              95%              95%

     In December 2000, the Company recorded a charge of $63,000 related to the acceleration of one executive's 42,281 unvested options on the date of his termination. In January 2001, the former executive exercised his 169,125 options in a cashless exercise in exchange for 135,300 shares of the Company's common stock. The cashless exercise of options utilizing immature shares resulted in a new measurement date, and the Company recorded a non-cash compensation charge of approximately $189,000 in relation to this exercise in the year ended December 31, 2001. This charge was calculated based on the fair market value on the date of exercise. This cashless exercise was not a provision of the original plan and has only been granted to this one executive.

     In September 2001, the Company accelerated the vesting and extended the exercise term of options to two Board members who resigned. In connection with this agreement, the Company recorded a non-cash compensation charge of approximately $665,000 related to the option modification in the year ended December 31, 2001. This charge was calculated based on the fair market value of the options on the date of the acceleration.

9. INCOME TAXES

     The Company has no provision for income taxes in 2000, 2001, and 2002.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, the components of the net deferred tax assets are approximately as follows:

                                                              2001            2002
                                                          ------------    ------------
Net operating loss carryforwards........................  $  7,726,000    $ 11,647,000
Stock compensation......................................     2,900,000       3,098,000
Research and development tax credit carryforwards.......       735,000       1,150,000
Other tax credit carryforwards..........................        70,000          70,000
Deferred revenue........................................            --         339,000
Depreciation and amortization...........................       227,000         334,000
Other...................................................        56,000         165,000
                                                          ------------    ------------
                                                            11,714,000      16,803,000
Valuation allowance.....................................   (11,714,000)    (16,803,000)
                                                          ------------    ------------
Net deferred income tax asset...........................  $         --    $         --
                                                          ============    ============

     The Company has placed a full valuation allowance against its net deferred tax assets since the Company believes it is more likely than not that it will not be able to utilize its net deferred tax asset.

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY

     The provision for income taxes differs from the federal statutory rate due to the following:

                                                             2000      2001      2002
                                                             -----     -----     -----
Income tax at statutory rate...............................  (34.0)%   (34.0)%   (34.0)%
State taxes, net of federal benefit........................   (5.7)     (5.9)     (5.9)
Permanent differences......................................    1.6        --       6.8
Tax credits................................................   (2.5)     (2.1)     (2.1)
Change in valuation allowance..............................   40.6      42.0      35.2
                                                             -----     -----     -----
Effective tax rate.........................................     --%       --%       --%
                                                             =====     =====     =====

     At December 31, 2002, the Company had net operating loss carryforwards and research and development tax credit carryforwards of approximately $29,072,000 and $1,150,000, respectively. The federal net operating losses and the research and development tax credits expire beginning in 2009 and extending through 2022. In addition, at December 31, 2002, the Company also had alternative minimum tax ("AMT") credit carryforwards of approximately $70,000. The carryforward period for the AMT credit is unlimited. The use of these losses may be limited due to ownership change limitations under Section 382 of the Internal Revenue Code.

10. 401(K) PLAN

     The Company adopted the Aderis Pharmaceuticals 401(k) Retirement Plan (the "Plan"), effective January 1, 2002, in which all employees 21 years or older are eligible to participate upon meeting an hours-of-service requirement, as defined in the Plan. Under the terms of the Plan, employees may elect to defer a percentage of their annual compensation, subject to legal limitations. The Company may make matching contributions at its discretion. For the year ended December 31, 2002, the Company made discretionary contributions of $132,038 to the Plan.

11. RELATED-PARTY TRANSACTIONS

     In February 2000, the Company sold 489,804 shares of Series C Preferred Stock to a customer at $10.21 per share for gross proceeds of $5,000,000. Total revenues from this customer for the years ended December 31, 2000, 2001, and 2002 were $673,019, $4,000,000, and $1,500,000, respectively. No portion of the proceeds from the sales of Series C Preferred Stock was allocated to revenue. In addition, in March 2001, this customer purchased 200,000 shares of Series D Preferred Stock at $11.00 per share. This price is consistent with that paid by other investors.

     In May 2000, the Company issued an additional 48,972 shares of Series C Preferred Stock to the owner of a molecule the Company was developing as partial payment for licensing the molecule from this Company. The license agreement was for $1,500,000, of which the Company paid $1,000,000 in cash and issued stock valued at $500,000 based on a price of $10.21 per share. This amount is included in research and development expense on the accompanying statement of operations.

12. ACQUISITION

     On June 21, 1999, the Company acquired all of the outstanding capital stock of Renalogics for consideration including common stock and Series B Preferred Stock.

     Approximately $1,428,000 of the purchase price was allocated to purchased technology, representing the value of the licensing and research agreements with Emory University assumed by the Company. Under these arrangements, the Company acquired the right to develop and commercialize any intellectual property that resulted from Emory University's efforts with respect to the development of a family of novel anti-

                  ADERIS PHARMACEUTICALS, INC. AND SUBSIDIARY inflammatory molecules in exchange for certain milestone payments and royalties based on sales of a product resulting from the intellectual property of Emory University. The Company has paid approximately $136,000, $0, and $0, and in 2000, 2001, and 2002, respectively, in connection with the research agreement, which has been recorded as research and development expense in the accompanying consolidated statements of operations.

     The value allocated to the licensing agreement from Emory University was capitalized as purchased technology which the Company began amortizing on a straight-line basis over the estimated useful life of three years. In December 2000, the Company re-evaluated the commercial potential of the licensing agreement with Emory University and the employment arrangement it had with the former president of Renalogics and concluded that it would not pursue the further commercialization of this technology. Accordingly, the Company terminated its licensing agreement with Emory University and wrote off the remaining $724,242 of unamortized value of the purchased technology. In addition, as of December 31, 2000, the Company terminated the former president of Renalogics.

     In connection with the acquisition of Renalogics, the Company is required to issue an additional 171,046 shares of its common stock and 118,670 shares of its Series B Preferred Stock, which will convert to 195,805 shares of common stock, to the shareholders of Renalogics upon the closing of an underwritten initial public offering of the Company's common stock at a price of at least $10.00 per share or upon the sale of the Company for a price greater than $60 million. As of December 31, 2002, none of these milestones had been achieved. As there is no longer value related to the assets acquired in this acquisition, the Company will expense this contingent purchase amount if it is paid based on the fair market value of the stock on the date it is issued.

13. SIGNIFICANT CUSTOMERS

     The Company recorded revenues of greater than 10% of total revenues from the following collaborative agreements with pharmaceutical companies as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
COLLABORATOR                                                  2000   2001   2002
------------                                                  ----   ----   ----
A...........................................................   72%    31%    36%
B...........................................................    *      *     16%
C...........................................................   23%    69%    48%

---------------

* Revenues derived from this collaborator were less than 10% of the Company's total revenue for the applicable period.

     Revenue was derived from the following geographic regions (based on location of customer):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2000   2001   2002
                                                              ----   ----   ----
United States...............................................   77%    31%    52%
Germany.....................................................   23%    69%    48%

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
SEC registration fee........................................   $6,068
NASD filing fee.............................................    8,000
Nasdaq National Market listing fee..........................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Printing and engraving......................................           *
Blue sky fees and expenses (including legal fees)...........           *
Transfer agent fees.........................................           *
Miscellaneous...............................................           *
                                                                       *
          Total.............................................           *

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Amended and Restated Certificate of Incorporation in effect as of the date hereof, and our Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant has applied for liability insurance for its officers and directors.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by

Section 102(b)(7) of the DGCL and provides that the registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information regarding all securities sold by the registrant since January 1, 2000, adjusted where applicable for the 1.65-for-1 stock split in March 2002:

          1. In February 2000, we issued and sold an aggregate of 489,804 shares of our Series C preferred stock at a price per share of $10.21 to one accredited investor. These shares will convert into common stock at the rate of one share of common stock for 1.66 shares of Series C preferred stock, at the completion of this offering.

          2. In May 2000, we issued and sold an aggregate of 48,972 shares of our Series C preferred stock at a price per share of $10.21 to one accredited investor. These shares will convert into common stock at the rate of one share of common stock for 1.66 shares of Series C preferred stock, at the completion of this offering.

          3. In February 2001 and March 2001, we issued and sold an aggregate of 2,713,200 shares of our Series D Preferred Stock at a price per share of $11.00 to twenty-one accredited investors. These shares will convert into common stock at the rate of one share of common stock for 1.66 shares of Series D preferred stock, at the completion of this offering.

          4. In August 2001, we issued and sold an aggregate of 1,363,634 shares of our Series D preferred stock at a price per share of $11.00 to nine accredited investors. These shares will convert into common stock at the rate of one share of common stock for 1.66 shares of Series D preferred stock, at the completion of this offering.

          5. Between January 1, 2000 and September 30, 2001, we granted options to purchase an aggregate of 1,336,321 shares of common stock at exercise prices ranging from $.36 to $.60 per share with a weighted average exercise price of $0.48 per share.

          6. In August 2001, we issued a warrant to purchase an aggregate of 225,060 shares of common stock at an exercise price of $3.64 to Gerard Klauer & Mattison, an accredited investor, for services rendered in connection with the sale of our Series D preferred stock.

          7. On November 14, 2001, we granted options to purchase an aggregate of 831,600 shares of common stock at an exercise price of $.66 per share under the 2001 Incentive Award Plan.

          8. During the year ended December 31, 2002, we granted options to purchase an aggregate of 125,100 shares of common stock at exercise prices ranging from $.66 to $1.60 per share with a weighted average exercise price of $1.58 per share.

          9. Between January 1, 2003 and June 30, 2003, we granted options to purchase an aggregate of 235,800 shares of common stock at an exercise price of $1.60 per share.

     The sale of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or, with respect to issuances to employees and consultants, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule
701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients either received adequate information about the registrant or had adequate access, through their relationships with the registrant to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS.

NUMBER                           DESCRIPTION
------                           -----------
 *1.1    Form of Underwriting Agreement.
  3.1    Amended and Restated Certificate of Incorporation of Aderis
         Pharmaceuticals, Inc., as currently in effect.
  3.2    Amended and Restated Bylaws of Aderis Pharmaceuticals, Inc.,
         as currently in effect.
 *3.3    Form of Amended and Restated Certificate of Incorporation of
         Aderis Pharmaceuticals, Inc., to be effective upon the
         closing of this offering.
 *3.4    Bylaws of Aderis Pharmaceuticals, Inc., to be effective upon the closing of this offering.
 *4.1    Specimen Common Stock certificate.
  4.2    Restated Investor Rights Agreement dated March 31, 1995, as amended by the First Amendment to Restated Investor Rights
         Agreement dated November 3, 1995, the Second Amendment to
         Restated Investor Rights Agreement dated June 21, 1999, the
         Third Amendment to Restated Investor Rights Agreement dated
         February 21, 2001 and the Fourth Amendment to Restated
         Investor Rights Agreement dated August 15, 2001.
  4.3    Warrant to Purchase Common Stock, dated June 16, 2003,
         granted to Midtown Holdings, LLC.
 *5.1    Opinion of Latham & Watkins LLP.
 10.1    Form of Indemnification Agreement between Aderis
         Pharmaceuticals, Inc. and each of our directors and
         officers.
 10.2    1995 Stock Option Plan as amended by the First Amendment
         dated June 7, 1999 and the Second Amendment dated August 10,
         2001.
 10.3    Amended and Restated 2001 Incentive Award Plan.
*10.4    Development and License Agreement by and between Discovery
         Therapeutics, Inc. and Fujisawa Healthcare, Inc., dated July
         29, 1999.
*10.5    Development and Commercialization Agreement by and between
         Medco Research, Inc. and Discovery Therapeutics, Inc., dated
         August 19, 1997.
*10.6    Exclusive License Agreement by and between Discovery
         Therapeutics, Inc. and Schwarz Pharma AG, dated August 10,
         1999, as amended by Amendment No. 1 dated December 22, 1999 and as amended by Amendment No. 2 dated October 21, 2002.
*10.7    Earn Out Agreement by and between Whitby, Inc. and Discovery
         Therapeutics, Inc. dated April 25, 1994.
 10.8    Property Lease by and between Straley Corporation and
         Discovery Therapeutics, Inc. dated December 15, 2000, as
         amended by Lease dated November 1, 2001, Lease dated
         November 1, 2001 and Lease dated February 12, 2002.
 10.9    Property Lease by and between Thomas S. Gilman and Discovery
         Therapeutics, Inc. dated February 24, 1998, as amended by
         the First Addendum to Lease dated January 7, 1999, the
         Second Addendum to Lease dated July 14, 1999, and the Third
         Addendum to Lease dated September 12, 2000.
 10.10   Employment Agreement between Peter G. Savas and Aderis
         Pharmaceuticals, Inc., dated January 2, 2002.
 10.11   Employment Agreement between Kenneth L. Rice, Jr. and Aderis
         Pharmaceuticals, Inc., dated January 2, 2002.

NUMBER                           DESCRIPTION
------                           -----------
 10.12   Employment Agreement between William S. Wheeler and Aderis
         Pharmaceuticals, Inc., dated January 2, 2002.
 10.13   Patent License Agreement by and between Aderis
         Pharmaceuticals, Inc. and Can-Fite Biopharma Ltd. dated May
         6, 2002.
 21.1    List of Subsidiaries of Aderis Pharmaceuticals, Inc.
 23.1    Consent of Deloitte & Touche LLP
 23.2    Consent of Latham & Watkins LLP (included in Exhibit 5.1).
 24.1    Powers of Attorney (Included on Signature Page).

---------------

* To be supplied by amendment.

(b) Financial Statement Schedules.

     None.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
     (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hopkinton, State of Massachusetts, on this 26th day of August 2003.

                                          Aderis Pharmaceuticals, Inc.

                                          By:        /s/ PETER G. SAVAS
                                            ------------------------------------
                                              Name: Peter G. Savas
                                              Title:  Chairman of the Board of
                                                      Directors,
                                                      Chief Executive Officer
                                                      and President

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Peter G. Savas and Kenneth L. Rice, Jr. and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as her or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated:

                   SIGNATURE                                    TITLE                       DATE
                   ---------                                    -----                       ----
              /s/ PETER G. SAVAS                 Chairman of the Board of Directors,   August 26, 2003
-----------------------------------------------  Chief Executive Officer and
                Peter G. Savas                   President (Principal Executive
                                                 Officer)

           /s/ KENNETH L. RICE, JR.              Vice President, Chief Commercial      August 26, 2003
-----------------------------------------------  Officer and Chief Financial Officer
             Kenneth L. Rice, Jr.                (Principal Financial Officer)

             /s/ PAMELA MCDONOUGH                Controller (Principal Accounting      August 26, 2003
-----------------------------------------------  Officer)
               Pamela McDonough

             /s/ GARY E. FRASHIER                Director                              August 26, 2003
-----------------------------------------------
               Gary E. Frashier

              /s/ JAMES M. GARVEY                Director                              August 26, 2003
-----------------------------------------------
                James M. Garvey

                                                 Director
-----------------------------------------------
            Robert G. McNeil, Ph.D.

               /s/ WAYNE I. ROE                  Director                              August 26, 2003
-----------------------------------------------
                 Wayne I. Roe

            /s/ MICHAEL ROSS, PH.D.              Director                              August 26, 2003
-----------------------------------------------
              Michael Ross, Ph.D.

                                 EXHIBITS INDEX

NUMBER                           DESCRIPTION
------                           -----------
 *1.1    Form of Underwriting Agreement.
  3.1    Amended and Restated Certificate of Incorporation of Aderis
         Pharmaceuticals, Inc., as currently in effect.
  3.2    Amended and Restated Bylaws of Aderis Pharmaceuticals, Inc.,
         as currently in effect.
 *3.3    Form of Amended and Restated Certificate of Incorporation of
         Aderis Pharmaceuticals, Inc., to be effective upon the
         closing of this offering.
 *3.4    Bylaws of Aderis Pharmaceuticals, Inc., to be effective upon the closing of this offering.
 *4.1    Specimen Common Stock certificate.
  4.2    Restated Investor Rights Agreement dated March 31, 1995, as amended by the First Amendment to Restated Investor Rights
         Agreement dated November 3, 1995, the Second Amendment to
         Restated Investor Rights Agreement dated June 21, 1999, the
         Third Amendment to Restated Investor Rights Agreement dated
         February 21, 2001 and the Fourth Amendment to Restated
         Investor Rights Agreement dated August 15, 2001.
  4.3    Warrant to Purchase Common Stock, dated June 16, 2003,
         granted to Midtown Holdings, LLC.
 *5.1    Opinion of Latham & Watkins LLP.
 10.1    Form of Indemnification Agreement between Aderis
         Pharmaceuticals, Inc. and each of our directors and
         officers.
 10.2    1995 Stock Option Plan as amended by the First Amendment
         dated June 7, 1999 and the Second Amendment dated August 10,
         2001.
 10.3    Amended and Restated 2001 Incentive Award Plan.
*10.4    Development and License Agreement by and between Discovery
         Therapeutics, Inc. and Fujisawa Healthcare, Inc., dated July
         29, 1999.
*10.5    Development and Commercialization Agreement by and between
         Medco Research, Inc. and Discovery Therapeutics, Inc., dated
         August 19, 1997.
*10.6    Exclusive License Agreement by and between Discovery
         Therapeutics, Inc. and Schwarz Pharma AG, dated August 10,
         1999, as amended by Amendment No. 1 dated December 22, 1999 and as amended by Amendment No. 2 dated October 21, 2002.
*10.7    Earn Out Agreement by and between Whitby, Inc. and Discovery
         Therapeutics, Inc. dated April 25, 1994.
 10.8    Property Lease by and between Straley Corporation and
         Discovery Therapeutics, Inc. dated December 15, 2000, as
         amended by Lease dated November 1, 2001, Lease dated
         November 1, 2001 and Lease dated February 12, 2002.
 10.9    Property Lease by and between Thomas S. Gilman and Discovery
         Therapeutics, Inc. dated February 24, 1998, as amended by
         the First Addendum to Lease dated January 7, 1999, the
         Second Addendum to Lease dated July 14, 1999, and the Third
         Addendum to Lease dated September 12, 2000.
 10.10   Employment Agreement between Peter G. Savas and Aderis
         Pharmaceuticals, Inc., dated January 2, 2002.
 10.11   Employment Agreement between Kenneth L. Rice, Jr. and Aderis
         Pharmaceuticals, Inc., dated January 2, 2002.
 10.12   Employment Agreement between William S. Wheeler and Aderis
         Pharmaceuticals, Inc., dated January 2, 2002.
 10.13   Patent License Agreement by and between Aderis
         Pharmaceuticals, Inc. and Can-Fite Biopharma Ltd. dated May
         6, 2002.
 21.1    List of Subsidiaries of Aderis Pharmaceuticals, Inc.
 23.1    Consent of Deloitte & Touche LLP
 23.2    Consent of Latham & Watkins LLP (included in Exhibit 5.1).
 24.1    Powers of Attorney (Included on Signature Page).

---------------

* To be supplied by amendment.

(b) Financial Statement Schedules.

   None.